
13002805


AMERICAN
SOFTWARE

2013 annual report


AMERICAN
SOFTWARE

FINANCIAL HIGHLIGHTS


$75,276
$85,589
$102,636
$100,467
FY2010
FY2011
FY2012
FY2013

TOTAL REVENUES (in thousands)


$7,299
$9,193
$16,168
$13,784
FY2010
FY2011
FY2012
FY2013

OPERATING EARNINGS (in thousands)


$5,704
$7,364
$11,343
$10,411
FY2010
FY2011
FY2012
FY2013

NET EARNINGS (in thousands)


$0.22
$0.28
$0.42
$0.38
FY2010
FY2011
FY2012
FY2013

DILUTED EARNINGS PER COMMON SHARE

Dear Fellow Shareholders:

Fiscal year 2013 marked American Software's 12th consecutive year of profitability. We added 68 new customers, signed license agreements with customers in 25 countries and deployed our portfolio of supply chain management solutions farther than ever into more markets around the world. The Company completed the year with more than $66.4 million in cash and investments while carrying no debt and distributing approximately $15.5 million in shareholder dividends.

After two strong years of revenue growth, the trend flattened in Fiscal 2013 with a 2 percent dip in total revenue off a very strong Fiscal 2012. This served as a reminder that companies are still treading carefully as they navigate a sometimes complicated economic recovery. Yet, during Fiscal 2013 we continued to grow our recurring maintenance revenues by 5 percent, contributing approximately $35 million. Overall, we see a rising tide of supply chain improvement initiatives at companies of all sizes across a broad range of industries. American Software is well positioned to support these initiatives with a robust portfolio of innovative enterprise application solutions and deep supply chain management expertise.

On May 1, 2013, the Company successfully executed our CEO succession plan. James C. Edenfield became the executive chairman and I assumed the office of president and chief executive officer of American Software. Previously, I served as chief operating officer of American Software and as president and chief executive officer of Logility, Inc., our largest and most profitable operating unit. As CEO, my vision is to continue growing our business by constantly evolving our industry leading planning and optimization solutions, and helping our customers achieve the highest performance and efficiency throughout their global supply chains.

In fact, supply chain technology is at the heart of business growth and provides the foundation for a renewable competitive advantage for our customers. To help companies decrease costs, increase market share and boost customer service, our Logility's Voyager Solutions™ and Demand Solutions® product suites have continued to add innovative functionality. For example, our unique Logility Voyager Proportional Profile Planning™ module disaggregates high-level forecasts into more accurate granular demand plans, increasing assortment precision and eliminating excess finished goods across multiple industries. Our flexible Cloud Services offerings include software as a service (SaaS), hosted, and managed services deployment alternatives to help customers accelerate and sustain the benefits of their supply chain initiatives. Incorporating social technology into our solutions helps manufacturers and distributors boost collaboration and decrease cycle times for high-value activities like sales and operations planning (S&OP).

Logility is consistently recognized for delivering innovative software solutions that help companies improve the operation and efficiency of their global supply chains, and this year was no exception. The readers of *Consumer Goods Technology* voted Logility a top supply chain planning and supply chain execution solution provider for the 13th consecutive year. Logility also received accolades from industry analysts and publications including Aberdeen Group, Gartner, *Supply & Demand Chain Executive* and *Manufacturing Executive*.

We have expanded our presence around the world by adding ten new distributors. We now have offices and distributors in more than 56 countries helping supply chain teams extend their geographic reach and exploit new opportunities in emerging markets. With international markets generating 21 percent of Logility's Fiscal 2013 revenues, expanding our global presence and driving innovation in our solutions has proven to be a winning strategy.

As we learn at every one of our well-attended user conferences, we are privileged to serve the best customers in the supply chain world. For them, we strive to be the partner they can most count on for high-value solutions that bring greater power and insight to their forecasting, sales and operations planning, inventory optimization, production scheduling, supply planning, and transportation management efforts—to name a few.

Our employees around the world continue to be the core strength of American Software. They are known among both customers and competitors for bringing powerful and easy-to-use products to market, seeking best-fit solutions for every company's supply chain challenges, and offering the finest professional services and technical support in the industry. Our team looks forward to delivering continued strong performance to shareholders in Fiscal Year 2014.

Thank you for your commitment to supply chain excellence.

Sincerely,

J. Michael Edenfield
President and Chief Executive Officer



Logility supply chain solutions are used by:

- **31% of the top 100 Global Consumer Goods Companies**
- **50% of the top 10 Housewares and Appliances Companies**
- **25% of the top 20 Beverage Companies**
- **35% of the top 20 Consumer Packaged Goods Companies**
- **45% of the top 20 Footwear and Apparel Companies**
- **30% of the top 20 Food Companies**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-12456

AMERICAN SOFTWARE, INC.

(Exact name of registrant as specified in its charter)

Georgia **(State or other jurisdiction of incorporation or organization)**	**58-1098795** **(IRS Employer Identification No.)**
470 East Paces Ferry Road, N.E. **Atlanta, Georgia** **(Address of principal executive offices)**	**30305** **(Zip Code)**

Registrant's telephone number, including area code (404) 261-4381

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Shares, $.10 Par Value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At October 31, 2012, the last business day of the registrant's most recently completed second fiscal quarter, 24,586,379 Class A Common Shares and 2,587,086 Class B Common Shares of the registrant were outstanding. The aggregate market value (based upon the closing price of Class A Common Shares as quoted on the NASDAQ National Market System at October 31, 2012) of the Class A shares held by non-affiliates on that date was approximately $196.2 million. At July 5, 2013, 24,779,349 Class A Common Shares and 2,587,086 Class B Common Shares of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE; LOCATION IN FORM 10-K

Portions of the Company's Proxy Statement for its 2013 Annual Meeting of Stockholders are incorporated by reference into Part III.

American Software Inc.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended April 30, 2013

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Special Cautionary Notice Regarding Forward-Looking Statements

We believe that it is important to communicate our future expectations to our stockholders and to the public. This report contains forward-looking statements, including, in particular, statements about our goals, plans, objectives, beliefs, expectations and prospects, under the headings "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. You can identify these statements by forward-looking words such as "anticipate," "intend," "plan," "continue," "could," "grow," "may," "potential," "predict," "strive," "will," "seek," "estimate," "believe," "expect," and similar expressions that convey uncertainty of future events or outcomes. Any forward-looking statements herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning future:

- results of operations;
- liquidity, cash flow and capital expenditures;
- demand for and pricing of our products and services;
- viability and effectiveness of strategic alliances;
- industry conditions and market conditions;
- acquisition activities and the effect of completed acquisitions; and
- general economic conditions.

Although we believe that the goals, plans, expectations, and prospects reflected by our forward-looking statements are reasonable in view of the information currently available to us, those statements are not guarantees of performance. There are many factors that could cause our actual results to differ materially from those anticipated by forward-looking statements made herein. These factors include, but are not limited to, continuing U.S. and global economic uncertainty, the timing and degree of business recovery, unpredictability and the irregular pattern of future revenues, dependence on particular market segments or customers, competitive pressures, delays, product liability and warranty claims and other risks associated with new product development, undetected software errors, market acceptance of our products, technological complexity, the challenges and risks associated with integration of acquired product lines, companies and services, as well as a number of other risk factors that could affect our future performance. Factors that could cause or contribute to such differences include, but are not limited to, those we discuss under the section captioned "Risk Factors" in Item 1A. of this Form 10-K as well as the cautionary statements and other factors that we discuss in other sections of this Form 10-K.

Company Overview

American Software, Inc. ("American Software" or the "Company") was incorporated as a Georgia corporation in 1970. We develop, market and support a portfolio of software and services that deliver enterprise management and collaborative supply chain solutions to the global marketplace. Our software and services are designed to bring business value to enterprises by supporting their operations over intranets, extranets, client/servers or the Internet. References to "the Company," "our products," "our software," "our services" and similar references include the appropriate business unit actually providing the product or service.

We provide our software solutions through three major business segments, which are further broken down into a total of four major product and service groups. The three business segments are (1) Supply Chain Management (SCM), (2) Enterprise Resource Planning (ERP), and (3) Information Technology (IT) Consulting.

The SCM segment consists of Logility, Inc. ("Logility"), which provides collaborative supply chain solutions to streamline and optimize the forecasting, production, distribution and management of products between trading partners. The ERP segment consists of (1) American Software ERP, which provides purchasing and materials management, customer order processing, financial, e-commerce and traditional manufacturing solutions, and (2) New Generation Computing (NGC), which provides industry-specific business software to both retailers and manufacturers in the apparel, footwear, sewn products and furniture industries. The IT Consulting segment consists of The Proven Method, Inc., an IT staffing and consulting services firm. We also provide support for our software products, such as software enhancements, documentation, updates, customer education, consulting, systems integration services, and maintenance.

We derive revenues primarily from three sources: software licenses, services, and maintenance. We generally determine software license fees based on the number of modules, servers, users and/or sites licensed. Services and other revenues consist primarily of fees from software implementation, training, and consulting services. We bill primarily under time and materials arrangements and recognize revenues as we perform services. Maintenance agreements typically are for a one- to three-year term, usually commencing at the time of the initial product license. We generally bill maintenance fees annually in advance under agreements with terms of one to three years, and then recognize the resulting revenues ratably over the term of the maintenance agreement. Deferred revenues represent advance payments or billings for software licenses, services and maintenance billed in advance of the time we recognize the related revenues.

Our cost of revenues for licenses includes amortization of capitalized computer software development costs, salaries and benefits and value-added reseller (VAR) commissions. Costs for maintenance and services revenues include the cost of personnel to conduct implementations, customer support and consulting, and other personnel-related expenses as well as agent commission expenses related to maintenance revenues generated by the indirect channel.

Our selling expenses generally include the salaries and commissions we pay to our direct sales professionals, along with marketing, promotional, travel and associated costs. Our general and administrative expenses generally include the salaries and benefits we pay to executive, corporate and support personnel, as well as office rent, utilities, communications expenses, and various professional fees.

Industry Background

Companies that effectively communicate, collaborate and integrate with their trading partners within the extended enterprise or supply chain can realize significant competitive advantages in the form of lower costs, improved customer service, and increased revenue. Supply chain management refers to the process of managing the complex network of relationships that organizations maintain with external trading partners to forecast demand, source, manufacture and deliver goods and services to the end consumer. Supply chain management involves both the activities related to supplying products or services (source, make, move, buy, store, and deliver) as well as the sales and marketing activities that influence the demand for goods and services, such as new product introductions, promotions, pricing and forecasting.

In response to increasing global competition, companies are continually seeking new ways to enhance the productivity of their operations. Computer software applications can be an effective tool for companies to re-engineer and streamline their core business processes. ERP applications help companies reduce employee headcount and increase employee utilization through recording, consolidating, and reporting the large quantities of transactional data that are generated through daily operations. Core ERP applications include automation of financial reporting, human resources, and manufacturing functions. Included in the manufacturing function are supply chain applications that assist companies in managing relationships with external trading partners such as customers, suppliers, manufacturers, distributors, and retailers.

Today, several market trends are driving organizations to expand collaboration with trading partners along the supply chain. A general shift in market power has forced manufacturers and distributors to become more responsive to retailers and consumers, which has increased the demand for improved planning capabilities. At the same time, global economic conditions and competitive pressures are forcing manufacturers to reduce costs, decrease order cycle times and improve operating efficiencies. As a result, manufacturers, distributors and retailers are under pressure to better manage the supply chain as they seek to improve manufacturing efficiency and logistics operations while maintaining flexibility and responsiveness to changing market conditions and specific customer demands. These pressures are compounded by the increasing globalization and complexity of the interactions among suppliers, manufacturers, distributors, retailers and consumers.

The Internet enhances the ability of organizations to integrate their business processes through collaborative planning to synchronize internal assets and production with external demand and supplier capabilities. Global Internet technology adoption and supply chain strategies are converging to create a competitive advantage by reducing the cost of goods sold, improving customer service, building global brands and increasing global supply chain visibility as companies move product to the market quicker. Our customers' goal is to provide the right product in the right place at the right time at a competitive price.

Where appropriate, our software solutions leverage the Internet to expand the potential user community and streamline collaboration among the various trading partners in the supply chain. The supply chain planning process focuses on demand forecasting, supply and inventory optimization, global sourcing, distribution, transportation and manufacturing planning and scheduling. Planning software is designed to increase revenues, improve forecast accuracy, optimize production scheduling, streamline global sourcing, reduce inventory costs, decrease order cycle times, reduce transportation costs, and improve customer service.

The supply chain execution function addresses procuring, manufacturing, warehousing, fulfilling orders and distributing products throughout the supply chain. Within the supply chain execution function, organizations are increasing their focus on the effective management of warehouse and transportation operations and the need for integration with planning systems and other enterprise applications, in order to increase the efficient and effective fulfillment of customer orders in both the business-to-business and the business-to-consumer sectors.

In order to effectively manage and coordinate supply chain activities, companies require supply chain planning, global sourcing, supply chain execution, and supply chain analytics software that provides for integrated communication, optimization and collaboration among the various constituents throughout the supply chain network. This enhanced collaboration synchronizes production plans with demand forecasts, thereby minimizing bottlenecks that lead to production delays, excess inventory and distribution network problems.

In addition, companies seek integrated planning and supply chain execution systems that further optimize the flow of products to their customers through enhanced transportation and warehouse management capabilities. Organizations are also demanding solutions that are modular and scalable to fit the changing needs of the organization.

Business Segments

Segment 1—Supply Chain Management

Logility, Inc.

Logility, our wholly-owned subsidiary, provides supply chain management (SCM) solutions, an integrated set of supply chain planning, inventory optimization, manufacturing, and transportation and logistics solutions.

Logility was incorporated in 1996. Logility provides SCM solutions to streamline and optimize the market planning, management, production, and distribution of products for manufacturers, suppliers, distributors, and retailers. Logility's solutions enable enterprises to increase their market visibility to build competitive advantages and increase profitability by reducing costs, increasing revenues, improving operational efficiencies and collaborating with suppliers and customers to more effectively respond to dynamic market conditions.

Additionally, Logility's solutions streamline and automate the executive sales and operations planning (S&OP) process to create and assess business plans that profitably match supply with demand while synchronizing supply chain operations with strategic corporate goals.

Today, Logility's customer base is approximately 1,250 companies located in more than 75 countries, which gives Logility what we believe is the largest active installed base of supply chain planning customers among all application software vendors. Logility markets and sells the *Demand Solutions®* product line to the global small and midsize enterprise (SME) market through the global VAR distribution network of Demand Management, Inc. ("DMI"). Logility also offers the *Logility Voyager Solutions*™ suite through both direct and indirect sales channels to customers with distribution-intensive supply chains, ranging from upper-midsize to Fortune 1000 companies.

Logility derives revenues primarily from three sources: software licenses, services, and maintenance. Logility generally determines software license fees based on the number of modules, deployments, users and/or sites licensed. Services and other revenues consist primarily of fees from software implementation, training, and consulting services associated with the implementation of Logility products. Logility bills for these services primarily under time and materials arrangements and recognizes revenues as it performs services. Maintenance agreements typically are for a one- to three-year term, commencing at the time of the initial product license. Logility generally bills maintenance fees annually in advance under agreements with terms of one to three years, and then recognizes the resulting revenues ratably over the term of the maintenance agreement. Deferred revenues represent advance payments or billings for software licenses, services and maintenance billed in advance of the time Logility recognizes the related revenues.

Logility's cost of revenues for licenses includes amortization of capitalized computer software development costs, salaries and benefits along with VAR commissions. Costs for maintenance and services revenues include the cost of personnel to conduct implementations, customer support and consulting, and other personnel-related expenses as well as agent commission expenses related to maintenance revenues generated by the indirect sales channel.

Logility's selling expenses generally include the salaries and commissions it pays to its direct sales professionals, along with marketing, promotion, travel and associated costs. Logility's general and administrative expenses generally include the salaries and benefits it pays to executive, corporate and support personnel, as well as office rent, utilities, communications expenses, and various professional fees.

Supply Chain Industry Background

In response to increasing global competition, volatile market demand, shorter product life cycles and reduced lead times, companies are continually seeking new ways to enhance the productivity and profitability of their operations. Companies that effectively communicate, collaborate and integrate with their trading partners within the extended enterprise network or supply chain can realize significant competitive advantages in the form of lower costs, greater customer responsiveness, reduced stock-outs, more efficient sourcing, reduced inventory levels, synchronized supply and demand, improved transportation and logistics operations, and increased revenue. Supply chain management refers to the process of managing the complex global network of relationships that organizations maintain with external trading partners (customers, suppliers, manufacturers, distributors and retailers) to forecast, source, manufacture, store and deliver goods and services to the end customer. Supply chain management involves both the activities related to supplying products or services (source, make, move, buy, store, and deliver) as well as the sales and marketing activities that influence the demand for goods and services, such as new product introductions, promotions, pricing and forecasting.

Today, several market trends are driving organizations to invest in collaborative supply chain initiatives. Global economic conditions and competitive pressures are forcing companies to reduce costs, decrease order cycle times and improve operating efficiencies. As a result, manufacturers, distributors and retailers are under pressure to better manage the supply chain as they seek to reduce costs, improve manufacturing efficiency and accelerate logistics operations while maintaining flexibility and responsiveness to changing market conditions and specific customer demands. These pressures are compounded by the increasing complexity and globalization of the interactions among suppliers, manufacturers, distributors, retailers and consumers.

Companies are increasingly deploying supply chain application solutions to address their supply chain planning, transportation and logistics requirements. Supply chain planning and optimization functions involve the use of information and analysis to facilitate the on-time delivery of the right products to the correct location at the right time and at the optimal total cost. The planning process focuses on forecasting and demand management, inventory and supply optimization, distribution, transportation and manufacturing planning and scheduling. Planning software is designed to increase revenues, improve forecast accuracy, optimize manufacturing scheduling, reduce inventory costs, decrease order cycle times, reduce transportation costs, and improve customer service.

The supply chain functions also address procuring, warehousing, fulfilling orders, distributing products, and delivery to customers throughout the global network. Within the supply chain execution function, organizations are increasing their focus on the effective management of warehouse and transportation operations and the need for integration with supply chain planning and other enterprise applications, in order to increase the efficient and effective fulfillment of customer orders in both the business-to-business and the business-to-consumer sectors.

The March 2012 Gartner, Inc. report, *Agenda for Supply Chain Functional Excellence, 2012*, states, "To compete in global markets, organizations must improve the performance of their supply chains, as well as the key functions, processes and technologies that make up an integrated supply chain."

The December 2012 Gartner outlook for supply chain technologies remains cautiously optimistic. "According to recent Gartner supply chain, cloud and IT budget surveys, a majority of respondents have expectations for budget increases during the next 12 to 36 months. Building confidence feeds into Gartner's forecast outlook for supply chain applications, which are estimated to have grown during 2012, and to secure a 9% five-year compound annual growth rate (CAGR) through 2016. Given this year's survey results, the current (3Q12) forecast assumes annual growth of 7.6%. 2012 SCM software growth was healthy, despite economic discontinuities and currency head winds within Europe. 2013 is expected to maintain growth at a slightly higher level (9.3%). During our 2012 survey, more respondents indicated higher budgets than 2011's survey, where 75% of respondents expected their budgets for supply chain to increase through 2014."

"The business drivers perhaps are shifting some purchases for supply chain technologies, but they have also highlighted areas in which businesses need to improve. Highlights within the supply chain market include S&OP, transportation and global trade management (GTM), and procurement technologies. These are areas of focus for many businesses today. The trend is expected to continue through 2013, driving a five-year CAGR of 9% in the larger, worldwide SCM market."

In order to effectively manage and coordinate supply chain activities, companies require demand planning, supply planning, inventory optimization, global sourcing, transportation and logistics management, and performance management software that provides for integrated communication, optimization and collaboration among the various stakeholders throughout the supply chain network. This enhanced collaboration optimizes production and distribution plans with demand forecasts, thereby minimizing bottlenecks that lead to production delays, excess inventory and distribution network problems.

We believe that traditional ERP systems alone do not provide the visibility, depth, flexibility or optimization required to effectively meet the demands of today's intensely competitive global environment. Organizations are demanding supply chain solutions that are both modular and scalable to extend ERP functionality, fit the dynamic needs of their businesses, deploy quickly and deliver rapid time-to-benefit.

Additionally, market drivers for more sophisticated supply chain software are finding their way downstream. Issues that multi-billion dollar companies faced ten years ago are affecting even the low end of the Small and Midsize Enterprises (SME) market today. Increasingly, Logility's customers have to manage offshore manufacturing requirements, which often extend time-to-market, as well as the unique challenges associated with selling to mass merchants. With new, increasingly complex data management needs to monitor global supply lines and deal with the retailers' demand for accurate forecast and supply visibility, the SME market is outgrowing spreadsheets for demand planning and turning to automated supply and demand, inventory and replenishment management software extending the addressable market for Logility's software offerings.

Logility Products and Services

Leveraging its SCM expertise, Logility has been an innovator in developing and deploying supply chain solutions, with its first Internet-based collaborative planning software application implemented in 1996. Logility continues to invest and expand its innovative solutions, which support the Collaborative Planning, Forecasting and Replenishment (CPFR®) standards defined by the Voluntary Interindustry Commerce Standards Association (VICS) as well as other collaborative supply chain standards such as vendor managed inventory and sales and operations planning (S&OP).

Logility's experience indicates that distribution-intensive industries face considerable competitive pressure, which is intensified by the high cost of inventory and distribution investments, dynamically changing consumer needs, and variability in overall supply chain performance. These companies need solutions that are capable of delivering significant financial benefits by quickly solving problems that arise in sourcing, manufacturing and distribution operations. Logility solutions are capable of helping these companies collaborate with their trading partners to improve customer service and optimize their sourcing, manufacturing, inventory and distribution networks.

With approximately 1,250 customers in more than 75 countries, Logility is a leading provider of collaborative supply chain solutions that help small, midsize, large and Fortune 1000 companies realize substantial bottom-line results. Logility provides two product suites, *Logility Voyager Solutions* and *Demand Solutions,* marketed, sold and distributed through both direct and indirect sales channels. The *Logility Voyager Solutions* suite features performance monitoring capabilities and provides supply chain visibility; demand, inventory and replenishment planning; S&OP, supply and inventory optimization; manufacturing planning and scheduling; transportation planning and management; and warehouse management. The *Demand Solutions* product suite provides forecasting, demand planning, replenishment and point-of-sale analysis for maximizing profits for small to midsize manufacturing, distribution and retail operations.

Logility has licensed one or more modules of *Logility Voyager Solutions* or *Demand Solutions* to companies worldwide, including A.O. Smith, , Augusta Sportswear, Avery Dennison Corporation, Berry Plastics Corporation, Continental Mills, Electrolux, Everlast Worldwide, Fastenal Company, Ferguson Wholesale, Foot Locker, Huhtamaki, Johnstone Supply, Kraft, L'Oreal, New Balance, New Belgium Brewing Company, Procter & Gamble, Remington Products Company, Rexnord, , Shiseido Americas, Sigma Aldrich, Trek Bicycle, Verizon Wireless, Warnaco, WD-40 Company, Westward Pharmaceutical Company and VF Corporation. Logility sells products and services through direct and indirect channels. Logility derived approximately 21% of its revenues in the fiscal year ended April 30, 2013 from international sales.

Product Features: Logility Voyager Solutions

Logility Voyager Solutions is an integrated software suite that provides advanced SCM including collaborative planning, forecasting and replenishment, multi-echelon inventory optimization, optimized supply sourcing, production management, warehouse management, and collaborative logistics capabilities that are designed to increase revenues, reduce inventory costs, improve forecast accuracy, decrease order cycle times, manage global sourcing initiatives, optimize production scheduling, streamline logistics operations, reduce transportation costs and improve customer service. *Logility Voyager Solutions* incorporates performance management analytics to drive decision support for critical processes such as demand management, supply and inventory optimization, manufacturing planning and scheduling, transportation planning and management and S&OP.

The *Logility Voyager Solutions* software suite is modular and scalable to meet the requirements of global organizations involving tens of thousands of products with complex manufacturing or distribution networks. In addition, the *Logility Voyager Solutions* suite interfaces with a broad range of existing enterprise applications deployed on a variety of technical platforms.

Logility's customers can implement these modules individually, in combinations or as a comprehensive solution suite. The following summarizes key features of the *Logility Voyager Solutions* product suite:

LOGILITY VOYAGER SOLUTIONS FOR COLLABORATIVE SUPPLY CHAIN MANAGEMENT

These applications allow companies to plan, manage, optimize and measure their supply chain operations and strategic trading partner relationships for direct material procurement, production, logistics and customer order fulfillment. *Logility Voyager Solutions* provides a performance-based architecture that allows companies to manage supply chain processes on an exception basis. Companies can proactively monitor, alert, measure and resolve critical supply chain events both within their own companies and throughout the extended value chain.

SUPPLY CHAIN COLLABORATION

Logility Voyager Solutions accelerates S&OP, as well as strategic trading partner collaboration. *Logility Voyager Solutions* allows companies to accelerate and synchronize demand plans, sales input, direct material procurement, sourcing, fulfillment and financial goals to increase profitability and improve service. *Logility Voyager Solutions* enables companies to streamline and accelerate the entire S&OP process. Companies can more easily track key performance indicators, measure and compare multiple plan performance, optimize sales plans and automate data gathering.

Voyager Collaborate™ enables companies to communicate efficiently across their organizations and share real-time supply chain information with external trading partners. With *Voyager Collaborate*, suppliers, manufacturers, distributors and retailers can use the power of collaborative business processes such as S&OP and built-in standards such as CPFR® to advance enterprise-wide collaboration enabled via the Internet.

DEMAND CHAIN OPTIMIZATION

Logility Voyager Solutions provides the visibility to significantly improve forecasting accuracy by creating comprehensive overviews of market demand, new product introductions, product phase-outs, short life cycle products, promotions and inventory policies. As a result, enterprises can build plans that are more closely attuned to the market.

Voyager Demand Planning™ helps reconcile differences between high-level business planning and detailed product forecasting. Aligning inventory with customer demand, this solution makes it easier to boost service levels, shorten cycle times and reduce inventory obsolescence.

Voyager Life Cycle Planning™ provides control to model each phase in a product's sunrise-to-sunset lifecycle—including introduction, maturity, replacement, substitution and retirement. Using attribute-based modeling, Logility can improve the accuracy of new product introductions, short life cycle and phase-outs, which result in reduced stock-outs and lower obsolescence costs.

Voyager Event Planning integrates marketing strategies with forecasting, distribution and logistics planning to calculate the impact of promotional plans and demand shaping strategies such as price discounts, coupons, advertising, special packaging and product placement.

INVENTORY OPTIMIZATION

Logility Voyager Solutions enables enterprises to set optimal inventory targets at each node of a multi-echelon manufacturing or distribution network to match strategic inventory goals and service levels in accordance with your business plan.

Voyager Inventory Optimization™ optimizes strategic and tactical inventory investments across multi-echelon manufacturing and distribution networks to meet business and service level objectives for complex supply chains with multiple stages of inventory.

Logility Voyager Inventory Planning™ allows enterprises to effectively measure the tradeoff of finished goods inventory investments and desired customer service levels. This solution dynamically sets time-phased inventory targets based on specific safety stock and order quantity rules.

SUPPLY CHAIN OPTIMIZATION

Logility Voyager Solutions optimizes material, inventory, production and distribution assets by synchronizing supply and demand. Optimized supply plans are generated based on manufacturing, storage, and transportation constraints as well as various sourcing, production and distribution options.

Voyager Supply Planning™ optimizes complex sourcing and production decisions to balance supply, manufacturing and distribution constraints based on corporate goals for maximizing profit or minimizing costs.

Voyager Replenishment Planning™ provides visibility of future customer demand, corresponding product and material requirements, and the actions needed to satisfy those demands.

Voyager Manufacturing Planning and Scheduling™ creates optimized constraint-based manufacturing schedules and compares multiple schedule scenarios to determine the optimal trade-off between manufacturing efficiencies, inventory investments and greenhouse gas emissions, providing lower costs and increased product availability.

TRANSPORTATION AND LOGISTICS OPTIMIZATION

Logility Voyager Solutions provides industry-leading capabilities for optimizing both warehouse and transportation operations. These solutions systematically balance logistics strategies, customer service policies, carrier effectiveness, and inventory management to boost perfect orders and spur improvements that favorably impact profitability.

Voyager WarehousePRO® provides shipping and inventory accuracy by optimizing the flow of materials and information through distribution centers. *WarehousePRO* helps cut operating costs and improve productivity, increase order fill rates, optimize space utilization and improve customer service. This solution is highly flexible and quickly adapts to changing business requirements.

Voyager Transportation Planning and Management™ provides a performance-driven, multi-modal solution for dramatic savings of time, effort and money. It enables automated shipment planning, shipment execution and freight accounting. User workflows, driven by exceptions, increase visibility and accelerate more proactive communications among trading partners. The optimization engine evaluates logical alternatives for grouping and shipping orders considering business rules, consolidation parameters, carriers, rates, and date/time requirements.

Product Features: Demand Solutions

Demand Solutions' proven, sophisticated supply chain software provides a smooth transition from spreadsheet management to robust reporting and tracking. It is simple to install and easy to use.

Demand Solutions offers three separate product platforms: DS1, DS-SaaS and DSX. The DS1 suite continues to build on the company's 27-year heritage supporting the global SME market. DSX was introduced in February 2010 and combines this history of supply chain experience with the latest technology to create a highly flexible supply chain planning solution. Built on a flexible architecture with configurability, performance and security in mind, DSX is the culmination of more than two decades of customer-driven supply chain functionality. Both suites offer the same features which allow customers a growth path as their needs change.

While the DSX functionality is the same as DS1, the DSX platform was architected to exploit and apply new technologies to provide best-in-class supply chain efficiencies. *Demand Solutions* launched DS-SaaS in January and supports both Software-as-a-Service and Infrastructure-as-a-Service. We are supporting both On-Demand Self Service and Broad Network Access. With our Web Services integration, our customers can utilize the *Demand Solutions* cloud offering (DS-SaaS) in conjunction with their system of record regardless of whether it is hosted, SaaS or On-Premise. All product platforms also incorporate social supply chain technology that enables supply chain partners around the world to collaborate in real time using intuitive, "always-on" social media tools.

The *Demand Solutions* application suite makes it easier to predict future demand and make informed decisions to optimize inventory turns, customer service levels and profitability. *Demand Solutions* is a complete time-phased, multi-tiered planning and replenishment system and a proven platform for vendor managed inventory. *Demand Solutions* helps manufacturers, wholesalers and distributors exchange inventory information in real time, proactively manage demand rather than operate in reactive mode, and increase profitability.

Demand Solutions Forecast Management provides a powerful yet easy-to-use demand planning solution that fits virtually any industry and deploys quickly. The system offers significant flexibility and allows the user to select from 26 algorithms the forecasting formula that best addresses each item's demand pattern to develop an accurate forecast of future demand.

Demand Solutions Requirements Planning incorporates collaborative planning capabilities to streamline supply activities from the production line through delivery. With instant analysis of the projected demand for unlimited items against current inventory, *Demand Solutions Requirements Planning* recommends the ideal inventory level for each shipping destination, providing valuable visibility up and down the supply chain.

Demand Solutions Collaboration offers a certified CPFR compliant collaborative planning solution that streamlines communications between a company and its customers and suppliers by letting them exchange information in real time through social media tools. This solution minimizes the barriers to entry for smaller trading partners, who need only a web browser, and extends the value available through the entire *Demand Solutions* product line. Collaboration results in greater demand visibility and closer synchronization of production and inventory investments.

Demand Solutions Sales & Operations Planning automates and continually analyzes the annual business planning process, while also giving all participants the social media tools to continue collaborating in between planning meetings. There are two annual business plans available for each of the sections of data (bookings, sales, production, inventory, backlog and shipments): the Annual Plan and the Flexible Plan. Demand Solutions was one of the first S&OP tools on the market and the company has more than 17 years of S&OP implementation experience.

Demand Solutions Advanced Planning and Scheduling is a powerful and easy-to-use production scheduling solution that supports the process and discrete enterprise environment, and quickly produces accurate schedules, taking into account machines, personnel, tooling and inventory constraints. The *Demand Solutions Advanced Planning and Scheduling* software enables manufacturers to balance material, capacity and shop floor schedules simultaneously to meet customer demand "on-time" at the lowest costs.

Demand Solutions Retail Planning enables manufacturers, distributors and retailers to collaboratively produce, ship and replenish product based on point-of-sale (POS) data. Highly accurate and easy to use, *Demand Solutions Retail Planning* can track thousands of SKUs at the retail store level, resulting in optimized store-level replenishment, reduced out-of-stocks, greater inventory turns, elevated customer service levels and increased profits. *Demand Solutions Retail Planning* is designed around the philosophy of continuous replenishment, enabling actual demand to be consolidated from each POS location and routed to suppliers. *Demand Solutions Retail Planning* leverages detailed analysis and strategic assortment planning for a store or group of stores. The result is a collaborative, highly responsive value chain from manufacturer or distributor to retail.

Segment 2—Enterprise Resource Planning

American Software ERP

Our enterprise solutions are comprehensive global solutions that link critical functions throughout an enterprise. All of our enterprise solutions support e-business functions.

The *e-Intelliprise* solution is a web-based ERP system that a customer can run over the Internet, intranet or extranet utilizing the IBM iSeries servers. This allows functions within the ERP system to be easily deployed over the Internet using a dynamic role-based web page capability. Users no longer require separate implementations to achieve differing e-business views over the Internet. This solution supports e-businesses and traditional businesses with full front-to-back office integration, which is critical to successful fulfillment and seamless processing and reporting throughout the enterprise. The *e-Intelliprise* solution is a global system, capable of operating in multiple languages and logistical organizations. We build this system around a flexible enterprise architecture that enables centralized management of enterprise wide processes while allowing delegation of other business process decisions to other levels of the organization.

Our *e-applications* are solutions for conducting business on the Internet that can web-enable specific business functions through integration with existing ERP or legacy systems. Currently, e-applications are available for the following applications: *e-procurement, e-store, e-expenses, e-forms, e-payables, e-receivables, Purchase Order Tracking and Vendor Collaboration, Requisition Tracking, Shipment Tracking, e-process management* and *e-connect*, a seamless, XML-enabled data exchange. We believe that these products represent a cost-effective solution for customers with an e-business requirement.

We also market a tool to enable our customers to enter inventory and production transactions using barcode data collection devices. This product is known as *RF Direct Connect*, and ensures accurate entry of such information as shipping, transfer, inventory movement, receiving, and production data.

We have integrated a document management solution to enable the capture, storage and retrieval of documents from multiple sources using preset business rules. This product is known as *AsIrecall,* and the solution provides an integrated method of document capture and retrieval to aid in solving business issues, increasing operational efficiency, improving customer service and enabling the reduction of administrative costs.

Our product line consists of software and services that operate on three strategic computer platforms: (1) IBM System z Mainframe or compatible, (2) IBM System i (AS/400), and (3) Intel-based servers and clients that operate Windows 2000, 2003, XP and Vista. We have written our products in various standard programming languages used for business application software, including ANSI COBOL, Micro Focus COBOL, C, C++, Visual Basic, JAVA, JAVA2 and other programming languages. Many have both on-line and batch capabilities.

We have web-enabled our legacy System z and System i applications using Host Access Transformation Server (an IBM WebSphere application). This product enables our existing System z and System i customers to access their back office systems from any Windows-based computer with Internet access using only a web browser. The graphical user interface reduces the learning curve for new users and rejuvenates the look and feel of the systems. We market this product under the name *Host-Access.*

The following is a summary of our main ERP software solutions outside of our New Generation Computing, Inc. subsidiary:

Manufacturing Modules

Companies may use *e-Intelliprise* with traditional material requirements planning (MRP) II manufacturing and/or Flow Manufacturing modules. The modules listed below are the solution components within traditional manufacturing:

- Master Scheduling
- Material Requirements Planning
- Bill of Materials
- Capacity Planning
- Production Order Status
- Route and Work Center Maintenance
- Shop Floor Control

Logistics Modules

Our logistics solution consists of an integrated system of modules that provide information about the status of purchasing activities, customer orders, inventory position and internal inventory requisition requirements. These modules perform primarily the following functions:

Inventory Asset Management

- Inventory Asset Control
- Lot Control
- Receipt and Shipment Management
- Serialized Inventory Processing
- Replenishment Processing
- Requisition Management
- Inspection

Procurement

- e-Procurement
- Traditional Purchasing
- Requisition Processing
- Blanket Purchasing
- Purchase Order and Purchase Requisition Approval Routing

Customer Order Management

- e-Store
- Order Management
- Pricing and Promotions Management

- Shipping Management
- Billing Management
- Credit Control Processing
- Customer Management

Financial Modules

Our comprehensive financial solutions provide functions such as financial reporting, budgeting, asset management, cash management, credit management and receivables management. These systems assist in resolving customers' specific financial control issues faster and more effectively. We designed the *e-Intelliprise* financial module for global companies in order to allow the use and reporting of multiple currencies, including the European Monetary Unit. The specific applications available are:

General Ledger

- Chart of Accounts Processing
- Budgeting
- Journal Entry Processing

Accounts Payable

- e-Payables
- Voucher Entry Processing
- Payment Processing

Treasury

- Bank Reconciliation
- Cash Management
- Netting and Write-Offs

Accounts Receivable

- e-Receivables
- Collections Management
- Credit Management
- Cash Receipts Management
- Financial Notices and Dunning Management
- Activity Manager

Key benefits of enterprise solutions include the following:

Single-Source Solution Provider for the Internet Age. Our comprehensive e-business solution suite supports the e-business requirements of most enterprises throughout their adoption of Internet technology. *e-Intelliprise* is a comprehensive solution to support the operations of enterprises and provide advanced decision support tools.

Front-to-Back Office Integration. e-Intelliprise provides complete integration of e-business transactions to the entire ERP system, which is critical to the success of an enterprise. This supports comprehensive and consistent flow of information throughout the enterprise and supply chain. Fulfillment issues that have been experienced by some "e-tailers" can be resolved through front-to-back office integration. *e-Intelliprise* is a single solution for support of traditional and e-business activities.

Rules-Based Architecture. e-Intelliprise is very flexible due to its rules-based architecture. This allows the ERP data to be presented based upon the profile of the user.

Deployable over the Internet, Intranet and Extranet. Companies can deploy *e-Intelliprise* over multiple channels without a separate implementation. *e-Intelliprise* allows users to create multiple secure role-based views of the system. We believe this system flexibility provides greater business value by extending the information within the ERP securely across to employees, customers and trading partners, as needed.

Full Global Capabilities. e-Intelliprise provides full global support of the entire enterprise with multiple languages, currencies and books. This allows users to view information in their native language and currency.

Modular Solution. Companies may purchase one or more modules, which they can integrate with other enterprise software. They may also purchase an integrated product suite to handle increased requirements for enterprise management, processing and transaction volume.

Extensive Functionality. Our enterprise solutions combine traditional and e-business functionality into a comprehensive yet flexible system. *e-Intelliprise* offers full operational and decision support functionality for global enterprises.

Rapid Deployment. Our products utilize a modular design and a flexible rules-based architecture, thereby streamlining implementation and reducing project time and expenses. We have announced a 120-day implementation program that is appropriate for many customers.

e-Applications

e-Applications streamline business processes and create competitive advantages that help businesses leverage the full value of their existing ERP and legacy systems. Our e-applications provide added value by extending the reach of the ERP to trading partners, establishing the groundwork for collaborative trading.

e-Procurement. This self-service online procurement solution reduces the time, cost and effort associated with "buy side" activities. This e-application can also help an enterprise become more efficient and productive by streamlining the procurement process and eliminating purchasing bottlenecks. This solution not only eliminates purchasing delays but it positions enterprises to respond faster to change and to capitalize on e-business opportunities.

e-Store. This e-business storefront solution offers a cost-effective way to expand an enterprise's market by providing around-the-clock access to web-based ordering. *e-Store* acquires and retains customers', employees' and distributors' access to catalog information, pricing, product availability and order status. The solution can give users authority to create or change customer orders, or may be restricted to inquiries.

e-Expenses. This paperless workflow solution enables employees to submit expense reports via the Internet, document receipts via fax and merge receipts and electronic documents. By giving employees access to expense status at all stages of the processing cycle (routing, approval and payment) and by supplying company management with a system wide look into expense behavior, the *e-Expenses* solution offers a new level of control over and accountability for the cost of the function.

e-Forms. e-Forms provides the ability to route specific forms, such as purchase requisitions, purchase orders, invoices, and acknowledgments via e-mail or fax. We believe that *e-Forms* offers an effective, easy-to-use communication channel to external trading partners. *e-Forms* provides a secure, self-service link between non-host users and purchasing, requisitioning, accounts payable, accounts receivable, customer order processing and manufacturing systems. Using e-mail, fax and XML/FTP gateways, this solution's workflow engine routes documents from host applications. The review, approval and update loop uses HTML formatting and receives instructions interactively.

e-Payables. This module streamlines administrative processes regarding purchases online without using purchase orders, enabling users to cost-effectively transact business from any location at any time. Using the Internet or internal intranets, *e-Payables* provides a secure interface into an accounts payable system.

e-Receivables. This solution is designed to supply account information online to an enterprise's customers. *e-Receivables* can help improve cash flow, reduce the cost of financing sales and, by automating routine tasks such as customer queries, enable strategic focus on profit creation and reduce time demands on customer service representatives.

Purchase Order Tracking and Vendor Collaboration. Companies that source globally may experience problems communicating with distant suppliers. This module combines some of the features of *e-Procurement* and *e-Forms* with the ability to negotiate delivery schedules. The system allows buyers to electronically send purchase orders to suppliers, receive acknowledgments into a secure web site, and communicate and negotiate delivery schedules via a secure web site. It uses e-mail alerts extensively to notify buyers and suppliers of changes to requirements and schedules.

Requisition Tracking. This solution is designed to reduce sourcing cycle time, improve control and compliance with approvals and lower transaction costs with labor and hard copy savings. It streamlines the requisitioning process easily and cost effectively, providing better control and management of the process. It provides for full electronic approval of requisitions, consolidation of vendor orders to meet minimum order requirements and get volume discounts, tracking of in-process requisitions and full history of approval process.

Shipment Tracking. This solution is a critical element of the global sourcing process. It is designed to provide shipment planning with full approval workflow, Advanced Ship Notice (ASN) management and shipment documentation. This solution works hand in hand with the Vendor Collaboration system to provide full visibility of inbound logistics and product availability.

e-Connect. We designed this solution to enable the exchange of XML-enabled data. *e-Connect* provides the link to extend the ERP back-office software to the web and to enable users to interact with the ERP software via the web. *e-Connect* also enables the interactive communication between web applications, marketplaces, trading exchanges, suppliers, B2B transactions and back office ERP systems.

e-Process Management. This solution is designed as a web-based event-driven system that facilitates the sharing of information and the management of business processes across internal departments and among business partners. It automates business procedures (work flows) during which documents, information and tasks are passed from one participant to another in a way that is governed by rules or procedures.

RF Direct Connect

The *RF Direct Connect* solution offers an automated data collection system integrating hand-held data collection devices and printing devices (RF terminals, scanners, barcode readers and printers) with the host ERP system's inventory, customer order processing, and production control systems. Users can perform a number of inventory and production reporting transactions using data collection devices including:

- Purchase Order Receiving
- Transfer Order Receiving/Shipping

- Production Order Receiving/Receipt Reversal
- Customer Order Pick Verification/Reversal
- Customer Order Shipment Verification/Reversal

AsIrecall

AsIrecall is an integrated document management solution for the capture, storage and retrieval of documents. *AsIrecall* enables the automation of document-based business processes within the enterprise. *AsIrecall* enables not only the retrieval of scanned images such as packing slips, picking tickets, etc., but also the retrieval of spool files created within the ERP system. Documents can be stored in a variety of file types (TIFF, JPG, BMP, PDF, DOC, HTML), and EDI files can be converted to viewable documents.

New Generation Computing, Inc.

New Generation Computing (NGC) is our wholly-owned subsidiary that provides product solutions for retailers, importers and manufacturers primarily in the apparel, footwear, sewn products and furniture industries. NGC provides functionality that allows customers to improve efficiencies, lower operating costs, reduce supply chain time, meet complex customer requirements, improve supply chain visibility, improve inventory management, and reduce production costs. NGC's solutions include a 1) Product Lifecycle Management system (*PLM*), 2) Supply Chain Management (SCM) and Global Sourcing, 3) Enterprise Resource Planning (ERP) and 4) Shop Floor Control. All products are completely integrated or can be implemented individually.

Product Lifecycle Management (PLM). From concept through adoption, NGC's PLM software offers productivity improvements during every step of development. NGC's PLM can be configured to the specific needs of any company and offers productivity improvements in every area of Development. It provides companies with real-time visibility to product data and shares information with Planning, Merchandising, Design, Costing, Sourcing, Manufacturing and Logistics. NGC's PLM is a flexible, collaborative platform that can be deployed as a stand-alone product development solution or an integrated application within an enterprise.

Using NGC's PLM, companies can:

- Increase speed to market by managing their workflow in a global, collaborative environment.
- Enhance efficiency by using product development calendars to monitor on-time schedules and performance.
- Raise gross margins by reducing the cost of goods sold through line item price negotiations, raw material commitments and capacity planning.
- Improve product adoption rates by making "go/no-go" decisions earlier in the product development cycle.
- Reduce sampling costs by establishing product viability prior to issuing sample requests.

Features include:

- Line Planning
- Tech Packs
- Digital Asset Management
- Material Library
- Sampling
- Costing

- Sourcing
- Testing and Compliance
- Workflow Calendars
- Global Collaboration
- Exceptions Dashboard
- Custom Reporting

Supply Chain Management (SCM) and Global Sourcing. NGC's Supply Chain Management and Global Sourcing software enables real-time collaboration and visibility with vendors and suppliers, and is a powerful web-based application for companies that source and purchase products around the world. Production and logistics information is shared among all members of the extended global supply chain including retailers, vendors, manufacturers, suppliers, contractors, agents, brokers, carriers and freight forwarders.

NGC's SCM and Global Sourcing platform can be configured to meet customer requirements and integrates with all enterprise applications, allowing companies to:

- Compress purchasing lead times by positioning raw materials for planned production cycles or series.
- Improve order fulfillment rates by balancing production capacity and product demand.
- Shrink markdowns and closeouts by applying "postponement" techniques to adjust WIP inventories.
- Cut unanticipated airfreight expenses by ensuring on-time deliveries from global production facilities.
- Reduce product defects by managing on-site quality audits and making corrections based upon the results.

Features include:

- Purchase Order Management
- Quality Control
- Logistics Management
- Vendor Payment Automation
- Workflow Calendars
- Global Collaboration
- Exceptions Dashboard
- Custom Reporting
- Scan Pack Module (ezSHIP)

Enterprise Resource Planning (ERP). NGC's ERP system manages the flow of essential information through the enterprise and offers the flexibility to run all types of fashion companies, including manufacturers and importers. The system includes extensive EDI capabilities, materials purchasing and inventory, work order management, WMS, advanced allocation, integrated accounting, and extensive reporting.

Using NGC's ERP, companies can:

- Improve operational productivity by integrating and streamlining all functional areas within the enterprise.
- Increase profit margins by identifying high cost business transactions.
- Enhance working capital by generating higher inventory turns.

- Reduce chargebacks by complying with customer requirements.
- Raise customer satisfaction levels by improving performance and providing timely, accurate information.

Features include:

- Executive Dashboard
- Integrated EDI
- Customer Order Processing
- Purchasing
- Material Requirements Planning
- Production Orders
- Screen Print and Embroidery
- Distribution and Warehouse Management
- Allocation and Reservation
- Integrated Financial Accounting
- Comprehensive Reporting

Shop Floor Control. NGC's Shop Floor Control system is a labor and production management system that allows visibility throughout the production process. A configurable system for any business that manufactures products, Shop Floor Control provides real-time labor and production reporting throughout the entire factory network. The system optimizes on-time completions, evaluates plant workload, determines capacity needs, tracks employee performance, and calculates complex incentive payroll. Additional methods of data collection are available, including real time modular monitoring and real time WIP data. The system is available in English, Spanish and Simplified Chinese.

NGC's Shop Floor Control is proven system to help companies:

- Increase operational efficiency through daily workforce performance analysis.
- Improve payroll accuracy by scanning bar-coded payment coupons to determine employee wages.
- Reduce labor costs by reducing off-standard payroll.
- Increase production output by improved resource planning and eliminating bottlenecks.
- View detailed WIP visibility through multiple reports and inquiries.

Features include:

- Production Control and Incentive Payroll
- Raw Materials Management
- Modular Manufacturing
- Quality Control
- Real-Time Scanning of WIP, Quality and Payroll Data
- Factory Shipping

Segment 3—IT Consulting

The Proven Method, Inc.

The Proven Method, Inc., our wholly-owned subsidiary, is a technology services firm that specializes in assisting a diverse customer base to solve business issues with realistic and effective technology solutions. The Proven Method maintains a full-time staff of project management, business consultants and technical specialists possessing a wide range of technical skills, and business applications and industry experience.

We believe a key differentiator of The Proven Method is its ability to offer flexible solutions to customers based on current economic conditions. We provide solutions based on how our customers are running their businesses, thereby meeting their specific needs. Customers today efficiently manage their technology investments by implementing lower cost technologies to provide a direct and immediate revenue benefit. The Proven Method helps our customers drive revenue and targets customer satisfaction through their awareness of the best technologies available.

The solutions we provide can range from web and mobile applications on multiple platforms to complex Business Intelligence applications and solutions. Business Intelligence consists of the development and implementation of a reporting process for dealing with very large volumes of data and multiple business entities/ components. Our customers are Internet savvy and knowledgeable in wireless solutions, social networking and channeling implementations, server and desktop virtualization, and deployment of interactive applications. They rely on The Proven Method to provide a fast return on investment, and our customers' success in turn enhances brand awareness of The Proven Method among other customers and potential customers.

The cross-industry and multiple resource skills The Proven Method has acquired since 1995 enables us to provide services to customers of virtually any type or size. The Proven Method customers benefit from our services in several different ways:

Professional Services / Project Management—Some rely on The Proven Method to serve in lieu of an in-house applications development group. The Proven Method provides these firms with the management, business and technical experience necessary to run an entire IT organization. Other companies will typically outsource complete application development projects to The Proven Method, particularly when their internal project management and technical personnel face a combination of critical timing and heavy backlog.

Staff Augmentation—Other customers call on The Proven Method to provide supplemental management and technical resources for a skill or technical discipline they may not currently possess or if they simply need more of a particular set of skills. The Proven Method enables its customers to leverage their employees who have multiple skills to cover more job functions with fewer resources.

Infrastructure and Consulting Services—The Proven Method has helped chief information officers to manage costs and align spending to match budget expectations and deliverables. The Networking and Infrastructure group offers a wide range of end-to-end communications services, delivering timely and cost effective solutions. They manage telecommunications data center build-outs, as well as integrate voice, data, IP, and networks seamlessly over coax cable, fiber cable, VOIP or space optics. The Proven Method offers advanced technology communications services.

Social Media and Analytic Marketing—Customers now have the opportunity to understand the analytical results of the activities associated with the social media channels, including the development of marketing plans and recommendations for optimization based on industry needs and best practices. Services can be provided to implement and manage social media programs as well as train prospective and present customers.

The Proven Method has worked with customers such as: Aon, Aarons Rents, IBM, UPS, Norfolk Southern, Xerox, SunTrust Bank, Coca-Cola, Dycom, Kubota Manufacturing of North America, The Home Depot, AT&T, State of Georgia, CompuCom, Zep Inc, Chick-fil-A, Global Payments, Verizon, Catlin Group Ltd, Federal Home Loan Bank of Atlanta, Forsythe Technology, Fulton Paper, AutoTrader.com, Nalco Chemical, Georgia Tech Research Institute and numerous other customers throughout the United States.

See Note 8 to the Consolidated Financial Statements for further business segment information.

Customers

We primarily target businesses in the retail, apparel, consumer packaged goods, chemicals, pharmaceuticals, industrial products and other manufacturing industries. A sample of companies that have purchased one or more of our products or services during the past two fiscal years is as follows:

Consumer Goods

3M Australia
Ashley Furniture
Avery Dennison Corporation
BASF Corporation
Basic American Foods
Boise Paper Holdings, LLC
Caribou Coffee Company
Carrie Francis
Clement Pappas & Co., Inc.
Cliff Bar & Company
Cott Beverages Limited
Deschutes Brewery
EURO-PRO Operating LLC
Farley's & Sathers Candy Company
Glen Raven, Inc.
Haddon House Food Products, Inc.
Hamilton Beach Proctor-Silex
Hooker Furniture Corporation
Huhtamaki
Kelly Moore Paint Company, Inc
Kraft Foods Company
L'Oreal
Lance, Inc.
Levolor
Marquez Brothers International
Mizuno USA
Mohawk Industries
Nestle
Neatfreak
Oceana Brands Limited
Parmalat South Africa
Peninsula Beverage Company
Pinnacle Foods
Polaris Industries
Procter & Gamble
Reckitt Benckisen
Rockline Industries
Sazerac Company
J. R. Simplot Company
Starbucks
Ste. Michelle Wines Estates Ltd.
The Stanley Works
Trek Bicycle Corporation
Xango, LLC
Zimmer K.K.

Telecommunications & Utilities

Brightstar Corporation
Britsh Telecom
KGP Telecommunications
Verizon Wireless

Chemicals, Oil & Gas, Pharmaceuticals

Abbott Laboratories
Arch Corporation
Berry Plastics Corporation
BP Singapore Pte. Limited
Bracco Imagining s.p.a.
Chamberlain Group
CooperVision
Dow Chemical Company
EGO Pharmaceuticals, PTY LTD
Fisher Scientific International
Genzyme Diagnostics
Herbalife International of America, Inc.
Nutra Manufacturing
Sandoz
Shell Oil Company
Sigma-Aldrich Corporation
Sunovion Pharmaceuticals, Inc.

Retail & Apparel

Aeropostale
AGS Sports, Inc.
Aktieselskabet AF
Alberto Makali
Antartico Comercializadora SA de CV
Armani Exchange, Inc.
Art Van Furniture
Ballet Jewels
Bernard Cap Co., Inc.
Bestseller
Billabong International Unlimited
Bioworld Merchandising
Biscotti
Bobs Discount Furniture
Blair Corporation
BRICA
Boots UK, Ltd.
Broder Brothers
Brooks Sports
Cache
Carhartt
Carters
Casual Male Retail Group
Color Image Apparel, Inc.
Delta Apparel
Destination XL
Everlast Worldwide
Evy of California
Fashion Avenue Knits
FGL Group
Foot Locker, Inc.
Forzani Group

Retail & Apparel (cont.)

Foschini Retail Group Pty
Godiva
Goodwill Industries
GTM Sportswear
Handcraft Manufacturing Corp.
Hanesbrands, Inc
HMX Group
Hugo Boss
ISDA & Co.
Janouras Custom Design, Ltd.
Jaya Apparel, LLC
Jerry Leigh Entertainment
Jerzees
Jockey
John Paul Richard
Jos. A. Banks Clothiers
Land 'n Sea
Landau Uniform
Liz Claiborne
L'Koral, LLC
Lululemon Athletica
Maidenform Brands
Manhattan Beachwear, LLC
Modell's Sporting Goods
New Balance Athletic Shoe, Inc.
Nicole Miller
Parigi Group
Polo Ralph Lauren
Rawlings Sporting Goods
Red Wing Shoe Company
Renfro
Rocky Brands
Russell Corporation
Spanx
Spartan Sportswear
Sport Obermeyer
Stony Apparel
Swatfame
The Home Depot
Tibi
Tiffany & Co.
Topson Downs
Tristan & America
T-Shirt International
Unifirst Corp
Valley Apparel LLC
Vesi Sportswear
VF Corporation
W Diamond Group
Warnaco
Williamson-Dickie Manufacturing
Wohali Outdoors

Manufacturing and Others

A.O. Smith Water Products
Cengage Learning
Cintas Corporation
Corning Cable Systems
Dal-Tile Corporation
Dassault Falcon Jet
IBM/Synertech
Ingram Micro
Intertape Polymer Group
Johnson Controls
JohnsonDiversey, Inc
Louisiana-Pacific Corporation
Newell Rubbermaid
Parker Hannifin Corporation
Reliable Automatic Sprinkler
Seagate Technology LLC
Seco Tools AB
Shaw Industries
Siemens Medical Solutions Diagnostics
Sonoco Products
Tyco Safety Products
Universal Fiber Systems
WD40 Company

Wholesale Distribution

American Hotel Register Company
Amerisource Bergen Specialty Group
ChemPoint
CHF Industries
Doosan Group
Fastenal Company
Ferguson Enterprises
Fintyre S.p.A.
Groupe Seb Holdings
HDA
Johnstone Supply
Komatsu Europe International NV
Republic National Distributing Co.
SAIC
Standard Motor Products
Tireco
Trelleborg Wheel Systems SPA

One customer, The Home Depot, accounted for 11.1% of our total revenues during fiscal 2013. We typically experience a slight degree of seasonality, reflected in a slowing of services revenues during the annual winter holiday season, which occurs in the third quarter of our fiscal year. We are not reliant on government-sector customers.

Integrated System Design

While customers can use our software applications individually, we have designed them to be combined as integrated systems to meet unique customer requirements. The user may select virtually any combination of modules to form an integrated solution for a particular business problem. The license for such a solution could range from one single module to a multi-module, multiple-user solution incorporating the full range of our products.

Customers frequently require services beyond those provided by our standard support/maintenance agreement. To meet those customers' needs, we established a separate professional services division that provides specialized business and software implementation consulting, custom programming, on-site installation, system-to-system interfacing and extensive training. We provide these services, frequently referred to as "systems integration services," for an additional fee, normally under a separate contract based upon time and materials utilized.

Sales and Marketing

We market our products through direct and indirect sales channels. We conduct our principal sales and marketing activities from corporate headquarters in Atlanta, Georgia, and have sales and/or support offices in Boston, Chicago, Dallas, New York, St. Louis, Miami and Pittsburgh. We manage sales channels outside of North America from our international offices, primarily in the United Kingdom.

In addition to our employee sales force, we have developed a network of agents who assist in selling our products globally. We intend to utilize these and future relationships with software and service organizations to enhance our sales and marketing position. These independent distributors and resellers, located in North America, South America, Mexico, Europe and the Asia/Pacific region, distribute our product lines domestically and in foreign countries. These vendors typically sell their own consulting and systems integration services in conjunction with licensing our products. Our global distribution channel consists of approximately 47 organizations with sales, implementation and support resources serving customers in more than 75 countries.

We support our sales activities by conducting a variety of marketing programs including public relations, direct marketing, advertising, trade shows, product seminars, industry speakers, user group conferences and ongoing customer communication and industry analysts programs. We also participate in industry conferences such as those organized by the Association for Operations Management (APICS), the Council of Supply Chain Management Professionals (CSCMP), formerly called the Council of Logistics Management (CLM), and the Institute for Supply Management (ISM).

We also engage in third-party software alliance programs with other software vendors. These programs generally provide some type of assistance for developing or marketing software products which are compatible or complimentary with products of the other party. Under one such program, DMI was designated a Microsoft Gold Certified Partner to provide integrated supply chain products for Microsoft's Dynamics GP and NAV solutions.

Licenses

Like many business application software firms, our software revenue consists principally of fees generated from licensing our software products. In consideration of the payment of license fees, we typically grant non-exclusive, nontransferable, perpetual licenses, which are primarily business unit- and user-specific and geographically restricted. Our standard license agreement contains provisions designed to prevent disclosure and unauthorized use of our software. In these agreements, we warrant that our products will function in accordance with the specifications set forth in our product documentation.

The prices for our products are typically functions of the number of modules licensed and the number of servers, users and sites for which the solution is designed and deployed.

Customer Service and Support

We provide the following services and support to our customers:

Implementation Support. We offer our customers a professional and proven implementation program that facilitates rapid implementation of our software products. Our consultants help customers define the nature of their project and subsequently proceed through the implementation process. We provide training for all users and managers involved. We first establish measurable financial and logistical performance indicators and then evaluate them for conformance during and after implementation. Additional services beyond implementation can include post-implementation reviews and benchmarks to further enhance the benefits to customers.

Implementation: General Training Services. We offer our customers post-delivery professional services consisting primarily of implementation and training services, for which we typically charge on a daily basis. Customers that purchase implementation services receive assistance in integrating our solution with existing software applications and databases. Implementation of our products typically requires three to nine months, depending on factors such as the complexity of a customer's existing systems, the number of modules purchased, and the number of end users.

Product Maintenance and Updates: Support Services. We provide our customers with ongoing product support services. Typically, we enter into support or maintenance contracts with customers for an initial one- to three-year term, billed annually in advance, at the time of the product license with renewal for additional periods thereafter. Under these contracts, we provide telephone consulting, product updates and releases of new versions of products previously purchased by the customer, as well as error reporting and correction services. We provide ongoing support and maintenance services on a seven-days-a-week, 24-hours-a-day basis through telephone, electronic mail and web-based support, using a call logging and tracking system for quality assurance.

Research and Development

Our future success depends in part upon our ability to continue to enhance existing products, respond to changing customer requirements, develop and introduce new or enhanced products, and keep pace with technological developments and emerging industry standards. We focus our development efforts on several areas, including, but not limited to, enhancing operability of our products across distributed and changing heterogeneous hardware platforms, operating systems and relational databases, and adding functionality to existing products. These development efforts will continue to focus on deploying applications within a multi-tiered ERP and supply chain environment, including the Internet.

Logility's current release of *Logility Voyager Solutions* is version 8.0, released in July 2010.Version 8.0 uses an Internet-based architecture for maximum scalability and messaging functionality that supports the increasingly distributed nature of supply chain planning, global sourcing, supply chain execution and collaborative commerce. *Logility Voyager Solutions* interfaces with software of leading ERP vendors such as SAP and Oracle.

The current release of the traditional *Demand Solutions* products is version 11 and the first release of DSX was introduced in February 2010. These products are designed to work with a wide variety of MRP, ERP and legacy enterprise applications.

Our client/server and Internet-based solutions will be important for our long-term growth. As of April 30, 2013, we employed 70 persons in product research, development and enhancement activities.

Competition

Our competitors are diverse and offer a variety of solutions directed at various aspects of the supply chain, as well as the enterprise application market as a whole. Our existing competitors include:

- Large ERP application software vendors such as SAP, Oracle and Infor, each of which offers sophisticated ERP solutions that currently, or may in the future, incorporate supply chain management modules, advanced planning and scheduling, warehouse management, transportation or collaboration software;
- Vendors focusing on the supply chain application software market, including, but not limited to, vendors such as JDA Software;
- Other business application software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, supply chain management software; and
- Internal development efforts by corporate information technology departments.

In addition, our Logility subsidiary may face competition from other application software vendors, including ERP vendors that from time to time jointly market Logility's products as a complement to their own systems. To the extent such vendors develop or acquire systems with functionality comparable to Logility's products, their significant installed customer base, long-standing customer relationships and ability to offer a broad solution could provide a competitive advantage over Logility's products.

We also expect to face additional competition as other established and emerging companies enter the market for collaborative commerce and supply chain management software and introduce new products and technologies. In addition, current and potential competitors have made and may continue to make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Increased competition could result in fewer customer orders, reduced gross margins and loss of market share.

The principal competitive factors in the target markets in which we compete include product functionality and quality, domain expertise, integration technologies, product suite integration, breadth of products and related services such as customer support, training and implementation services. Other factors important to customers and prospects include:

- customer service and satisfaction;
- ability to provide relevant customer references;
- compliance with industry-specific requirements and standards;
- flexibility to adapt to changing business requirements;
- ability to generate business benefits;
- rapid payback and measurable return on investment;
- vendor financial stability and company as well as product reputation; and
- initial license price, cost to implement and long term total cost of ownership.

Many of our competitors and potential competitors have a broader worldwide presence, longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers than we have. Some competitors have become more aggressive with their prices, payment terms and issuance of contractual implementation terms or guarantees. In order to be successful in the future, we must continue to develop innovative software solutions and respond promptly and effectively to technological change and competitors' innovations. We may also have to lower prices or offer other favorable terms. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products.

We believe that our principal competitive advantages are our comprehensive, integrated solutions, our list of referenceable customers, the ability of our solutions to generate business benefits for our customers, our substantial investment in product development, our deep domain expertise, the ease of use of our software products, our customer support and implementation services, our ability to deploy quickly, and our ability to deliver rapid return on investment for our customers.

Proprietary Rights and Licenses

Our success and ability to compete are dependent in part upon our proprietary technology. To protect our proprietary technology, we rely on a combination of copyright and trade secret laws, confidentiality procedures and contractual provisions, which may afford only limited protection. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Although we rely on the limited protection afforded by such confidential and contractual procedures and intellectual property laws, we also believe that factors such as the knowledge, ability, and experience of our personnel, new product developments, frequent product enhancements, reliable maintenance and timeliness and quality of support services are essential to establishing and maintaining a technology leadership position. We presently have no patents. The source code for our proprietary software is protected as a trade secret and as a copyrighted work. Generally, copyrights on our products expire 95 years after the year of first publication of each product. We enter into confidentiality or license agreements with our employees, consultants and customers, and control access to and distribution of our software, documentation and other proprietary information. In addition, we have registered certain trademarks and have registration applications pending for other trademarks.

We provide our software products to customers under non-exclusive license agreements. As is customary in the software industry, in order to protect our intellectual property rights, we do not sell or transfer title to our products to our customers. Although the license agreements place restrictions on the customer's use of our products, unauthorized use of our products nevertheless may occur.

Despite measures we have taken to protect our proprietary rights, unauthorized parties may attempt to reverse engineer or copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and expensive. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition.

In the future, we may increasingly be subject to claims of intellectual property infringement as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claims against us, with or without merit, as well as claims initiated by us against third parties, can be time consuming and expensive to defend, prosecute or resolve. Moreover, an adverse outcome in litigation or similar adversarial proceedings could subject us to significant liabilities to third parties, require the expenditure of significant resources to develop non-infringing technology, require a substantial amount of attention from management, require disputed rights to be licensed from others, require us to enter into royalty arrangements or require us to cease the marketing or use of certain products, any of which would have a material adverse effect on our business, operating results and financial condition. To the extent that we desire or are required to obtain licenses to patents or proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to us, if at all.

We have re-licensed, and expect in the future to re-license, certain software from third parties for use in connection with our products. There can be no assurance that these third-party software vendors will not change their product offerings or that these software licenses will continue to be available to us on commercially reasonable terms, if at all. The termination of any such licenses or product offerings, or the failure of the third-party licensors to adequately maintain or update their products, could result in delays in our ability to ship certain of our products while we seek to implement technology offered by alternative sources. Any required replacement licenses could prove costly. Further, any such delay, if it becomes extended, could result in a material adverse effect on our results of operations.

Company Strategy

Our objective is to become a leading provider of collaborative supply chain solutions and enterprise-wide ERP to enable small, midsize, large and Fortune 1000 companies to optimize their operations associated with the planning, sourcing, manufacture, storage, and distribution of products. Our strategy includes the following key elements:

Leverage and Expand Installed Base of Customers. We currently target businesses in the consumer goods, chemicals and pharmaceuticals, food and beverage, apparel and sewn products, and oil and gas industries. We intend to continue to leverage our installed base of more than 1,300 customers to introduce additional functionality, product upgrades, and complementary modules. In addition, we intend to expand sales to new customers in our existing vertical markets and to target additional vertical markets over time.

Continue to Expand Sales and Marketing. We intend to continue to pursue an increased share of the market for ERP and SCM software solutions by expanding our sales and marketing activities. We believe our competitive advantages include providing rapid implementation, easy-to-maintain configuration, and quick time-to-benefit across the full spectrum of customer operations. Logility intends to continue building a direct sales force that is focused on selected vertical markets, such as consumer goods, retail and manufacturing supply chains, and NCG intends to continue to focus on the apparel, footwear, sewn products, and furniture industries, adding sales and marketing resources when appropriate.

Expand Indirect Channels to Increase Market Penetration. We believe that key relationships with VARs will increase sales and expand market penetration of our products and services. During fiscal 2013 we continued to add VARs to the DMI channel in countries such as Italy, Chile, Peru, Czech Republic, and Croatia. This experienced global distribution network significantly expands Logility's reach and provides sales, implementation and support resources serving customers in more than 75 countries.

Maintain Technology Leadership. We believe we are a technology leader in the field of collaborative supply chain optimization solutions and we intend to continue to provide innovative, advanced solutions and services to this market. We believe that Logility was one of the earliest providers of SCM software solutions on a client/server platform and on Windows, and the first to introduce a collaborative supply chain planning solution that operates over the Internet. We intend to continue developing and introducing new and enhanced products and keeping pace with technological developments and emerging industry standards.

Invest Aggressively to Build Market Share. We intend to continue investing to expand our sales force, research and development efforts, and consulting infrastructure, balanced with our goal of increasing profitability. We believe these investments are necessary to increase our market share and to capitalize on the growth opportunities in the market.

Acquire or Invest in Complementary Businesses, Products and Technologies. We believe that select acquisitions or investments may provide opportunities to broaden our product offering to provide more advanced solutions for our target markets. We will evaluate acquisitions or investments that will provide us with complementary products and technologies, expand our geographic presence and distribution channels, penetrate additional vertical markets with challenges and requirements similar to those we currently meet, and further solidify our leadership position within the SCM market.

Focus on Integrated Collaborative Planning and Supply Chain Execution Solution. We believe Logility is one of the few providers of truly integrated SCM software solutions addressing demand and supply planning as well as transportation and warehousing logistics requirements. *Logility Voyager Solutions* provides a comprehensive suite for supply chain planning, warehouse and transportation management with collaboration at its core, streamlining business processes between both internal and external trading partners. We intend to continue focusing Logility's development initiatives on enhancing its end-to-end solution, expanding its embedded performance management architecture and introducing additional capabilities that complement its integrated solution suite.

Increase Penetration of International Markets. In the fiscal year ended April 30, 2013, we generated 14% of our total revenues from international sales, resulting from marketing relationships with a number of international distributors. Logility, along with its subsidiary, DMI, has over 56 international VARs in its indirect channel. This experienced global distribution network expands Logility's reach and provides sales, implementation and support resources, serving customers in more than 75 countries. We intend to further expand our international presence by creating additional relationships with distributors in Africa, Asia, Australia, Europe, North America and South America.

Expand Strategic Relationships. We intend to develop strategic relationships with leading enterprise software, systems integrators and service providers to integrate the *Logility Voyager Solutions* suite into their services and products and to create joint marketing opportunities. In addition, Logility has developed a network of international agents who assist in the sale and support of its products. We intend to utilize these and future relationships with software and service organizations to enhance our sales and marketing position.

Continue to Focus on Providing High Quality Customer Service. Providing high quality customer service is a critical element of our strategy. We intend to continue investing in technology and personnel to accommodate the needs of our growing customer base. We will continue to seek new ways to improve service to our customers.

Implement e-Business Strategy. We have launched an e-business initiative that will enable us to build on current applications while moving toward total Internet-based value chain management. Our e-business strategy includes products and services designed to enable the optimization of the customer's supply chain and improve collaboration.

Serve Small, Midsize and Large Business Markets. Our broad product portfolio allows us to address the unique business needs and complexity of a wide range of enterprises with small, midsize and large global operations.

There can be no assurance, however, that we will be successful in implementing the strategies outlined above.

Employees

As of April 30, 2013, we had 377 full-time employees, including 70 in product research, development and enhancement, 41 in customer support, 162 in professional services, 68 in marketing, sales and sales support, and 36 in accounting, facilities and administration. We believe that our continued success will depend in part on our ability to continue to attract and retain highly skilled technical, marketing and management personnel, who may be in great demand. We believe our employee relations are good. We have never had a work stoppage and no employees are represented under collective bargaining arrangements.

Available Information

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports available free of charge on or through our website, located at *http://www.amsoftware.com*, as soon as reasonably practicable after they are filed with or furnished to the SEC. Reference to our website does not constitute incorporation by reference of the information contained on the site and should not be considered part of this document.

ITEM 1A. RISK FACTORS

A variety of factors may affect our future results and the market price of our stock.

We have included certain forward-looking statements in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Form 10-K. We may also make oral and written forward-looking statements from time to time, in reports filed with the Securities and Exchange Commission and otherwise. We undertake no obligation to revise or publicly release the results of any revisions to these forward-looking statements based on circumstances or events which occur in the future. Actual results may differ materially from those projected in any such forward-looking statements due to a number of factors, including those set forth below and elsewhere in this Form 10-K.

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of the risks and uncertainties that we believe may have a material adverse effect on our business, financial condition, cash flow or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment in our company. This section should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Form 10-K.

We cannot predict every event and circumstance that may affect our business, and therefore the risks and uncertainties discussed below may not be the only ones you should consider.

The risks and uncertainties discussed below are in addition to those that apply to most businesses generally. Furthermore, as we continue to operate our business, we may encounter risks of which we are not aware at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.

RISK FACTORS RELATED TO THE ECONOMY

Disruptions in the financial and credit markets, a slow economic recovery, and other external influences in the U.S. and global markets may reduce demand for our software and related services, which may negatively affect our revenues and operating results.

Our revenues and profitability depend on the overall demand for our software, professional services and maintenance. Regional and global changes in the economy and financial markets, such as the severe global economic downturn in 2008 followed by a slow and relatively weak recovery, have resulted in companies reducing their spending for technology projects generally and delaying or reconsidering potential purchases of our products and related services. Adverse conditions in credit markets, lagging consumer confidence and spending, the fluctuating cost of fuel and commodities and their effects on the U.S. and global economies and markets are examples of negative factors that have delayed or canceled certain potential customer purchases. Furthermore, the uncertainty posed by the long-term effects of conflicts in the Middle East, terrorist activities, related uncertainties and risks, and other geopolitical issues may also adversely affect the purchasing decisions of current or potential customers. Weakness in European economies may adversely affect demand for our products and services, both directly and by adversely affecting business conditions that our customers face, as many of our U.S. customers rely heavily on European sales. There can be no assurance that government responses to the disruptions in the financial markets or to weakened economies will sufficiently restore confidence, stabilize markets or increase liquidity and the availability of credit.

We are a technology company selling technology-based solutions with total pricing, including software and services, in many cases exceeding $500,000. Reductions in the capital budgets of our customers and prospective customers could have an adverse impact on our ability to sell our solutions. These economic and political conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services or to renew existing post-contract support agreements, or their ability to pay for our products and services after purchase. Future declines in demand for our products or services or a broadening or protracted extension of these conditions would have a significant negative impact on our revenues and operating results.

There may be an increase in customer bankruptcies due to weak economic conditions.

We have in the past and may in the future be affected by customer bankruptcies that occur in periods subsequent to the software license sale. During weak economic conditions there is an increased risk that some of our customers will file bankruptcy. When our customers file bankruptcy, we may be required to forego collection of pre-petition amounts owed and to repay amounts remitted to us during the 90-day preference period preceding the filing. Accounts receivable balances related to pre-petition amounts may in some of these instances be large, due to extended payment terms for software license fees and significant billings for consulting and implementation services on large projects. The bankruptcy laws, as well as the specific circumstances of each bankruptcy, may severely limit our ability to collect pre-petition amounts, and may force us to disgorge payments made during the 90-day preference period. We also face risk from international customers that file for bankruptcy protection in foreign jurisdictions, as the application of foreign bankruptcy laws may be more difficult to predict. Although we believe that we have sufficient reserves to cover anticipated customer bankruptcies, there can be no assurance that such reserves will be adequate, and if they are not adequate, our business, operating results and financial condition would be adversely affected.

Changes in the value of the U.S. Dollar, as compared to the currencies of foreign countries where we transact business, could harm our operating results.

Our international revenues and the majority of our international expenses, including the wages of some of our employees, have been denominated primarily in currencies other than the U.S. Dollar. Therefore, changes in the value of the U.S. Dollar as compared to these other currencies may adversely affect our operating results. We do not hedge our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. For the foregoing reasons, currency exchange rate fluctuations have caused, and likely will continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities.

RISK FACTORS RELATED TO COMPETITION

Our markets are very competitive, and we may not be able to compete effectively.

The markets for our solutions are very competitive. The intensity of competition in our markets has significantly increased, in part as a result of the deterioration in the business climate within the United States and other geographic regions in which we operate. We expect this intensity of competition to increase in the future. Our current and potential competitors have made and may continue to make acquisitions of other competitors and may establish cooperative relationships among themselves or with third parties. Any significant consolidation among ERP or supply chain software companies could adversely affect our competitive position. Increased competition has resulted and in the future could result in price reductions, lower gross margins, longer sales cycles and loss of market share. Each of these developments could have a material adverse effect on our operating performance and financial condition.

Many of our current and potential competitors have significantly greater resources than we do, and therefore we may be at a disadvantage in competing with them.

We directly compete with other supply chain software vendors, including SAP, Oracle Corporation, JDA Software Group, SAP AG, Infor, Inc., Manhattan Associates, Lawson Software Inc. and others. Some of our current and potential competitors have significantly greater financial, marketing, technical and other competitive resources than we do, as well as greater name recognition and a larger installed base of clients. The ERP software market has experienced significant consolidation. This consolidation has included numerous mergers and acquisitions, including takeovers such as the Oracle acquisitions of PeopleSoft, Retek, ProfitLogic, Inc., 360 Commerce, Siebel Systems, Inc. and Global Logistics Technologies, Inc.; SAP AG's acquisitions of Triversity, Inc. and Khimetics. Inc.; JDA Software's acquisition of Manugistics Group and i2 Technologies and RedPrairie's merger with JDA Software, Inc. It is difficult to estimate what long-term effect these acquisitions will have on our competitive environment. We have encountered competitive situations where we suspect that large competitors, in order to encourage customers to purchase licenses of non-retail specific applications and gain retail market share, have also offered to license at no charge certain retail software applications that compete with our solutions. If competitors such as Oracle and SAP AG and other large private companies are willing to license their retail and/or other applications at no charge, this may result in a more difficult competitive environment for our products. In addition, we could face competition from large, multi-industry technology companies that have historically not offered an enterprise solution set to the retail supply chain market. We cannot guarantee that we will be able to compete successfully for customers against our current or future competitors, or that competition will not have a material adverse effect on our business, operating results and financial condition. Also, some prospective buyers are reluctant to purchase applications that could have a short lifespan, as an acquisition could result in the application's life being abruptly cut short. In addition, increased competition and consolidation in these markets is likely to result in price reductions, reduced operating margins and changes in market share, any one of which could adversely affect us. If customers or prospects want to reduce the number of their software vendors, they may elect to purchase competing products from a larger vendor than us since those larger vendors offer a wider range of products. Furthermore, some of these larger vendors, such as Oracle, may be capable of bundling their software with their database applications, which underlie a significant portion of our installed applications. When we compete with these larger vendors for new customers, we believe that these larger businesses often attempt to use their size as a competitive advantage against us.

Many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in client requirements or to devote greater resources to the development, promotion and sale of their products than we can. Some competitors have become more aggressive with their prices and payment terms and issuance of contractual implementation terms or guarantees. We may be unable to continue to compete successfully with new and existing competitors without lowering prices or offering other favorable terms. Furthermore, potential customers may consider outsourcing options, including application service providers, data center outsourcing and service bureaus, as alternatives to licensing our software products. Any of these factors could materially impair our ability to compete and have a material adverse effect on our operating performance and financial condition.

We also face competition from the corporate information technology departments of current or potential customers capable of internally developing solutions and we compete with a variety of more specialized software and services vendors, including:

- Internet (on demand) software vendors;
- single-industry software vendors;
- merging enterprise resource optimization software vendors;
- human resource management software vendors;
- financial management software vendors;
- merchandising software vendors;
- services automation software vendors; and
- outsourced services providers.

As a result, the market for enterprise software applications has been and continues to be intensely competitive. Some competitors are increasingly aggressive with their pricing, payment terms and/or issuance of contractual warranties, implementation terms or guarantees. Third-party service companies may offer competing maintenance and implementation services to our customers and thereby reduce our opportunities to provide those services. We may be unable to continue to compete successfully with new and existing competitors without lowering prices or offering other favorable terms to customers. We expect competition to persist and intensify, which could negatively affect our operating results and market share.

Due to competition, we may change our pricing practices, which could adversely affect operating margins or customer ordering patterns.

The intensely competitive markets in which we compete can put pressure on us to reduce our prices. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share or to sell other products or services, we may need to lower prices or offer other favorable terms in order to compete successfully. For these and other reasons, in the future we may choose to make changes to our pricing practices. For example, we may (1) offer additional discounts to customers, (2) increase (or decrease) the use of pricing that involves periodic fees based on the number of users of a product, or (3) change maintenance pricing. Such changes could reduce margins or inhibit our ability to sell our products.

RISK FACTORS RELATED TO OUR OPERATIONS

Our growth is dependent upon the successful further development of our direct and indirect sales channels.

We believe that our future growth also will depend on developing and maintaining successful strategic relationships with systems integrators and other technology companies. Our strategy is to continue to increase the proportion of customers served through these indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This investment could adversely affect our operating results if these efforts do not generate license and service revenue necessary to offset this investment. Also, our inability to partner with other technology companies and qualified systems integrators could adversely affect our results of operations. Because lower unit prices are typically charged on sales made through indirect channels, increased indirect sales could reduce our average selling prices and result in lower gross margins. In addition, sales of our products through indirect channels will reduce our consulting service revenues, as the third-party systems integrators generally provide these services. As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction and recognizing emerging customer requirements. In addition, these systems integrators and third-party software providers may develop, acquire or market products competitive with our products. Our strategy of marketing our products directly to customers and indirectly through systems integrators and other technology companies may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent that different systems integrators target the same customers, systems integrators may also come into conflict with each other. Any channel conflicts that develop may have a material adverse effect on our relationships with systems integrators or harm our ability to attract new systems integrators.

We may be required to defer recognition of license revenue for a significant period of time after entering into an agreement, which could negatively affect our results of operations.

We may have to delay recognizing license revenue for a significant period of time based on a variety of factors, including:

- whether the license agreement relates to then-unavailable software products;
- whether transactions include both currently deliverable software products and software products that are under development or other undeliverable elements;
- whether the customer demands services that include significant modifications, customizations or complex interfaces that could delay product delivery or acceptance;
- whether the transaction involves acceptance criteria that may preclude revenue recognition or if there are identified product-related issues, such as known defects; and
- whether the transaction involves payment terms or fees that depend upon contingencies.

These factors and other specific accounting requirements under U.S. Generally Accepted Accounting Principles (GAAP) for software revenue recognition requires that we have very precise terms in our license agreements to allow us to recognize revenue when we initially deliver software or perform services. Although we have a standard form of license agreement that we believe meets the criteria under GAAP for current revenue recognition on delivered elements, we negotiate and revise these terms and conditions in many transactions. Therefore, it is possible that from time to time we may license our software or provide services with terms and conditions that do not permit revenue recognition at the time of delivery or even as work on the project is completed.

We are dependent upon the retail industry for a significant portion of our revenues.

Historically, we have derived a significant percentage of our revenues from the license of software products and the sale of collaborative applications that address vertical market opportunities with manufacturers and wholesalers that supply retail customers. The success of our customers is directly linked to economic conditions in the retail industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. In addition, we believe that the licensing of certain of our software products involves a large capital expenditure, which is often accompanied by large-scale hardware purchases or other capital commitments. As a result, demand for our products and services could decline in the event of instability or potential downturns in our customers' industries.

We believe the retail industry remains cautious in its level of investment in information technology during the current difficult economic cycle. We remain concerned about weak and uncertain economic conditions, consolidations and the disappointing results of retailers in certain markets, especially if such weak economic conditions or fear of additional terrorist attacks and wars persist for an extended period of time. Weak and uncertain economic conditions have in the past, and may in the future, negatively affect our revenues, including potential deterioration of our maintenance revenue base as customers look to reduce their costs, elongation of our selling cycles, and reduction in the demand for our products. As a result, it is difficult in the current economic environment to predict exactly when specific software licenses will close. In addition, weak and uncertain economic conditions could impair our customers' ability to pay for our products or services. Any of these factors could adversely affect our business, our quarterly or annual operating results and our financial condition.

We have observed that the retail industry may be consolidating, and that the industry is currently experiencing increased competition in certain geographic regions that could negatively affect the industry and our customers' ability to pay for our products and services. Such consolidation has in the past, and may in the future, negatively impact our revenues and reduce the demand for our products, and may adversely affect our business, operating results and financial condition.

We may derive a significant portion of our revenues in any quarter from a limited number of large, non-recurring license sales.

We expect to continue to experience from time to time large, individual license sales, which may cause significant variations in quarterly license fees. We also believe that purchasing our products is relatively discretionary and generally involves a significant commitment of a customer's capital resources. Therefore, a downturn in any customer's business could result in order cancellations that could have a significant adverse impact on our revenues and quarterly results. Moreover, continued uncertainty about general economic conditions could precipitate significant reductions in corporate spending for information technology, which could result in delays or cancellations of orders for our products.

Our lengthy sales cycle makes it difficult to predict quarterly revenue levels and operating results.

Because license and implementation fees for our software products are substantial and the decision to purchase our products typically involves members of our customers' senior management, the sales process for our solutions is lengthy. Accordingly, the timing of our license revenues is difficult to predict, and the delay of an order could cause our quarterly revenues to fall substantially below our expectations and those of public market analysts and investors. Moreover, to the extent that we succeed in shifting customer purchases away from individual software products and toward more costly integrated suites of software and services, our sales cycle may lengthen, which could increase the likelihood of delays and cause the effect of a delay to become more pronounced. Delays in sales could cause significant shortfalls in our revenues and operating results for any particular period. Also, it is difficult for us to forecast the timing and recognition of revenues from sales of our products because our existing and prospective customers often take significant time evaluating our products before licensing them. The period between initial customer contact and a purchase by a customer may vary from nine months to more than one year. During the evaluation period, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons, including:

- reduced demand for enterprise software solutions;
- introduction of products by our competitors;
- lower prices offered by our competitors;
- changes in budgets and purchasing priorities; and
- reduced need to upgrade existing systems.

Our existing and prospective customers routinely require education regarding the use and benefits of our products. This may also lead to delays in receiving customers' orders.

We derive a significant portion of our services revenues from a small number of customers. If these customers were to discontinue the usage of our services or delay their implementation our total revenues would be adversely affected.

We derive a significant portion of our services revenues, and total revenues, from a small number of customers using our services for product enhancement and other optional services. If these customers were to discontinue or delay the usage of these services, or obtain these services from a competitor, our services revenues and total revenues would be adversely affected. Customers may delay or terminate implementation of our services due to budgetary constraints related to economic uncertainty, dissatisfaction with product quality, the difficulty of prioritizing numerous information technology projects, changes in business strategy, personnel or priorities, or for other reasons. Such customers may be less likely to invest in additional software in the future and to continue to pay for software maintenance. Since our business relies to a large extent upon sales to existing customers and since maintenance and services revenues are key elements of our revenue base, any reduction in these sales or these maintenance and services payments could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Services revenues carry lower gross margins than license revenues and an overall increase in services revenues as a percentage of total revenues could have an adverse impact on our business.

Because our service revenues have lower gross margins than do our license revenues, an increase in the percentage of total revenues represented by service revenues or a change in the mix between services that are provided by our employees versus services provided by third-party consultants could have a detrimental impact on our overall gross margins and could adversely affect operating results.

If our customers elect not to renew maintenance contracts after the initial maintenance period and the loss of those customers is not offset by new maintenance customers, our maintenance revenues and total revenues would be adversely affected.

Upon the purchase of a software license, our customers typically enter into a maintenance contract with a term from approximately one to three years. If, after this initial maintenance period, customers elect not to renew their maintenance contracts and we do not offset the loss of those customers with new maintenance customers as a result of new license fees, our maintenance revenues and total revenues would be adversely affected.

If accounting interpretations relating to revenue recognition change or companies we acquire have applied such standards differently than we do or have not applied them at all, our reported revenues could decline or we could be forced to make changes in our business practices or we may incur the expense and risks associated with an audit or restatement of the acquired company's financial statements.

There are several accounting standards and interpretations covering revenue recognition for the software industry. These standards address software revenue recognition matters primarily from a conceptual level and do not include specific implementation guidance. We believe that we currently comply with these standards.

The accounting profession and regulatory agencies continue to discuss various provisions of these pronouncements with the objective of providing additional guidance on their application and with respect to potential interpretations. These discussions and the issuance of new interpretations could lead to unanticipated changes in our current revenue accounting practices, which could change the timing of recognized revenue. They could also drive significant adjustments to our business practices which could result in increased administrative costs, lengthened sales cycles and other changes which could adversely affect our reported revenues and results of operations. In addition, companies we acquire may have historically interpreted software revenue recognition rules differently than we do or may not have been subject to U.S. GAAP as a result of reporting under local GAAP in a foreign country. If we discover that companies we have acquired have interpreted and applied software revenue recognition rules differently than prescribed by U.S. GAAP, we could be required to devote significant management resources, and incur the expense associated with an audit, restatement or other examination of the acquired companies' financial statements.

Our future growth depends upon our ability to develop and sustain relationships with complementary vendors to market and implement our software products, and failure to develop and sustain these relationships could have a material adverse effect on our operating performance and financial condition.

We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, consulting firms, resellers and others that we believe can play important roles in marketing our products and solutions. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us and our products. The loss of relationships with important organizations could materially and adversely affect our operating performance and financial condition.

Failure to maintain our margins and service rates for implementation services could have a material adverse effect on our operating performance and financial condition.

A significant portion of our revenues is derived from implementation services. If we fail to scope our implementation projects correctly, our services margins may suffer. We bill for implementation services predominately on an hourly or daily basis (time and materials) and sometimes under fixed price contracts, and we generally recognize revenue from those services as we perform the work. If we are not able to maintain the current service rates for our time and materials implementation services, without corresponding cost reductions, or if the percentage of fixed price contracts increases and we underestimate the costs of our fixed price contracts, our operating performance may suffer. The rates we charge for our implementation services depend on a number of factors, including the following:

- perceptions of our ability to add value through our implementation services;
- complexity of services performed;
- competition;

- pricing policies of our competitors and of systems integrators;
- the use of globally sourced, lower-cost service delivery capabilities within our industry; and
- economic, political and market conditions.

Our past and future acquisitions may not be successful and we may have difficulty integrating acquisitions.

We continually evaluate potential acquisitions of complementary businesses, products and technologies. We have in the past acquired and invested, and may continue to acquire or invest, in complementary companies, products and technologies, and enter into joint ventures and strategic alliances with other companies. Acquisitions, joint ventures, strategic alliances, and investments present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction. Risks commonly encountered in such transactions include:

- the risk that the acquired company or assets may not further our business strategy or that we paid more than the company or assets were worth;
- the difficulty of assimilating the operations and retaining and motivating personnel of the combined companies;
- the risk that we may not be able to integrate the acquired technologies or products with our current products and technologies;
- the potential disruption of our ongoing business and the diversion of our management's attention from other business concerns;
- the inability of management to maximize our financial and strategic position through the successful integration of acquired businesses;
- adverse impact on our annual effective tax rate;
- dilution of existing equity holders caused by capital stock issuance to the shareholders of acquired companies or stock option grants to retain employees of the acquired companies;
- difficulty in maintaining controls, procedures and policies;
- potential adverse impact on our relationships with partner companies or third-party providers of technology or products;
- the impairment of relationships with employees and customers;
- potential assumption of liabilities of our acquisition targets;
- significant exit or impairment charges if products acquired in business combinations are unsuccessful; and
- issues with product quality, product architecture, legal contingencies, product development issues, or other significant issues that may not be detected through our due diligence process.

Accounting rules require the use of the purchase method of accounting in all new business acquisitions. Many acquisition candidates have significant intangible assets, and an acquisition of these businesses would likely result in significant amounts of goodwill and other intangible assets. The purchase method of accounting for business combinations may require large write-offs of any in-process research and development costs related to companies being acquired, as well as ongoing amortization costs for other intangible assets valued in combinations of companies. Goodwill and certain other intangible assets are not amortized to income, but are subject to at least annual impairment reviews. If the acquisitions do not perform as planned, future write-offs and charges to income arising from such impairment reviews could be significant. In addition, these acquisitions could involve acquisition-related charges, such as one-time acquired research and development charges. Such write-offs and ongoing amortization charges may have a significant negative impact on operating margins and net earnings in the quarter of the combination and for several subsequent years. We may not be successful in overcoming these risks or any other problems encountered in connection with such transactions.

Our business may require additional capital.

We may require additional capital to finance our growth or to fund acquisitions or investments in complementary businesses, technologies or product lines. Our capital requirements may be influenced by many factors, including:

- the demand for our products;
- the timing and extent of our investment in new technology;
- the timing and extent of our acquisition of other companies;
- the level and timing of revenue;
- the expenses of sales and marketing and new product development;
- the success and related expense of increasing our brand awareness;
- the cost of facilities to accommodate a growing workforce;
- the extent to which competitors are successful in developing new products and increasing their market shares; and
- the costs involved in maintaining and enforcing intellectual property rights.

To the extent that our resources are insufficient to fund our future activities, we may need to raise additional funds through public or private financing. However, additional funding, if needed, may not be available on terms attractive to us, or at all. Our inability to raise capital when needed could have a material adverse effect on our business, operating results and financial condition. If additional funds are raised through the issuance of equity securities, the percentage ownership of our company by our current shareholders would be diluted.

Business disruptions could affect our operating results.

A significant portion of our research and development activities and certain other critical business operations are concentrated in a few geographic areas. We are a highly automated business and a disruption or failure of our systems could cause delays in completing sales and providing services. A major earthquake, fire or other catastrophic event that results in the destruction or disruption of any of our critical business or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be materially and adversely affected.

Our international operations and sales subject us to risks associated with unexpected activities outside of the United States.

The global reach of our business could cause us to be subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in locations within the United States. As we grow our international operations, we may need to recruit and hire new consulting, product development, sales and marketing and support personnel in the countries in which we have or will establish offices. Entry into new international markets typically requires the establishment of new marketing and distribution channels, as well as the development and subsequent support of localized versions of our software. International introductions of our products often require a significant investment in advance of anticipated future revenues. In addition, the opening of a new office typically results in initial recruiting and training expenses and reduced labor efficiencies associated with the introduction of products to a new market. If we are less successful in a new market than we expect, we may not be able to realize an adequate return on our initial investment and our operating results could suffer. We cannot guarantee that the countries in which we operate will have a sufficient pool of qualified personnel from which to hire, that we will be successful at hiring, training or retaining such personnel or that we can expand or contract our international operations in a timely, cost-effective manner. If we have to downsize certain international operations, particularly in Europe, the costs to do so are typically much higher than downsizing costs in the United States. The following factors, among others, could have an adverse impact on our business and earnings:

- failure to properly comply with foreign laws and regulations applicable to our foreign activities including, without limitation, software localization requirements;
- failure to properly comply with U.S. laws and regulations relating to the export of our products and services;
- compliance with multiple and potentially conflicting regulations in Europe, Asia and North America, including export requirements, tariffs, import duties and other trade barriers, as well as health and safety requirements;
- difficulties in managing foreign operations and appropriate levels of staffing;
- longer collection cycles;
- tariffs and other trade barriers;
- seasonal reductions in business activities, particularly throughout Europe;
- reduced protection for intellectual property rights in some countries;
- proper compliance with local tax laws which can be complex and may result in unintended adverse tax consequences;
- anti-American sentiment due to conflicts in the Middle East and other American policies that may be unpopular in certain countries;
- increasing political instability, adverse economic conditions and the potential for war or other hostilities in many of these countries;
- difficulties in enforcing agreements through foreign legal systems;
- fluctuations in exchange rates that may affect product demand and may adversely affect the profitability in U.S. Dollars of products and services provided by us in foreign markets where payment for our products and services is made in the local currency;
- changes in general economic and political conditions in countries where we operate;
- potential labor strikes, lockouts, work slowdowns and work stoppages at U.S. and international ports; and
- restrictions on downsizing operations in Europe and expenses and delays associated with any such activities.

It may become increasingly expensive to obtain and maintain liability insurance.

Our products are often critical to the operations of our customers' businesses and provide benefits that may be difficult to quantify. If our products fail to function as required, we may be subject to claims for substantial damages. Courts may not enforce provisions in our contracts that would limit our liability or otherwise protect us from liability for damages. Although we maintain general liability insurance coverage, including coverage for errors or omissions, this coverage may not continue to be available on reasonable terms or in sufficient amounts to cover claims against us. In addition, our insurer may disclaim coverage as to any future claim. If claims exceeding the available insurance coverage are successfully asserted against us, or our insurer imposes premium increases, large deductibles or co-insurance requirements on us, our business and results of operations could be adversely affected.

We contract for insurance to cover a variety of potential risks and liabilities, including those relating to the unexpected failure of our products. In the current market, insurance coverage for all types of risk is becoming more restrictive, and when insurance coverage is offered, the deductible for which we are responsible is larger. In light of these circumstances, it may become more difficult to maintain insurance coverage at historical levels or, if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could negatively impact our results of operations.

Adverse litigation results could affect our business.

We may be subject to various legal proceedings and claims involving customer, shareholder, consumer, competition and other issues on a global basis. Litigation can be lengthy, expensive and disruptive to our operations, and results cannot be predicted with certainty. An adverse decision could result in monetary damages or injunctive relief that could affect our business, operating results or financial condition.

Growth in our operations could increase demands on our managerial and operational resources.

If the scope of our operating and financial systems and the geographic distribution of our operations and customers increase dramatically, this may increase demands on our management and operations. Our officers and other key employees will need to implement and improve our operational, customer support and financial control systems and effectively expand, train and manage our employee base.

Further, we may be required to manage an increasing number of relationships with various customers and other third parties. We may not be able to manage future expansion successfully, and our inability to do so could harm our business, operating results and financial condition.

RISK FACTORS RELATED TO OUR PRODUCTS

We may not be successful in convincing customers to migrate to current or future releases of our products, which may lead to reduced services and maintenance revenues and less future business from existing customers.

Our customers may not be willing to incur the costs or invest the resources necessary to complete upgrades to current or future releases of our products. This may lead to our loss of services and maintenance revenues and future business from customers that continue to operate prior versions of our products or choose to no longer use our products.

We depend on third-party technology which, if it should become unavailable or if it contains defects, could result in increased costs or delays in the production and improvement of our products.

We license critical third-party software products that we incorporate into our own software products. We are likely to incorporate and include additional third-party software into and with our products and solutions as we expand our product offerings. The operation of our products would be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to make their software available to us on acceptable terms, invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software, or even remain in business. Further, due to the limited number of vendors of certain types of third-party software, it may be difficult for us to replace such third-party software if a vendor terminates our license of the software or our ability to license the software to customers. If our relations with any of these third-party software providers are impaired, and if we are unable to obtain or develop a replacement for the software, our business could be harmed. In addition, if the cost of licensing any of these third-party software products significantly increases, our gross margin levels could significantly decrease.

The use of open source software in our products may expose us to additional risks and harm our intellectual property.

Some of our products use or incorporate software that is subject to one or more open source licenses. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user's software to disclose publicly part or all of the source code to the user's software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on unfavorable terms or at no cost. This can subject previously proprietary software to open source license terms.

While we monitor the use of all open source software in our products, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product or solution, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions, we could, under certain circumstances, be required to disclose the source code to our products and solutions. This could harm our intellectual property position and have a material adverse effect on our business, results of operations, cash flow and financial condition.

We may be unable to retain or attract customers if we do not develop new products and enhance our current products in response to technological changes and competing products.

As a software company, we have been required to migrate our products and services from mainframe to customer server to web-based environments. In addition, we have been required to adapt our products to emerging standards for operating systems, databases and other technologies. We will be unable to compete effectively if we are unable to:

- maintain and enhance our technological capabilities to correspond to these emerging environments and standards;
- develop and market products and services that meet changing customer needs; or
- anticipate or respond to technological changes on a cost-effective and timely basis.

A substantial portion of our research and development resources is devoted to product upgrades that address regulatory and support requirements. Only the remainder of our limited research and development resources is available for new products. New products require significant development investment. That investment is further constrained because of the added costs of developing new products that work with multiple operating systems or databases. We face uncertainty when we develop or acquire new products because there is no assurance that a sufficient market will develop for those products. If we do not attract sufficient customer interest in those products, we will not realize a return on our investment and our operating results will be adversely affected.

Our core products face competition from new or modified technologies that may render our existing technology less competitive or obsolete, reducing the demand for our products. As a result, we must continually redesign our products to incorporate these new technologies and to adapt our software products to operate on, and comply with evolving industry standards for, hardware and software platforms. Maintaining and upgrading our products to operate on multiple hardware and database platforms reduces our resources for developing new products. Because of the increased costs of developing and supporting software products across multiple platforms, we may need to reduce the number of those platforms. In addition, conflicting new technologies present us with difficult choices of which new technologies to adopt. If we fail to anticipate the most popular platforms, fail to respond adequately to technological developments, or experience significant delays in product development or introduction, our business and operating results will be negatively impacted.

In addition, to the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies may require us to make significant capital investments. We may not be able to obtain capital for these purposes and investments in new technologies may not result in commercially viable products. The loss of revenue and increased costs to us from such changing technologies would adversely affect our business and operating results.

If our products are not able to deliver quick, demonstrable value to our customers, our business could be seriously harmed.

Enterprises are requiring their application software vendors to provide faster returns on their technology investments. We must continue to improve our speed of implementation and the pace at which our products deliver value or our competitors may gain important strategic advantages over us. If we cannot successfully respond to these market demands, or if our competitors respond more successfully than we do, our business, results of operations and financial condition could be materially and adversely affected.

If we do not maintain software performance across accepted platforms and operating environments, our license and services revenue could be adversely affected.

The markets for our software products are characterized by rapid technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. We continuously evaluate new technologies and implement advanced technology into our products. However, if in our product development efforts we fail to accurately address, in a timely manner, evolving industry standards, new technology advancements or important third-party interfaces or product architectures, sales of our products and services will suffer.

Market acceptance of new platforms and operating environments may require us to undergo the expense of developing and maintaining compatible product lines. We can license our software products for use with a variety of popular industry standard relational database management system platforms using different programming languages and underlying databases and architectures. There may be future or existing relational database platforms that achieve popularity in the marketplace and that may or may not be architecturally compatible with our software product design. In addition, the effort and expense of developing, testing, and maintaining software product lines will increase as more hardware platforms and operating systems achieve market acceptance within our target markets. Moreover, future or existing user interfaces that achieve popularity within the business application marketplace may or may not be architecturally compatible with our current software product design. If we do not achieve market acceptance of new user interfaces that we support, or adapt to popular new user interfaces that we do not support, our sales and revenue may be adversely affected. Developing and maintaining consistent software product performance characteristics across all of these combinations could place a significant strain on our resources and software product release schedules, which could adversely affect revenues and results of operations.

Our software products and product development are complex, which makes it increasingly difficult to innovate, extend our product offerings, and avoid costs related to correction of program errors.

The market for our software products is characterized by rapid technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. For instance, existing products can become obsolete and unmarketable when vendors introduce products utilizing new technologies or new industry standards emerge. As a result, it is difficult for us to estimate the life cycles of our software products. There can be no assurance that we will successfully identify new product opportunities or develop and bring new products to the market in a timely and cost-effective manner, or that products, capabilities or technologies developed by our competitors will not render our products obsolete. Our future success will depend in part upon our ability to:

- continue to enhance and expand our core applications;
- continue to sell our products;
- continue to successfully integrate third-party products;

- enter new markets and achieve market acceptance; and
- develop and introduce new products that keep pace with technological developments, including developments related to the Internet, satisfy increasingly sophisticated customer requirements and achieve market acceptance.

Despite testing by us, our software programs, like all software programs generally, may contain a number of undetected errors or "bugs" when we first introduce them or as new versions are released. We do not discover some errors until we have installed the product and our customers have used it. Errors may result in the delay or loss of revenues, diversion of software engineering resources, material non-monetary concessions, negative media attention, or increased service or warranty costs as a result of performance or warranty claims that could lead to customer dissatisfaction, resulting in litigation, damage to our reputation, and impaired demand for our products. Correcting bugs may result in increased costs and reduced acceptance of our software products in the marketplace. Further, such errors could subject us to claims from our customers for significant damages, and we cannot assure you that courts would enforce the provisions in our customer agreements that limit our liability for damages. The effort and expense of developing, testing and maintaining software product lines will increase with the increasing number of possible combinations of:

- vendor hardware platforms;
- operating systems and updated versions;
- application software products and updated versions; and
- database management system platforms and updated versions.

Developing consistent software product performance characteristics across all of these combinations could place a significant strain on our development resources and software product release schedules.

If the open source community expands into enterprise application and supply chain software, our license fee revenues may decline.

The open source community is comprised of many different formal and informal groups of software developers and individuals who have created a wide variety of software and have made that software available for use, distribution and modification, often free of charge. Open source software, such as the Linux operating system, has been gaining in popularity among business users. If developers contribute enterprise and supply chain application software to the open source community, and that software has competitive features and scale to support business users in our markets, we will need to change our product pricing and distribution strategy to compete successfully.

Implementation of our products can be complex, time-consuming and expensive, customers may be unable to implement our products successfully, and we may become subject to warranty or product liability claims, which could be costly to resolve and result in negative publicity.

Our products must integrate with the many existing computer systems and software programs of our customers. This can be complex, time-consuming and expensive, and may cause delays in the deployment of our products. Our customers may be unable to implement our products successfully or otherwise achieve the benefits attributable to our products. Although we test each of our new products and product enhancement releases and evaluate and test the products we obtain through acquisitions before introducing them to the market, there may still be significant errors in existing or future releases of our software products, with the possible result that we may be required to expend significant resources in order to correct such errors or otherwise satisfy customer demands. In addition, defects in our products or difficulty integrating our products with our customers' systems could result in delayed or lost revenues, warranty or other claims against us by customers or third parties, adverse customer reactions and negative publicity about us or our products and services or reduced acceptance of our products and services in the marketplace, any of which could have a material adverse effect on our reputation, business, results of operations and financial condition.

An increase in sales of software products that require customization would result in revenue being recognized over the term of the contract for those products and could have a material adverse effect on our operating performance and financial condition.

Historically, we generally have been able to recognize software license revenue upon delivery of our solutions and contract execution. Customers and prospects could ask for unique capabilities in addition to our core capabilities to give them a competitive edge in the market place. These instances could cause us to recognize more of our software license revenue on a contract accounting basis over the course of the delivery of the solution rather than upon delivery and contract execution. The period between the initial contract and the completion of the implementation of our products can be lengthy and is subject to a number of factors (over many of which we have little or no control) that may cause significant delays. These factors include the size and complexity of the overall project. As a result, a shift toward a higher proportion of software license contracts requiring contract accounting would have a material adverse effect on our operating performance and financial condition and cause our operating results to vary significantly from quarter to quarter.

We sometimes experience delays in product releases, which can adversely affect our business.

Historically, we have issued significant new releases of our software products periodically, with minor interim releases issued more frequently. As a result of the complexities inherent in our software, major new product enhancements and new products often require long development and testing periods before they are released. On occasion, we have experienced delays in the scheduled release dates of new or enhanced products, and we cannot provide any assurance that we will achieve future scheduled release dates. The delay of product releases or enhancements, or the failure of such products or enhancements to achieve market acceptance, could materially affect our business and reputation.

We may not receive significant revenues from our current research and development efforts for several years.

Developing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

We have limited protection of our intellectual property and proprietary rights and may potentially infringe third-party intellectual property rights.

We consider certain aspects of our internal operations, software and documentation to be proprietary, and rely on a combination of copyright, trademark and trade secret laws; confidentiality agreements with employees and third parties; and protective contractual provisions (such as those contained in our license agreements with consultants, vendors, partners and customers) and other measures to protect this information. Existing copyright laws afford only limited protection. We believe that the rapid pace of technological change in the computer software industry has made trade secret and copyright protection less significant than factors such as:

- knowledge, ability and experience of our employees;
- frequent software product enhancements;
- customer education; and
- timeliness and quality of support services.

Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. The laws of some countries in which our software products are or may be licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States.

We generally enter into confidentiality or license agreements with our employees, customers, consultants, and vendors. These agreements control access to and distribution of our software, documentation, and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products, obtain and use information that we regard as proprietary, or develop similar technology through reverse engineering or other means. Preventing or detecting unauthorized use of our products is difficult. There can be no assurance that the steps we take will prevent misappropriation of our technology or that our license agreements will be enforceable. In addition, we may resort to litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of others' proprietary rights, or defend against claims of infringement or invalidity in the future. Such litigation could result in significant costs or the diversion of resources. This could materially and adversely affect our business, operating results and financial condition.

Third parties may assert infringement claims against us. Although we do not believe that our products infringe on the proprietary rights of third parties, we cannot guarantee that third parties will not assert or prosecute infringement or invalidity claims against us. These assertions could distract management, require us to enter into royalty arrangements, and result in costly and time-consuming litigation, including damage awards. Such assertions or the defense of such claims may materially and adversely affect our business, operating results, or financial condition. In addition, such assertions could result in injunctions against us. Injunctions that prevent us from distributing our products would have a material adverse effect on our business, operating results, and financial condition. If third parties assert such claims against us, we may seek to obtain a license to use such intellectual property rights. There can be no assurance that such a license would be available on commercially reasonable terms. If a patent claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, we may be prevented from distributing our software or required to incur significant expense and delay in developing non-infringing software.

We may experience liability claims arising out of the licensing of our software and provision of services.

Our agreements normally contain provisions designed to limit our exposure to potential liability claims and generally exclude consequential and other forms of extraordinary damages. However, these provisions could be rendered ineffective, invalid or unenforceable by unfavorable judicial decisions or by federal, state, local or foreign laws or ordinances. For example, we may not be able to avoid or limit liability for disputes relating to product performance or the provision of services. If a claim against us were to be successful, we may be required to incur significant expense and pay substantial damages, including consequential or punitive damages, which could have a material adverse effect on our business, operating results and financial condition. Even if we prevail in contesting such a claim, the accompanying publicity could adversely affect the demand for our products and services.

We also rely on certain technology that we license from third parties, including software that is integrated with our internally developed software. Although these third parties generally indemnify us against claims that their technology infringes on the proprietary rights of others, such indemnification is not always available for all types of intellectual property. Often such third-party indemnifiers are not well capitalized and may not be able to indemnify us in the event that their technology infringes on the proprietary rights of others. As a result, we may face substantial exposure if technology we license from a third party infringes on another party's proprietary rights. Defending such infringement claims, regardless of their validity, could result in significant cost and diversion of resources.

Concerns that our products do not adequately protect the privacy of consumers could inhibit sales of our products.

One of the features of our software applications is the ability to develop and maintain profiles of customers for use by businesses. Typically, these products capture profile information when customers and employees visit an Internet web site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Our products augment these profiles over time by collecting usage data. Although we have designed our products to operate with applications that protect user privacy, privacy concerns may nevertheless cause visitors to resist providing the personal data necessary to support this profiling capability. If we cannot adequately address customers' privacy concerns, these concerns could seriously harm our business, financial condition and operating results.

We face risks associated with the security of our products.

Maintaining the security of computers and computer networks is an issue of critical importance for our customers. Attempts by experienced computer programmers, or hackers, to penetrate client network security or the security of web sites to misappropriate confidential information have become an industry-wide phenomenon that affects computers and networks across all platforms. We have included security features in certain of our Internet browser-enabled products that are intended to protect the privacy and integrity of customer data. In addition, some of our software applications use encryption technology to provide the security necessary to affect the secure exchange of valuable and confidential information. Despite these security features, our products may be vulnerable to break-ins and similar problems caused by Internet users, which could jeopardize the security of information stored in and transmitted through the computer systems of our customers. Actual or perceived security vulnerabilities in our products (or the Internet in general) could lead some customers to seek to reduce or delay future purchases or to purchase competitors' products which are not Internet-based applications. Customers may also increase their spending to protect their computer networks from attack, which could delay adoption of new technologies. Any of these actions by customers and the cost of addressing such security problems may have a material adverse effect on our business.

Although our license agreements with our customers contain provisions designed to limit our exposure as a result of the situations listed above, such provisions may not be effective. Existing or future federal, state, or local laws or ordinances or unfavorable judicial decisions could affect their enforceability. To date, we have not experienced any such product liability claims, but there can be no assurance that this will not occur in the future. Because our products are used in essential business applications, a successful product liability claim could have a material adverse effect on our business, operating results, and financial condition. Additionally, defending such a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management.

RISK FACTORS RELATED TO OUR PERSONNEL

We are dependent upon key personnel, and need to attract and retain highly qualified personnel in all areas.

Our future operating results depend significantly upon the continued service of a relatively small number of key senior management and technical personnel, including our Chief Executive Officer, J. Michael Edenfield. None of our key personnel are bound by long-term employment agreements. We do not have in place "key person" life insurance policies on any of our employees. The loss of Mr. Edenfield or one or more other key executives could have an adverse effect on us.

Our future success also depends on our continuing ability to attract, train, retain and motivate other highly qualified managerial and technical personnel. Competition for these personnel is intense, and we have at times experienced difficulty in recruiting and retaining qualified personnel, including sales and marketing representatives, qualified software engineers involved in ongoing product development, and personnel who assist in the implementation of our products and provide other services. The market for such individuals is competitive. For example, it has been particularly difficult to attract and retain product development personnel experienced in object oriented development technologies. Given the critical roles of our sales, product development and consulting staffs, our inability to recruit successfully or any significant loss of key personnel would adversely affect us. A high level of employee mobility and aggressive recruiting of skilled personnel characterizes the software industry. It may be particularly difficult to retain or compete for skilled personnel against larger, better-known software companies. We cannot guarantee that we will be able to retain our current personnel, attract and retain other highly qualified technical and managerial personnel in the future, or assimilate the employees from any acquired businesses. We will continue to adjust the size and composition of our workforce to match the different product and geographic demand cycles. If we are unable to attract and retain the necessary technical and managerial personnel, or assimilate the employees from any acquired businesses, our business, operating results and financial condition would be adversely affected.

The failure to attract, train, retain and effectively manage employees could negatively impact our development and sales efforts and cause a degradation of our customer service. In particular, the loss of sales personnel could lead to lost sales opportunities because it can take several months to hire and train replacement sales personnel. If our competitors increase their use of non-compete agreements, the pool of available sales and technical personnel may further narrow in certain areas, even if the non-compete agreements ultimately prove to be unenforceable. We may grant large numbers of stock options to attract and retain personnel, which could be highly dilutive to our shareholders. The volatility or lack of positive performance of our stock price may adversely affect our ability to retain or attract employees. The loss of key management and technical personnel or the inability to attract and retain additional qualified personnel could have an adverse effect on us.

We periodically have restructured our sales force, which can be disruptive.

We continue to rely heavily on our direct sales force. Periodically, we have restructured or made other adjustments to our sales force in response to factors such as product changes, geographical coverage and other internal considerations. Change in the structures of the sales force and sales force management can result in temporary lack of focus and reduced productivity that may affect revenues in one or more quarters. Future restructuring of our sales force could occur, and if so we may again experience the adverse transition issues associated with such restructuring.

RISK FACTORS RELATED TO OUR CORPORATE STRUCTURE AND GOVERNANCE

Our business is subject to changing regulation of corporate governance and public disclosure that has increased both our costs and the risk of noncompliance.

Because our common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the Securities and Exchange Commission and NASDAQ, have issued new requirements and regulations and continue to develop additional regulations and requirements in response to laws enacted recently by Congress, most notably the Sarbanes-Oxley Act of 2002. Our efforts to comply with these new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting and our independent public accounting firm's audit of that assessment have required, and continue to require, the commitment of significant financial and managerial resources. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. Over time, we have made significant changes in, and may consider making additional changes to, our internal controls, our disclosure controls and procedures, and our corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, and not absolute, assurances that the objectives of the system are met. Any failure of our controls, policies and procedures could have a material adverse effect on our business, results of operations, cash flow and financial condition.

If in the future we are unable to assert that our internal control over financial reporting is effective as of the end of the then current fiscal year (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls over financial reporting), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a negative market reaction.

Our principal shareholders may control our management decisions.

James C. Edenfield, Executive Chairman, Treasurer and a Director of the Company, and Thomas L. Newberry, Chairman of the Board of Directors, own 100% of our outstanding Class B common shares between them, giving them the right to elect a majority of the Board of Directors. Moreover, Class B common shares have additional voting rights that currently give Mr. Edenfield and Dr. Newberry sufficient voting power to assure the approval of other shareholder voting issues if both of them vote in favor of those issues. Mr. Edenfield and Dr. Newberry have reported in filings with the Securities and Exchange Commission that they constitute a group, for voting purposes. Current directors and executive officers as a group beneficially owned approximately 7.6% of our Class A common shares as of June 30, 2013. Mr. Edenfield, Dr. Newberry and members of their immediate families currently constitute four of the seven members of the Board, and thus have significant influence in directing the actions of the Board of Directors and all other matters requiring approval or acquiescence by shareholders, including the composition of our Board of Directors, the approval of mergers and other business combinations, amendments to our certificate of incorporation, a substantial sale of assets, a merger or similar corporate transaction or a non-negotiated takeover attempt. Such concentration of ownership may discourage a potential acquirer from making a purchase offer that other shareholders might find favorable, which in turn could adversely affect the market price of our common stock.

Our articles of incorporation and bylaws and Georgia law may inhibit a takeover of our company.

Our basic corporate documents and Georgia law contain provisions that might enable our management to resist a takeover. These provisions might discourage, delay or prevent a change in the control or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. The existence of these provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

We are a "controlled company" within the meaning of NASDAQ rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

Because our Class B shareholders own a controlling interest and act as a group, we are a "controlled company" within the meaning of the rules governing companies with stock quoted on the NASDAQ Global Select Market. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and is exempt from certain corporate governance requirements, including requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. Our Board of Directors does not have a majority of independent directors, and our compensation committee is not required to consist entirely of independent directors. We are not required to have, and have not chosen to establish, a nominating committee. Accordingly, our procedures for approving significant corporate decisions are not subject to the same corporate governance requirements as non-controlled companies with stock quoted on the NASDAQ Global Select Market.

RISK FACTORS RELATED TO OUR STOCK PRICE

We could experience fluctuations in quarterly operating results that could adversely affect our stock price.

We have difficulty predicting our actual quarterly operating results, which have varied widely in the past and which we expect to continue to vary in the future. We expect they will continue to vary significantly from quarter to quarter due to a number of factors, many of which are outside our control. We base our expense levels, operating costs and hiring plans on projections of future revenues, and it is difficult for us to rapidly adjust when actual results do not match our projections. If our quarterly revenue or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. License revenues in any quarter depend substantially on the combined contracting activity of the American Software group of companies and our ability to recognize revenues in that quarter in accordance with our revenue recognition policies. Our contracting activity is difficult to forecast for a variety of reasons, including the following:

- we complete a significant portion of our license agreements within the last few weeks of each quarter;
- our sales cycle for products and services, including multiple levels of authorization required by some customers, is relatively long and variable because of the complex and mission-critical nature of our products;
- the demand for our products and services can vary significantly;
- the size of our license transactions can vary significantly;
- the possibility of adverse global political conditions and economic downturns, both domestic and international, characterized by decreased product demand, price erosion, technological shifts, work slowdowns and layoffs, may substantially reduce customer demand and contracting activity;
- customers may unexpectedly postpone or cancel anticipated system replacement or new system evaluation and implementation due to changes in their strategic priorities, project objectives, budgetary constraints, internal purchasing processes or company management;
- customer evaluations and purchasing processes vary from company to company, and a customer's internal approval and expenditure authorization process can be difficult and time-consuming, even after selection of a vendor; and
- the number, timing and significance of software product enhancements and new software product announcements by us and by our competitors may affect purchase decisions.

Variances or slowdowns in our licensing activity in prior quarters may affect current and future consulting, training and maintenance revenues, since these revenues typically follow license fee revenues. Our ability to maintain or increase services revenues primarily depends on our ability to increase the number and size of our licensing agreements. In addition, we base our budgeted operating costs and hiring plans primarily on our projections of future revenues. Because most of our expense levels are relatively fixed, including employee compensation and rent in the near term, if our actual revenues fall below projections in any particular quarter, our business, operating results, and financial condition could be materially and adversely affected. In addition, our expense levels are based, in part, on our expectations regarding future revenue increases. As a result, any shortfall in revenue in relation to our expectations could cause significant changes in our operating results from quarter to quarter and could result in quarterly losses. As a result of these factors, we believe that period-to-period comparisons of our revenue levels and operating results are not necessarily meaningful. As a result, predictions of our future performance should not be based solely on our historical quarterly revenue and operating results.

Our stock price is volatile and there is a risk of litigation.

The trading price of our common stock has been in the past and may in the future be subject to wide fluctuations in response to factors such as the following:

- general market conditions;
- revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
- customer order deferrals resulting from the anticipation of new products, economic uncertainty, disappointing operating results by the customer, management changes, corporate reorganizations or otherwise;
- reduced investor confidence in equity markets, due in part to corporate collapses in recent years;
- speculation in the press or analyst community;
- wide fluctuations in stock prices, particularly with respect to the stock prices for other technology companies;
- announcements of technological innovations by us or our competitors;
- new products or the acquisition or loss of significant customers by us or our competitors;
- developments with respect to our copyrights or other proprietary rights or those of our competitors;
- changes in interest rates;
- changes in investors' beliefs as to the appropriate price-earnings ratios for us and our competitors;
- changes in recommendations or financial estimates by securities analysts who track our common stock or the stock of other software companies;
- changes in management;
- sales of common stock by our controlling shareholders, directors and executive officers;
- rumors or dissemination of false or misleading information, particularly through Internet chat rooms, instant messaging, and other rapid-dissemination methods;
- conditions and trends in the software industry generally;
- the announcement of acquisitions or other significant transactions by us or our competitors;
- adoption of new accounting standards affecting the software industry;
- domestic or international terrorism and other factors; and
- the other factors described in these "Risk Factors."

Fluctuations in the price of our common stock may expose us to the risk of securities class action lawsuits. Although no such lawsuits are currently pending against us and we are not aware that any such lawsuit is threatened to be filed in the future, there is no assurance that we will not be sued based on fluctuations in the price of our common stock. Defending against such lawsuits could result in substantial cost and divert management's attention and resources. In addition, any settlement or adverse determination of these lawsuits could subject us to significant liabilities.

Our dividend policy is subject to change.

From the second quarter of fiscal 2008 through the second quarter of fiscal 2013, our Board of Directors declared quarterly dividends of $0.09 per share. For the third quarter of fiscal 2013, our Board of Directors declared a quarterly dividend of $0.10 per share and also declared a special accelerated dividend of $0.20 per share of our Class A and Class B common stock. The accelerated dividend was intended to be in lieu of the regular quarterly dividends that have historically been declared in February and May of each year. We currently expect to declare and pay cash dividends at this level on a quarterly basis in the future following the periods paid by the special accelerated dividend. However, our dividend policy may be affected by, among other things, our views on business conditions, our financial position, earnings, earnings outlook, capital spending plans and other factors that our Board of Directors considers relevant at that time. Our dividend policy may change from time to time, and we cannot provide assurance that we will continue to declare dividends at all or in any particular amounts. A change in our dividend policy could have a negative effect on the market price of our common stock.

The price of our common stock may decline due to shares eligible for future sale or actual future sales of substantial amounts of our common stock.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could cause the market price of our common stock to decline. Current directors and executive officers of the Company as a group beneficially owned approximately 7.6% of our Class A common shares as of June 30, 2013. Sales of substantial amounts of our common stock in the public market by these persons, or the perception that such sales may occur, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in an approximately 100,000 square foot office building that we own at 470 East Paces Ferry Road, N.E., Atlanta, Georgia. We also own a four-story 42,000 square foot building at 3110 Maple Drive, a one-story 1,400 square foot building at 3116 Maple Drive and a one-story 14,000 square foot building at 3120 Maple Drive, each in Atlanta, Georgia.

We have entered into leases for sales offices located in various cities in the United States and overseas. We believe our existing facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed on commercially reasonable terms.

Each of our three segments makes use of the property at 470 East Paces Ferry Road and our SCM segment occupies office space that we lease in the United Kingdom.

ITEM 3. LEGAL PROCEEDINGS

(a) Many of our installations involve products that are critical to the operations of our customers' businesses. Any failure in our products could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit contractually our liability for damages arising from product failures or negligent acts or omissions, there can be no assurance that the limitations of liability contained in our contracts will be enforceable in all instances. We are not currently a party to any material legal proceedings that would require disclosure under this Item.

(b) None.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Trading Market

Our Class A Common Shares are listed on the NASDAQ Global Select Market under the symbol AMSWA. As of July 5, 2013, there were 8,411 holders of Class A Common Shares who held their stock either individually or in nominee or "street" names through various brokerage firms, and two holders of Class B Common Shares.

Market Price Information

The table below presents the quarterly high and low sales prices for American Software, Inc. Class A common stock as reported by NASDAQ, for the Company's last two fiscal years, as well as the amount of cash dividends declared in each quarter:

	High	Low	Cash Dividends Declared
Fiscal Year 2013			
First Quarter	$8.64	$7.82	$0.09
Second Quarter	9.00	7.95	0.09
Third Quarter	8.70	7.29	0.30
Fourth Quarter	8.82	7.88	—
Fiscal Year 2012			
First Quarter	$8.90	$7.01	$0.09
Second Quarter	8.52	6.13	0.09
Third Quarter	9.80	7.42	0.09
Fourth Quarter	9.55	8.05	0.09

Equity Compensation Plans

The following table discloses information regarding the Company's equity compensation plans as of April 30, 2013:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity Compensation Plans approved by security holders	3,751,180	$7.12	433,143

Dividend Policy

Since the third quarter of fiscal 2013, our Board of Directors has declared quarterly dividends of $0.10 per share. We currently expect to declare and pay cash dividends at this level on a quarterly basis in the future. The continuation of this policy, and payment of future cash dividends, will be at the sole discretion of the Board of Directors. In exercising this discretion, the Board of Directors will consider our profitability, financial condition, cash requirements, future prospects and other relevant factors.

Stock Price Performance Graph

The graph below reflects the cumulative stockholder return on the Company's shares compared to the return of the NASDAQ Composite Index and a peer group index on a quarterly basis. The graph reflects the investment of $100 on April 30, 2008 in the Company's stock, the NASDAQ Stock Market-US Companies ("NASDAQ Composite Index") and in the NASDAQ Computer Index, a published industry peer group index. The NASDAQ Computer Index consists of approximately 366 NASDAQ-listed companies, including computer hardware and software companies that furnish computer programming and data processing services and firms that produce computers, office equipment, and electronic component/accessories. The total cumulative dollar returns shown below represent the value that such investments would have had on April 30, 2013.


200
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American Software
NASDAQ Composite
NASDAQ Computer Index

	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013
American Software(a)	$100	$97	$118	$153	$170	$173
NASDAQ Composite	100	71	102	119	126	138
NASDAQ Computer Index	100	72	111	132	148	148

(a) This series includes dividends paid over the disclosed period.

Purchases of Equity Securities by the Company

The following table summarizes repurchases of our stock in the quarter ended April 30, 2013:

Fiscal Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs*
February 1, 2013 through February 28, 2013	0	$0.00	0	1,090,138
March 1, 2013 through March 31, 2013	0	$0.00	0	1,090,138
April 1, 2013 through April 30, 2013	0	$0.00	0	1,090,138
Total Fiscal 2013 Fourth Quarter	0	$0.00	0	1,090,138

* The above share purchase authority was approved by the Board of Directors on August 19, 2002, when the Board approved a resolution authorizing the Company to repurchase up to 2.0 million shares of Class A common stock. This action was announced on August 22, 2002. The authorization has no expiration date.

Transfer Agent

American Stock Transfer & Trust Company LLC
6201 15th Ave.
Brooklyn, NY 11219
Toll free: (800) 937-5449
Local & international: (718) 921-8124
http://www.amstock.com

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the above address.

Market Makers

The following firms make a market in the Class A common shares of American Software, Inc:

Archipelago Stock Exchange
Automated Trading Desk
Barclays Capital Inc./Le
Bats Trading, Inc.
Canaccord Genuity Inc.
Cantor, Fitzgerald & Co.
Chicago Board Options Exchange
Citadel Derivatives Group LLC
Citadel Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities USA
Direct Edge ECN LLC
G1 Execution Services LLC
Goldman, Sachs & Co.
Jefferies & Company, Inc.
Knight Capital Americas, L.P.
Latour Trading LLC
Maxim Group LLC
Merrill Lynch, Pierce, Fenner
Morgan Stanley & CO. LLC
NASDAQ Execution Services LLC
National Stock Exchange
Needham & Company, LLC
Pershing Advisor Solution LLC
RBC Capital Markets, LLC
Riley & Co.
Stifel Nicolaus & Co.
SunTrust Capital Markets Inc
Susquehanna Capital Group
Susquehanna Financial Group,
Timber Hill Inc.
Two Sigma Securities, LLC
UBS Securities LLC

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below as of and for the years ended April 30, 2013, 2012, 2011, 2010, and 2009 is derived from our audited consolidated financial statements.

Consolidated Statements of Operations Data:

	Years Ended April 30,				
	2013	2012	2011	2010	2009
	(In thousands, except per share data)				
Revenues:					
License fees	$ 21,184	$ 27,826	$ 19,240	$15,503	$ 16,073
Services and other	45,323	42,380	36,960	32,298	33,920
Maintenance	33,960	32,430	29,389	27,475	28,031
Total revenues	100,467	102,636	85,589	75,276	78,024
Cost of revenues:					
License fees	6,026	7,142	5,828	3,374	4,908
Services and other	31,870	31,101	27,205	22,797	22,963
Maintenance	7,664	7,597	7,152	6,803	7,253
Total cost of revenues	45,560	45,840	40,185	32,974	35,124
Gross margin	54,907	56,796	45,404	42,302	42,900
Operating expenses:					
Research and development costs	8,882	8,226	7,388	6,722	7,150
Sales and marketing expense	19,829	18,797	15,720	15,045	14,979
General and administrative expenses	11,911	13,070	12,200	12,841	13,231
Amortization of acquisition-related intangibles	501	535	684	395	350
Severance expenses	—	—	219	—	—
Total operating expenses	41,123	40,628	36,211	35,003	35,710
Operating income	13,784	16,168	9,193	7,299	7,190
Other income/(loss), net	1,741	1,103	1,941	1,929	(1,054)
Earnings before income taxes	15,525	17,271	11,134	9,228	6,136
Income tax expense	(5,114)	(5,928)	(3,770)	(3,434)	(2,400)
Net earnings	$ 10,411	$ 11,343	$ 7,364	$ 5,794	$ 3,736
Less net earnings attributable to noncontrolling interests	—	—	—	(90)	(720)
Net earnings attributable to American Software, Inc.	$ 10,411	$ 11,343	$ 7,364	$ 5,704	$ 3,016
Earnings per common share:(a)					
Basic	$ 0.38	$ 0.43	$ 0.29	$ 0.23	$ 0.12
Diluted	$ 0.38	$ 0.42	$ 0.28	$ 0.22	$ 0.12
Weighted average common shares—Basic	27,173	26,455	25,751	25,318	25,327
Diluted	27,629	27,098	26,183	25,881	25,756
Cash dividends declared	$ 0.48	$ 0.36	$ 0.36	$ 0.36	$ 0.36
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 41,164	$ 39,111	$ 23,928	$21,730	$ 37,629
Investments—short and long term	$ 25,260	$ 27,759	$ 31,483	$32,149	$ 33,465
Working capital	$ 51,088	$ 50,109	$ 36,721	$29,128	$ 45,432
Total assets	$113,070	$116,553	$104,832	$97,175	$112,319
American Software, Inc. shareholders' equity	$ 83,244	$ 83,030	$ 74,056	$72,280	$ 79,839

(a) Basic per share amounts are the same for Class A and Class B shares. Diluted per share amounts for Class A shares are shown above. Diluted per share for Class B shares under the two-class method are $0.38, $0.43, $0.29, $0.23, and $0.12 for the years ended April 30, 2013, 2012, 2011, 2010, and 2009, respectively. See Note 1(r) to the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Item 6. Selected Financial Data" and "Item 8. Financial Statements and Supplementary Data". This discussion contains forward-looking statements relating to our future financial performance, business strategy, financing plans and other future events that involve uncertainties and risks. You can identify these statements by forward-looking words such as "anticipate," "intend," "plan," "continue," "could," "grow," "may," "potential," "predict," "strive," "estimate," "believe," "expect" and similar expressions that convey uncertainty of future events or outcomes. Any forward-looking statements herein are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from the results anticipated by these forward-looking statements as a result of many known and unknown factors that are beyond our ability to control or predict, including but not limited to those discussed above in "Risk Factors" and elsewhere in this report. See also "Special Cautionary Notice Regarding Forward-Looking Statements" at the beginning of "Item 1. Business."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have based the following discussion and analysis of financial condition and results of operations on our consolidated financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 to the Consolidated Financial Statements for the fiscal year ended April 30, 2013, describes the significant accounting policies that we have used in preparing our financial statements. On an ongoing basis, we evaluate our estimates, including, but not limited to, those related to revenue/vendor-specific objective evidence (VSOE), bad debts, capitalized software costs, goodwill, intangible asset impairment, stock-based compensation, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results could differ materially from these estimates under different assumptions or conditions.

We believe the critical accounting policies listed below affect significant judgments and estimates used in the preparation of the financial statements.

Revenue Recognition. We recognize revenue in accordance with the Software Revenue Recognition Topic of the Financial Accounting Standards Board's (FASB) Accounting Standards Codification. We recognize license revenues in connection with license agreements for standard proprietary software upon delivery of the software, provided we deem collection to be probable, the fee is fixed or determinable, there is evidence of an arrangement, and VSOE exists with respect to any undelivered elements of the arrangement. We generally bill maintenance fees annually in advance and recognize the resulting revenues ratably over the term of the maintenance agreement. We derive revenues from services which primarily include consulting, implementation, and training. We bill for these services primarily under time and materials arrangements and recognize fees as we perform the services. Deferred revenues represent advance payments or billings for software licenses, services, and maintenance billed in advance of the time we recognize revenues. We record revenues from sales of third-party products in accordance with Principal Agent Considerations within the Revenue Recognition Topic of the FASB Accounting Standards Codification. Furthermore, we evaluate sales through our indirect channel on a case-by-case basis to determine whether the transaction should be recorded gross or net, including but not limited to assessing whether or not we (1) act as principal in the transaction, (2) take title to the products, (3) have risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) act as an agent or broker with compensation on a commission or fee basis. Accordingly, our sales through the DMI channel are typically recorded on a gross basis.

Generally, our software products do not require significant modification or customization. Installation of the products is routine and is not essential to their functionality. Our sales frequently include maintenance contracts and professional services with the sale of our software licenses. We have established VSOE for our maintenance contracts and professional services. We determine fair value based upon the prices we charge to customers when we sell these elements separately. We defer maintenance revenues, including those sold with the initial license fee, based on VSOE, and recognize the revenue ratably over the maintenance contract period. We recognize consulting and training service revenues, including those sold with license fees, as we perform the services based on their established VSOE. We determine the amount of revenue we allocate to the licenses sold with services or maintenance using the "residual method" of accounting. Under the residual method, we allocate the total value of the arrangement first to the undelivered elements based on their VSOE and allocate the remainder to license fees.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of these customers were to deteriorate, resulting in an impairment of their ability to make payments, we may require additional allowances or we may defer revenue until we determine that collectability is probable. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when we evaluate the adequacy of the allowance for doubtful accounts.

Valuation of Long-Lived and Intangible Assets. We review goodwill for impairment annually and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with the Intangibles-Goodwill and Other Topic of the FASB Accounting Standards Codification. Effective fiscal 2012, we opted to perform a qualitative assessment to test a reporting unit's goodwill for impairment. Based on our qualitative assessment, if we determine that the fair value of a reporting unit is more likely than not (i.e., a likelihood of more than 50 percent) to be less than its carrying amount, the two step impairment test will be performed. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the impairment. Our reporting units are consistent with our operating segments identified in Note 8 of Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

In accordance with the Property, Plant, and Equipment Topic of the FASB Accounting Standards Codification, long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability would be measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, we recognize an impairment charge in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The determination of estimated future cash flows, however, requires management to make estimates. Future events and changes in circumstances may require us to record a significant impairment charge in the period in which such events or changes occur. Impairment testing requires considerable analysis and judgment in determining results. If other assumptions and estimates were used in our evaluations, the results could differ significantly.

Annual tests or other future events could cause us to conclude that impairment indicators exist and that our goodwill is impaired. For example, if we had reason to believe that our recorded goodwill and intangible assets had become impaired due to decreases in the fair market value of the underlying business, we would have to take a charge to income for that portion of goodwill or intangible assets that we believed was impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations. At April 30, 2013, our goodwill balance was $12.6 million and our intangible assets with definite lives balance was $687,000, net of accumulated amortization.

Valuation of Capitalized Software Assets. We capitalize certain computer software development costs in accordance with the Costs of Software to be Sold, Leased, or Marketed Topic of the FASB Accounting Standards Codification. Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development expense until technological feasibility for the respective product is established. Thereafter, we capitalize all software development costs and report those costs at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. We make ongoing evaluations of the recoverability of our capitalized software projects by comparing the amount capitalized for each product to the estimated net realizable value of the product. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, we write off the amount by which the unamortized software development costs exceed net realizable value. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations. There was no impairment charge related to capitalized computer software during the years ended April 30, 2013, 2012 and 2011. At April 30, 2013, our capitalized software balance was $8.7 million, net of accumulated amortization. We amortize capitalized computer software development costs ratably based on the projected revenues associated with the related software or on a straight-line basis over three years, whichever method results in a higher level of amortization. Amortization of capitalized computer software development costs is included in the cost of license revenues in the consolidated statements of operations.

Stock-Based Compensation. We estimate the value of options granted on the date of grant using the Black-Scholes option pricing model. Management judgments and assumptions related to volatility, the expected term and the forfeiture rate are made in connection with the calculation of stock compensation expense. We periodically review all assumptions used in our stock option pricing model. Changes in these assumptions could have a significant impact on the amount of stock compensation expense.

Income Taxes. We provide for the effect of income taxes on our financial position and results of operations in accordance with the Income Tax Topic of the FASB Accounting Standards Codification. Under this accounting guidance, income tax expense is recognized for the amount of income taxes payable or refundable for the current year and for the change in net deferred tax assets or liabilities resulting from events that are recorded for financial reporting purposes in a different reporting period than recorded in the tax return. Management must make significant assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, allowable deductions, tax planning strategies, projected tax credits and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax laws or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our financial position and results of operations. Our assumptions, judgments and estimates relative to the value of our deferred tax asset take into account our expectations of the amount and category of future taxable income. Actual operating results and the underlying amount and category of income in future years, which could significantly increase tax expense, could render inaccurate our current assumptions, judgments and estimates of recoverable net deferred taxes.

RESULTS OF OPERATIONS

The following table sets forth certain revenue and expense items as a percentage of total revenues for the three years ended April 30, 2013, 2012, and 2011 and the percentage increases and decreases in those items for the years ended April 30, 2013 and 2012:

	Percentage of Total Revenues			Pct. Change in Dollars	Pct. Change in Dollars
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Revenues:					
License	21%	27%	23%	(24)%	45%
Services and other	45	41	43	7	15
Maintenance	34	32	34	5	10
Total revenues	100	100	100	(2)	20
Cost of revenues:					
License	6	7	7	(16)	23
Services and other	31	30	32	2	14
Maintenance	8	7	8	1	6
Total cost of revenues	45	44	47	(1)	14
Gross margin	55	56	53	(3)	25
Research and development	9	8	9	8	11
Sales and marketing	20	18	18	5	20
General and administrative	12	13	15	(9)	6
Severance expenses	—	—	—	nm	nm
Total operating expenses	41	40	42	1	12
Operating income	14	16	11	(15)	76
Other income/(loss):					
Interest income	1	1	2	(11)	(9)
Other, net	—	—	1	nm	nm
Earnings before income taxes	15	17	14	(10)	55
Income tax expense	(5)	(6)	(4)	(14)	57
Net earnings	10%	11%	10%	(8)%	54%

nm—not meaningful

Economic Overview and Significant Trends in Our Business

Corporate capital spending trends and commitments are the primary determinants of the size of the market for business software. Corporate capital spending is, in turn, a function of general economic conditions in the U.S. and abroad and in particular may be affected by conditions in U.S. global credit markets. In recent years, the weakness in the overall world economy and the U.S. economy in particular has resulted in reduced expenditures in the business software market.

In April 2013, the International Monetary Fund ("IMF") provided an update to the World Economic Outlook ("WEO") for the 2013 world economic growth forecast. The update noted that, *"Overall, the annual growth forecast for advanced economies in 2013—a modest 1 ¼ percent—is no better than the outcome for2012. That said, assuming that policymakers avoid setbacks and deliver on their commitments, the projections in this World Economic Outlook (WEO) build on continued easing of the brakes on real activity. Consequently, in 2013, after a weak first half, real GDP growth in the advanced economies is projected to rise above 2 percent for the rest of the year and to average 2 ¼ percent in 2014, spurred by U.S. growth of about 3 percent."*

For fiscal 2014, we expect the world economy to remain relatively weak with some moderate improvement towards the end of the fiscal year, which could result in a continuation of the difficult selling environment. Overall information technology spending continues to be relatively weak as a result of the current global economic environment. However, we believe that information technology spending will incrementally improve over the long term as increased global competition forces companies to improve productivity by upgrading their technology systems. Although this improvement could slow or regress at any time, due in part to concerns in global capital markets and general economic conditions, we believe that our organizational and financial structure will enable us to take advantage of any sustained economic rebound. Customers continue to take long periods to evaluate discretionary software purchases.

We believe weak economic conditions may be driving some businesses to focus on achieving more process and efficiency enhancements in their operations and to invest in solutions that improve operating margins, rather than make large infrastructure-type technology purchases. If this trend continues, we believe it may tend to favor solutions such as our Logility supply chain solutions, which are designed to provide a more rapid return on investment and are targeted at some of the largest profit drivers in a customer's business. While the current economic crisis has had a particularly adverse impact on the weaker companies in our target markets, we believe a large percentage of our customers are seeking to make investments to strengthen their operations, and some are taking advantage of current economic conditions to gain market share.

Business opportunities and risks

We currently view the following factors as the primary opportunities and risks associated with our business:

- *Dependence on Capital Spending Patterns.* There is risk associated with our dependence on the capital spending patterns of U.S. and international businesses, which in turn are functions of economic trends and conditions over which we have no control.
- *Acquisition Opportunities.* There are opportunities for selective acquisitions or investments to provide opportunities to expand our sales distribution channels and/or broaden our product offering by providing additional solutions for our target markets.
- *Acquisition Risks.* There are risks associated with acquisitions of complementary companies, products and technologies, including the risks that we will not achieve the financial and strategic goals that we contemplate at the time of the transaction. More specifically, in any acquisition we will face risks and challenges associated with the uncertain value of the acquired business or assets, the difficulty of assimilating operations and personnel, integrating acquired technologies and products and maintaining the loyalty of the customers of the acquired business.
- *Competitive Technologies.* There is a risk that our competitors may develop technologies that are substantially equivalent or superior to our technology.
- *Competition in General.* There are risks inherent in the market for business application software and related services, which has been and continues to be intensely competitive; for example, some of our competitors may become more aggressive with their prices and/or payment terms, which may adversely affect our profit margins.

For more information, please see "Risk Factors" in Item 1A. above.

Adoption of New Accounting Pronouncements

In September 2011, the FASB issued an accounting standards update amending the guidance on the annual testing of goodwill for impairment. The update allows entities to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. If a greater than 50 percent likelihood exists that the fair value is less than the carrying amount then it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This standard is effective for us in the first quarter of fiscal 2013 but early adoption was permitted. We adopted the new guidance in the fourth quarter of fiscal 2012 and it did not have an impact on our consolidated financial statements.

Market Conditions by Operating Segment

We operate and manage our business in three segments based on software and services provided in three key product markets: (1) Supply Chain Management (SCM), which provides collaborative supply chain solutions to streamline and optimize the production, distribution and management of products between trading partners; (2) Enterprise Resource Planning (ERP), which automates customers' internal financing, human resources, and manufacturing functions; and (3) IT Consulting, which consists of IT staffing and consulting services. The SCM segment represents the business of Logility, as well as its subsidiary, DMI.

Our SCM segment experienced decreased revenues during fiscal 2013 when compared to fiscal 2012, due primarily to a 23% decrease in license fees. This was partially offset by a 25% increase in services and other revenues and a 6% increase in maintenance revenues from Logility customers. The ERP segment revenues decreased 6% in fiscal 2013 when compared to fiscal 2012, primarily due to a 32% decrease in license fees and a 2% decrease in maintenance revenues partially offset by a 6% increase in services and other revenues.

Our SCM segment experienced increased revenues during fiscal 2012 when compared to fiscal 2011, due primarily to a 47% increase in license fees and services and other revenues and an 11% increase in maintenance revenues from Logility customers. We believe this increase was a result of a moderate improvement in overall economic conditions, which resulted in increased capital spending in technology and increased sales related to our recent Optiant acquisition. The ERP segment revenues increased 1% in fiscal 2012 when compared to fiscal 2011, primarily due to a 29% increase in license fees and a 6% increase in maintenance revenues partially offset by a 13% decrease in services and other revenues.

Our IT Consulting segment experienced a decrease in revenues of approximately 1% in fiscal 2013 when compared to fiscal 2012, due primarily to a decrease in IT staffing work at our primary customer. Our IT Consulting segment experienced an increase in revenues of approximately 12% in fiscal 2012 when compared to fiscal 2011, due primarily to an increase in IT staffing work at our primary customer, as a result of an improving economic environment for retailers. As companies have moved to cut costs and limit IT budgets, they have utilized more outsourcing services, which tend to be more cost-effective for them. In the past this trend has resulted in increased business for this segment. However, there is a countervailing trend to outsourcing IT to international markets that historically have been more price competitive than domestic sources like ourselves. Our primary customer comprised 44% of our IT Consulting revenues in fiscal 2013 and 59% in fiscal 2012. The loss of this customer would negatively and materially affect our IT consulting business.

We do not segment our business on a geographic basis due to the fact that international revenues have historically constituted only 12%-16% of total revenues.

REVENUE

	Years Ended April 30,							
				% Change		% of Total Revenue		
	2013	2012	2011	2013 to 2012	2012 to 2011	2013	2012	2011
		(in thousands)						
License	$ 21,184	$ 27,826	$19,240	(24)%	45%	21%	27%	23%
Services and other	45,323	42,380	36,960	7%	15%	45%	41%	43%
Maintenance	33,960	32,430	29,389	5%	10%	34%	32%	34%
Total revenues	$100,467	$102,636	$85,589	(2)%	20%	100%	100%	100%

For the fiscal year ended April 30, 2013, the 2% decrease in total revenues was attributable primarily to a 24% decrease in license fee revenues. This was partially offset by a 7% increase in services and other revenues and a 5% increase in maintenance revenues.

For the fiscal year ended April 30, 2012, the increase in total revenues was broadly attributable to increases in license fee, services and maintenance revenues, primarily due to an improvement in the overall capital spending environment and to a lesser extent increased license fee sales from our recent Optiant acquisition.

Due to intensely competitive markets we discount license fees from our published list price due to pricing pressure in our industry. Numerous factors contribute to the amount of the discounts provided, such as previous customer purchases, the number of customer sites utilizing the software, the number of modules purchased and the number of users, as well as the overall size of the contract. While all these factors affect the discount amount of one contract, the overall percentage discount has not materially changed in the recent reported fiscal periods.

The change in our revenues from period to period is primarily due to the volume of products and related services sold in any period and the amounts of products or modules purchased with each sale.

International revenues represented approximately 14% of total revenues for the year ended April 30, 2013, 16% of total revenues for the year ended April 30, 2012, and 14% for the year ended April 30, 2011. Our international revenues may fluctuate substantially from period to period primarily because we derive these revenues from a relatively small number of customers in a given period.

License revenue

	Years Ended April 30,				
				% Change	
	2013	2012	2011	2013 to 2012	2012 to 2011
		(in thousands)			
Enterprise Resource Planning	$ 2,272	$ 3,350	$ 2,595	(32)%	29%
Supply Chain Management	18,912	24,476	16,645	(23)%	47%
Total license revenues	$21,184	$27,826	$19,240	(24)%	45%

For the year ended April 30, 2013, license fee revenues decreased by 24% when compared to the previous year due to a difficult selling environment as our SCM and ERP units have experienced a decline in license fee close rates in the current fiscal year due to cancellations and/or delays in business investment as a result of an uncertainty in the direction of the global economy. Logility, including its DMI subsidiary, constituted 89%, 88% and 87% of our total license fee revenues for the years ended April 30, 2013, 2012 and 2011, respectively. License fees from our ERP segment, which includes NGC, also decreased in fiscal 2013, primarily due to a decrease in license fee sales to the apparel and retail industries also as a result of uncertainty in the direction of the global economy.

For the year ended April 30, 2012, license fee revenues increased by 45%, due to an improvement in the capital spending environment particularly in our SCM business unit and to a lesser extent an increase in sales related to our recent Optiant acquisition. License fees from our ERP segment, which includes NGC, increased in fiscal 2012 due primarily to our NGC unit, which experienced an improvement in sales to the apparel industry.

The direct sales channel provided approximately 70% of license fee revenues for the year ended April 30, 2013, compared to approximately 70% in fiscal 2012 and 63% in fiscal 2011. The decrease in indirect license fees from fiscal 2011 to fiscal 2012 was largely the result of lower license fee sales through our indirect channel, which primarily sells software products through its DMI subsidiary to small and midsize companies. As a result of the current economic conditions, we believe the ability of small and midsize companies to access the credit markets to finance capital purchases is difficult when compared to the same period last year and also the uncertainly of the direction of the global economy is delaying capital purchasing decisions at all company sizes but particularly the small and midsize companies.

For the year ended April 30, 2013, our margins after commissions on direct sales were approximately 83%, and our margins after commissions on indirect sales were approximately 49%. For the year ended April 30, 2012, our margins after commissions on direct sales were approximately 81%, and our margins after commissions on indirect sales were approximately 48%. For the year ended April 30, 2011, our margins after commissions on direct sales were approximately 83%, and our margins after commissions on indirect sales were approximately 50%. The margins after commissions were relatively consistent in a range between 81% and 84% for direct and 48% and 50% for indirect sales. DMI is the source of the bulk of our indirect sales. License fee gross margin percentage tends to be directly related to the level of license fee revenues due to the relatively fixed cost of computer software amortization expense, amortization of acquired software and the sales mix between our direct and indirect channel.

Services and other revenue

	Years Ended April 30,				
				% Change	
	2013	2012	2011	2013 to 2012	2012 to 2011
	(in thousands)				
Enterprise Resource Planning	$ 6,162	$ 5,827	$ 6,733	6%	(13)%
Supply Chain Management	13,929	11,178	7,607	25%	47%
IT Consulting	25,232	25,375	22,620	(1)%	12%
Total services and other revenues	$45,323	$42,380	$36,960	7%	15%

The 7% increase in services and other revenues for the year ended April 30, 2013 when compared to fiscal 2012 was due primarily to an increase in revenue from our SCM business unit, as higher SCM license fees sales in prior periods resulted in more project implementation services, and to a lesser extent was attributable to our ERP business unit as higher license fees sales in prior periods resulted in more project implementation services. This was partially offset by a 1% decrease in services and other revenues in IT Consulting business unit due to its customers'—particularly its primary customer—decreased utilization of outside contractors.

The 15% increase in services and other revenues for the year ended April 30, 2012 when compared to fiscal 2011 was due primarily to an increase in revenue from our SCM business unit, as higher SCM license fees sales in prior periods resulted in more project implementation services, and to a lesser extent was attributable to our IT Consulting business unit, The Proven Method, as its customers—particularly its primary customer—increased utilization of outside contractors as a result of improved economic conditions. This was partially offset by a 13% decrease in services and other revenues in our ERP business unit.

As noted in our Form 10-Q for the first quarter of fiscal 2011, commencing September 2010, a large ERP customer did not renew a services agreement that has been in place for more than ten years. During fiscal 2010 this agreement represented approximately $1.1 million in ERP services revenue per quarter. The loss of this revenue resulted in a substantial reduction in services revenues in our ERP segment commencing in the second quarter of fiscal 2011. This services agreement was unique to this customer, and therefore we do not believe that the non-renewal of the agreement reflects a trend that will affect other services agreements or customer relationships. We have taken appropriate cost reduction actions to mitigate the earnings impact of this lost revenue.

In our software business units, we have observed that there is a tendency for services and other revenues to lag changes in license revenues by one to three quarters, as new licenses in one quarter often involve implementation and consulting services in subsequent quarters, for which we recognize revenues only as we perform those services. Thus, it is not necessary for the proportion of customers purchasing implementation services to increase if the amount of license fees increased in recent quarters.

Maintenance revenue

	Years Ended April 30,				
				% Change	
	2013	2012	2011	2013 to 2012	2012 to 2011
	(in thousands)				
Enterprise Resource Planning	$ 4,391	$ 4,474	$ 4,220	(2)%	6%
Supply Chain Management	29,569	27,956	25,169	6%	11%
Total maintenance revenues	$33,960	$32,430	$29,389	5%	10%

The 5% increase in total maintenance revenues for the year ended April 30, 2013 was primarily due to a 6% increase in maintenance revenues from our SCM business unit as a result of increased license fees and improved maintenance renewal rates. This was partially offset by a 2% decrease from our ERP business unit from lower maintenance renewal rates.

The 10% increase in total maintenance revenues for the year ended April 30, 2012 was primarily due to an 11% increase in maintenance revenues from our SCM business unit as a result of increased license fees and improved maintenance renewal rates. Also, to a lesser extent, the increase was due to a 6% increase from our ERP business unit from increased license sales and improved maintenance renewal rates at NGC.

Logility's maintenance revenues constituted 87% of total maintenance revenues for the year ended April 30, 2013 compared to 86% for the years ended April 30, 2012 and 2011. Typically, our maintenance revenues have had a direct relationship to current and historic license fee revenues, since new licenses are the potential source of new maintenance customers.

GROSS MARGIN:

The following table provides both dollar amounts and percentage measures of gross margin:

	Years Ended April 30,					
	2013		2012		2011	
			(in thousands)			
Gross margin on license fees	$15,158	72%	$20,684	74%	$13,412	70%
Gross margin on services and other	13,453	30%	11,279	27%	9,755	26%
Gross margin on maintenance	26,296	77%	24,833	77%	22,237	76%
Total gross margins	$54,907	55%	$56,796	55%	$45,404	53%

The total gross margin percentage for the year ended April 30, 2013 was primarily the same percentage as the same period last year.

The increase in total gross margin percentage for the year ended April 30, 2012 was primarily due to the increase in gross margin percentage on license fees and to a lesser extent the services and other and maintenance gross margins improved when compared to the same period last year as result of increased services and maintenance revenue during the current year.

Gross Margin on License Fees

The decrease in license fee gross margin percentage for the fiscal year ended April 30, 2013 when compared to fiscal 2012 were due primarily to the decrease in license fee sales. The increase in license fee gross margin percentage for the fiscal year ended April 30, 2012 when compared to fiscal 2011 was due primarily to the increase in license fee sales and a reduction in the proportion of license fee sales through our indirect channel at DMI, for which agent commissions are expensed to cost of license fees. License fee gross margin percentage tends to be directly related to the level of license fee revenues due to the relatively fixed cost of computer software amortization expense, amortization of acquired software and the sales mix between our direct and indirect channel.

Gross Margin on Services and Other

For the year ended April 30, 2013, our gross margin percentage on services and other revenues increased from 27% in fiscal 2012 to 30% in fiscal 2013, primarily due to higher gross margins at our IT Consulting segment, The Proven Method, Inc. ("TPM"), as its services gross margin increased to 20% in fiscal 2013 compared to 18% in fiscal 2012, as a result of improved contracted utilization and hourly billing rates. Also, to a lesser extent, the increase was due to higher gross margins at our ERP segment, as services gross margin increased from 33% in fiscal 2012 compared to 36% in fiscal 2013 as a result of higher services revenue. In our SCM segment, Logility's gross margin increased slightly to 44% in fiscal 2013 compared to 43% in fiscal 2012 due to higher services revenue.

For the year ended April 30, 2012, our gross margin percentage on services and other revenues increased 1%, primarily due to higher gross margins at TPM, as its services gross margin increased to 18% in fiscal 2012 compared to 16% in fiscal 2011, as a result of improved contracted utilization and hourly billing rates. Our ERP segment's services gross margin decreased to 33% in fiscal 2012 compared to 40% in fiscal 2011 as a result of lower services revenue from the loss of a large ERP customer noted above in the services revenue area. In our SCM segment, Logility's gross margin decreased slightly to 43% in fiscal 2012 compared to 44% in fiscal 2011 due to additional headcount.

As discussed above, our IT Consulting business unit typically has lower margins when compared to the other business units that have higher margin implementation service revenue, so a decrease in the percentage of services revenues from our IT Consulting segment tends to cause our overall services gross margin percentage to increase. The IT Consulting segment was 56%, 60% and 61% of the Company's services revenues in fiscal 2013, 2012 and 2011, respectively. Our SCM segment was 31%, 26% and 21% of the Company's services revenues in fiscal 2013, 2012 and 2011, respectively. Our ERP segment was 13%, 14% and 18% of the Company's services revenues in fiscal 2013, 2012 and 2011, respectively.

Gross Margin on Maintenance

Maintenance gross margin percentage remained relatively consistent for the years ended April 30, 2013, 2012 and 2011. The slight improvement in maintenance gross margin percentage in fiscal 2013 compared to fiscal 2012 was due to an increase in maintenance revenue and cost containment efforts.

EXPENSES

	Years Ended April 30,					
				% of Revenues		
	2013	2012	2011	2013	2012	2011
	(in thousands)					
Research and development	$ 8,882	$ 8,226	$ 7,388	9%	8%	9%
Sales and marketing	19,829	18,797	15,720	20%	18%	18%
General and administrative	11,911	13,070	12,200	12%	13%	14%
Amortization of acquisition-related intangible assets	501	535	684	0%	1%	1%
Severance expenses	—	—	219	0%	0%	0%
Other income/(loss), net	1,741	1,103	1,941	2%	1%	3%
Income tax expense	(5,114)	(5,928)	(3,770)	(5)%	(6)%	(4)%

Research and Development

Gross product research and development costs include all non-capitalized and capitalized software development costs. A breakdown of the research and development costs is as follows:

	Years Ended				
	April 30, 2013	Percent Change	April 30, 2012	Percent Change	April 30, 2011
	(in thousands)				
Total capitalized computer software development costs	$ 3,418	25%	$ 2,731	6%	$2,565
Percentage of gross product research and development costs	28%		25%		26%
Total research and development expense	8,882	8%	8,226	11%	7,388
Percentage of total revenues	9%		8%		9%
Total research and development expense and capitalized computer software development costs	$12,300	12%	$10,957	10%	$9,953
Percentage of total revenues	12%		11%		12%
Total amortization of capitalized computer software development costs*	$ 2,501	0%	$ 2,502	32%	$1,892

* Included in cost of license fees

For the year ended April 30, 2013, gross product research and development costs and capitalized software development costs increased compared to fiscal 2012 primarily due to an increase in research and development spending by Logility for the enhancement of several software products. Capitalized software development costs increased in fiscal 2013 compared to fiscal 2012 due to timing of project work. Amortization of capitalized software development in fiscal 2013 and fiscal 2012 were essentially the same for both periods.

For the year ended April 30, 2012, gross product research and development costs and capitalized software development costs increased compared to fiscal 2011 primarily due to an increase in research and development spending by our Logility and ERP subsidiaries and enhancement of several software products. Capitalized software development costs increased in fiscal 2012 compared to fiscal 2011 due to timing of project work. Amortization of capitalized software development increased in fiscal 2012 when compared to fiscal 2011, due to the completion of our Voyager 8.0 software project at our SCM business unit released on July 27, 2010.

Sales and Marketing

In the year ended April 30, 2013, the increase in sales and marketing expenses compared to fiscal 2012 was due primarily to expenditures related to increased headcount and higher marketing related costs.

In the year ended April 30, 2012, the increase in sales and marketing expenses compared to fiscal 2011 was due primarily to higher commissions from higher license fee sales and expenditures related to increased headcount.

General and Administrative

For the year ended April 30, 2013, the decrease in general and administrative expenses compared to fiscal 2012 was primarily due to lower variable compensation expense. The total number of employees was approximately 377 on April 30, 2013, 332 on April 30, 2012 and 297 on April 30, 2011.

For the year ended April 30, 2012, the increase in general and administrative expenses compared to fiscal 2011 was primarily due to expenses related to higher variable compensation expense. The total number of employees was approximately 332 on April 30, 2012, 297 on April 30, 2011 and 291 on April 30, 2010.

Amortization of Acquisition-related Intangible Assets

For the year ended April 30, 2013, we recorded $501,000 in intangible amortization expense related to the Optiant acquisition that occurred on March 19, 2010. This amount is included in operating expenses. Additionally, we recorded approximately $75,000 related to the Logility treasury stock buy-back (see Note 1(l) to the Consolidated Financial Statements). This amount is included in general and administrative expenses.

For the year ended April 30, 2012, we recorded $535,000 in intangible amortization expense related to the Optiant acquisition that occurred on March 19, 2010. This amount is included in operating expenses. Additionally, we recorded approximately $82,000 related to the Logility treasury stock buy-back (see Note 1(l) to the Consolidated Financial Statements). This amount is included in general and administrative expenses.

For the year ended April 30, 2011, we recorded $684,000 in intangible amortization expense related to the Optiant acquisition that occurred on March 19, 2010 and the DMI acquisition that occurred on September 30, 2004. This amount is included in operating expenses. Additionally, we recorded $112,000 related to the Logility treasury stock buy-back (see Note 1(l) to the Consolidated Financial Statements). This amount is included in general and administrative expenses.

Severance Expenses

As noted in our Form 10-Q for the first quarter of fiscal 2011, a large ERP customer informed us that after August 2010 it would not renew a services agreement that has been in place for more than ten years. As a result, during the second quarter of fiscal 2011 we took appropriate cost reduction efforts, including reducing headcount and paying associated benefits to terminated employees, to mitigate the earnings impact of the lost revenue. This services agreement was unique to this customer, and therefore we do not believe that the non-renewal of the agreement reflects a trend that will affect other services agreements or customer relationships.

Operating Income/(Loss)

	Years Ended April 30,				
				% Change	
	2013	2012	2011	2013 to 2012	2012 to 2011
	(in thousands)				
Enterprise Resource Planning	$ (4,741)	$ (4,947)	$ (4,166)	4%	(19)%
Supply Chain Management	16,881	19,335	12,348	(13)%	57%
IT Consulting	1,644	1,780	1,011	(8)%	76%
Total Operating Income	$13,784	$16,168	$ 9,193	(15)%	76%

The lower ERP segment operating loss in fiscal 2013 when compared to fiscal 2012 was due primarily to cost containment efforts. Also, during the current fiscal year, the Company continued to invest approximately 18% of total ERP revenues, or approximately $2.3 million, in research and development for new software products to compete more effectively in the sewn products, apparel and retail industries.

The larger ERP segment operating loss in fiscal 2012 when compared to fiscal 2011 was due primarily to the decline in revenues, specifically the decline in services revenue from the loss of a large ERP customer after August 2010. During fiscal 2010 this agreement represented approximately $1.1 million in ERP services revenue per quarter. The loss of this revenue resulted in a substantial reduction in services revenues in our ERP segment commencing in the second quarter of fiscal 2011. Also, to a lesser extent, the increase in operating loss in fiscal 2012 is due to the Company investing approximately 16% of total ERP revenues, or approximately $2.2 million, in research and development for new software products to compete more effectively in the sewn products, apparel and retail industries.

Our SCM segment decreased operating income by 13% in fiscal 2013 compared to fiscal 2012 primarily due to a 2% decrease in revenues and increased investment in sales and R&D efforts. Our SCM segment increased operating income by 57% in fiscal 2012 compared to fiscal 2011 primarily due to a 29% increase in revenues.

Our IT consulting segment operating income decreased 8% in fiscal 2013 compared to fiscal 2012 primarily due to a 1% decrease in revenues. Our IT consulting segment operating income increased 76% in fiscal 2012 compared to fiscal 2011 primarily due to a 12% increase in revenues.

Other Income

Other income is comprised of net interest and dividend income, rental income net of related depreciation expenses, exchange rate gains and losses, and realized and unrealized gains and losses from investments. Other income was approximately $1.7 million in the year ended April 30, 2013 compared to $1.1 million in fiscal 2012. The increase was primarily due to increase in unrealized and realized gains on investments and to a lesser extent higher rental income from leases on our Atlanta property in fiscal 2013 and lower exchange rates losses. We incurred an exchange rate loss of approximately $258,000 in the year ended April 30, 2013 compared to a loss of approximately $289,000 in fiscal 2012. This was partially offset by lower interest income.

Other income was approximately $1.1 million in the year ended April 30, 2012 compared to $1.9 million in fiscal 2011. The decrease was primarily due to a change in exchange rates gains/(losses). We incurred an exchange rate loss of approximately $289,000 in the year ended April 30, 2012 compared to a gain of approximately $172,000 in fiscal 2011. To a lesser extent the decrease was due to an increase in unrealized and realized losses on investments and lower interest income. This was partially offset by an increase in rental income from leases on our Atlanta property in fiscal 2012.

Income Taxes

During fiscal 2013, the Company recorded income tax expense of $5.1 million compared to $5.9 million in fiscal 2012 and $3.8 million in fiscal 2011. Our effective income tax rate takes into account the source of taxable income, by state, and available income tax credits. Our tax effective rate was 32.9%, 34.3%, and 33.9% in fiscal years 2013, 2012 and 2011, respectively. The effective tax rate for the current fiscal year is lower than last year primarily due to the approval of the research and development tax credit during the third quarter of the current year which resulted in a "catch-up" credit adjustment for the period January 1, 2012 to January 31, 2013 which included four months (January 2012 to April 2012) of the fiscal 2012 tax credit in fiscal 2013. We expect our tax effective rate to be in the range of 33% to 36% in fiscal 2014.

Operating Pattern

We experience an irregular pattern of quarterly operating results, caused primarily by fluctuations in both the number and size of software license contracts received and delivered from quarter to quarter and our ability to recognize revenues in that quarter in accordance with our revenue recognition policies. We expect this pattern to continue.

Liquidity and Capital Resources

Sources and Uses of Cash

We have historically funded, and continue to fund, our operations and capital expenditures primarily with cash generated from operating activities. The changes in net cash that our operating activities provide generally reflect the changes in net earnings and non-cash operating items plus the effect of changes in operating assets and liabilities, such as investment trading securities, trade accounts receivable, trade accounts payable, accrued expenses and deferred revenue. We have no debt obligations or off-balance sheet financing arrangements, and therefore we used no cash for debt service purposes.

The following tables show information about our cash flows and liquidity positions as of and for the fiscal years ended April 30, 2013 and 2012. You should read these tables and the discussion that follows in conjunction with our consolidated statements of cash flows contained in Item 8 of this report.

	Years ended April 30,	
	2013	2012
	(in thousands)	
Net cash provided by operating activities	$ 19,128	$16,281
Net cash (used in) provided by investing activities	(2,966)	2,734
Net cash used in financing activities	(14,109)	(3,832)
Net change in cash and cash equivalents	$ 2,053	$15,183

The increase in cash provided by operating activities in fiscal 2013 compared to fiscal 2012 was due primarily to: (1) a decrease in accounts receivable in fiscal 2013 compared to an increase in fiscal 2012 due to timing of sales and billing, (2) a decrease in the purchases of trading securities due to timing, (3) an increase in the net proceeds from sales and maturities of trading securities because all debt securities acquired during fiscal 2013 were classified as "trading" and are included in operating activities, (4) a decrease in excess tax benefits from stock-based compensation due to a decrease in stock option exercises in fiscal 2013 compared to fiscal 2012, (5) an increase in deferred income taxes, (6) a decrease in prepaid expenses and other assets in fiscal 2013 compared to an increase in fiscal 2012 due to timing of purchases, (7) an increase in stock-based compensation expense due to the increase value of option grants, and (8) an increase in retirement of property and equipment.

These factors were partially offset by (1) a decrease in accounts payable and other liabilities when compared to fiscal 2012 due primarily to timing and amount of sales commissions, bonuses and tax liabilities, (2) a decrease in net earnings, (3) a decrease in tax benefits of options exercised due to less stock option exercises in the current year, (4) an increase in the gain on unrealized investments compared to a loss in the prior year due to investment markets, (5) a lower increase in deferred revenues when compared to fiscal 2012 due to lower license fee sales in the current year, (6) lower depreciation and amortization expense due to timing and (7) lower bond amortization.

The increase in cash used in investing activities in fiscal 2013 compared to cash provided by investing activities in fiscal 2012 was due primarily to: (1) a decrease in proceeds from maturities of investments because all debt securities acquired during fiscal 2013 and 2012 were classified as "trading" and are included in operating activities, (2) an increase in capitalized software development costs due to increased R&D efforts, and (3) an increase in purchases of equipment.

The increase in cash used in financing activities in fiscal 2013 when compared to fiscal 2012 was due primarily to: (1) an increase in cash dividends paid on common stock, (2) a decrease in proceeds from exercise of stock options, (3) an increase in repurchases of common stock in fiscal 2013 compared to no repurchases in fiscal 2012, and (4) a decrease in excess tax benefits from stock-based compensation due to a decrease in stock option exercises in fiscal 2013 compared to fiscal 2012.

The following table provides information regarding the changes in our total cash and investments position:

	As of April 30,	
	2013	**2012**
	(in thousands)	
Cash and cash equivalents	$41,164	$39,111
Investments	25,260	27,759
Total cash and investments	$66,424	$66,870
Net (decrease) increase in total cash and investments	$ (446)	$11,459

The following table provides information regarding our known contractual obligations as of April 30, 2013 (in thousands): (See Notes to Consolidated Financial Statements—Note 7)

	Payments due by Period				
Contractual Obligations	**Total**	**1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Operating Leases	$1,262	$687	$575	$—	$—

As a result of the positive cash flow from operations our business has generated in recent periods, and because as of April 30, 2013 we had $66.4 million in cash and cash equivalents and investments with no debt, we believe that our sources of liquidity and capital resources will be sufficient to satisfy our presently anticipated requirements for working capital, capital expenditures and other corporate needs during at least the next twelve months. However, due to the uncertainty in the recent economic environment, at some future date we may need to seek additional sources of capital to meet our requirements. If such need arises, we may be required to raise additional funds through equity or debt financing. We currently do not have a bank line of credit. We can provide no assurance that bank lines of credit or other financing will be available on terms acceptable to us. If available, such financing may result in dilution to our shareholders or higher interest expense.

Days Sales Outstanding (DSO) in accounts receivable were 62 days as of April 30, 2013, compared to 64 days as of April 30, 2012. This decrease was due the timing of collections and higher license fees in the fourth quarter of fiscal 2012 when compared to the fourth quarter of fiscal 2013. Our current ratio on April 30, 2013 was 2.8 to 1, compared to 2.6 to 1 on April 30, 2012. DSO can fluctuate significantly on a quarterly basis due to a number of factors including the percentage of total revenues that comes from software license sales (which typically have installment payment terms), seasonality, shifts in customer buying patterns, the timing of customer payments and annual maintenance renewals, lengthened contractual payment terms in response to competitive pressures, the underlying mix of products and services, and the geographic concentration of revenues.

On December 18, 1997, our Board of Directors approved a resolution authorizing the repurchase up to 1.5 million shares of our Class A common stock. On March 11, 1999, our Board of Directors approved a resolution authorizing us to repurchase an additional 700,000 shares for a total of up to 2.2 million shares of our Class A common stock. On August 19, 2002, our Board of Directors approved a resolution authorizing us to repurchase an additional 2.0 million shares for a total of up to 4.2 million shares of our Class A common stock. These repurchases have been and will be made through open market purchases at prevailing market prices. The timing of any repurchases will depend upon market conditions, the market price of our common stock and management's assessment of our liquidity and cash flow needs. Under these repurchase plans, as of June 30, 2013 we have repurchased approximately 3.1 million shares of common stock at a cost of approximately $12.3 million.

See Item 5 of this report, under the caption "*Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.*"

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency. For the fiscal years ended April 30, 2013 and 2012, we generated 14% and 16% of our revenues outside of the United States, respectively. We typically denominate our international sales in U.S. Dollars, Euros or British Pounds Sterling. We denominate our expenses associated with our international operations in local currencies. Where transactions may be denominated in foreign currencies, we are subject to market risk with respect to fluctuations in the relative value of currencies. We recorded exchange rate losses of approximately $258,000 and $289,000 in fiscal years 2013 and 2012, respectively. We estimate that a 10% movement in foreign currency rates would have the effect of creating an exchange gain or loss of approximately $209,000.

Interest Rates and Other Market Risks. We manage our interest rate risk by maintaining an investment portfolio of trading and held-to-maturity investments with high credit quality and relatively short average maturities. These instruments include, but are not limited to, money-market instruments, bank time deposits, and taxable and tax-advantaged variable rate and fixed rate obligations of corporations, municipalities, and national, state, and local government agencies, in accordance with an investment policy approved by our Board of Directors. These instruments are denominated in U.S. Dollars. The fair market value of our cash equivalents and investments as of April 30, 2013 was approximately $63.0 million.

We also hold cash balances in accounts with commercial banks in the United States and foreign countries. These cash balances represent operating balances only and are invested in short-term time deposits of the local bank. Such operating cash balances held at banks outside the United States are denominated in the local currency and are minor.

Many of our investments carry a degree of interest rate risk. When interest rates fall, our income from investments in variable-rate securities declines. When interest rates rise, the fair market value of our investments in fixed-rate securities declines. In addition, our investments in equity securities are subject to stock market volatility. Due in part to these factors, our future investment income may fall short of expectations or we may suffer losses in principal if forced to sell securities, which have seen a decline in market value due to changes in interest rates. We attempt to mitigate risk by holding fixed-rate securities to maturity, but, if our liquidity needs force us to sell fixed-rate securities prior to maturity, we may experience a loss of principal. We believe that a 10% fluctuation in interest rates would not have a material effect on our financial condition or results of operations.

Inflation. Although we cannot accurately determine the amounts attributable thereto, we have been affected by inflation through increased costs of employee compensation and other operational expenses. To the extent permitted by the marketplace for our products and services, we attempt to recover increases in costs by periodically increasing prices.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us. Internal control over financial reporting is a process designed by or under the supervision of our CEO and CFO, and effectively by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations from our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of April 30, 2013. In making this assessment, our management used the criteria set forth in *Internal Control—Integrated Framework* published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management, including our CEO and CFO, has concluded that our internal control over financial reporting was effective as of April 30, 2013.

KPMG LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of April 30, 2013, and this attestation report follows immediately below.

(b) Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
American Software, Inc.:

We have audited American Software, Inc.'s internal control over financial reporting as of April 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). American Software, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting (Item 8(a)). Our responsibility is to express an opinion on American Software, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, American Software, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Software, Inc. and subsidiaries as of April 30, 2013 and 2012, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2013, and our report dated July 12, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Atlanta, Georgia
July 12, 2013

(c) Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
American Software, Inc.:

We have audited the accompanying consolidated balance sheets of American Software, Inc. and subsidiaries (the "Company") as of April 30, 2013 and 2012, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2013. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Software, Inc. and subsidiaries as of April 30, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), American Software, Inc.'s internal control over financial reporting as of April 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 12, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Atlanta, Georgia
July 12, 2013

American Software, Inc. and Subsidiaries

Consolidated Balance Sheets

April 30, 2013 and 2012
(in thousands, except share data)

	2013	2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 41,164	$ 39,111
Investments	18,602	20,251
Trade accounts receivable, less allowance for doubtful accounts of $337 at April 30, 2013 and $171 at April 30, 2012:		
Billed	13,179	15,205
Unbilled	3,741	4,607
Deferred income taxes	—	34
Prepaid expenses and other current assets	3,162	3,184
Total current assets	79,848	82,392
Investments—noncurrent	6,658	7,508
Property and equipment, net	4,482	4,912
Capitalized software, net	8,708	7,791
Goodwill	12,601	12,601
Other intangibles, net	687	1,263
Other assets	86	86
Total assets	$113,070	$116,553
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,207	$ 1,042
Accrued compensation and related costs	2,961	5,169
Dividends payable	—	2,433
Other current liabilities	2,969	4,198
Deferred income taxes	332	—
Deferred revenue	21,291	19,441
Total current liabilities	28,760	32,283
Deferred income taxes	1,066	1,240
Total liabilities	29,826	33,523
Shareholders' equity:		
Common stock:		
Class A, $.10 par value. Authorized 50,000,000 shares: Issued 29,184,846 shares at April 30, 2013 and 28,798,490 shares at April 30, 2012	2,918	2,880
Class B, $.10 par value. Authorized 10,000,000 shares: Issued and outstanding 2,587,086 shares at April 30, 2013 and April 30, 2012; convertible into Class A shares on a one-for-one basis	259	259
Additional paid-in capital	98,947	95,386
Retained earnings	5,398	8,024
Class A treasury stock, 4,444,815 shares at April 30, 2013 and 4,348,663 shares at April 30, 2012, at cost	(24,278)	(23,519)
Total shareholders' equity	83,244	83,030
Commitments and contingencies		
Total liabilities and shareholders' equity	$113,070	$116,553

See accompanying notes to consolidated financial statements.

American Software, Inc. and Subsidiaries

Consolidated Statements of Operations

Years ended April 30, 2013, 2012, and 2011
(In thousands, except per share data)

	2013	2012	2011
Revenues:			
License	$ 21,184	$ 27,826	$19,240
Services and other	45,323	42,380	36,960
Maintenance	33,960	32,430	29,389
Total revenues	100,467	102,636	85,589
Cost of revenues:			
License	6,026	7,142	5,828
Services and other	31,870	31,101	27,205
Maintenance	7,664	7,597	7,152
Total cost of revenues	45,560	45,840	40,185
Gross margin	54,907	56,796	45,404
Research and development	8,882	8,226	7,388
Sales and marketing	19,829	18,797	15,720
General and administrative	11,911	13,070	12,200
Amortization of acquisition-related intangibles	501	535	684
Severance expenses	—	—	219
Total operating expenses	41,123	40,628	36,211
Operating income	13,784	16,168	9,193
Other income:			
Interest income	1,140	1,288	1,421
Other, net, primarily investment income/(loss)	601	(185)	520
Earnings before income taxes	15,525	17,271	11,134
Income tax expense	(5,114)	(5,928)	(3,770)
Net earnings	$ 10,411	$ 11,343	$ 7,364
Earnings per common share:(a)			
Basic	$ 0.38	$ 0.43	$ 0.29
Diluted	$ 0.38	$ 0.42	$ 0.28
Shares used in the calculation of earnings per common share:			
Basic	27,173	26,455	25,751
Diluted	27,629	27,098	26,183

(a) Basic per share amounts are the same for Class A and Class B shares. Diluted per share amounts for Class A shares are shown above. Diluted per share for Class B shares under the two-class method are $0.38, $0.43 and $0.29 for the years ended April 30, 2013, 2012 and 2011, respectively. See Note 1 to the Consolidated Financial Statements.

See accompanying notes to consolidated financial statements.

American Software, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Years ended April 30, 2013, 2012, and 2011
(in thousands, except share data)

	Common stock							
	Class A		Class B					
	Shares	Amount	Shares	Amount	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance at April 30, 2010	26,867,314	2,687	2,777,086	278	84,256	8,209	(23,150)	72,280
Proceeds from stock options exercised	754,301	75	—	—	2,654	—	—	2,729
Stock-based compensation	—	—	—	—	985	—	—	985
Conversion of Class B shares into Class A shares	30,000	3	(30,000)	(3)	—	—	—	—
Net earnings	—	—	—	—	—	7,364	—	7,364
Dividends declared	—	—	—	—	—	(9,316)	—	(9,316)
Repurchase of common shares	—	—	—	—	—	—	(369)	(369)
Tax benefit of stock option exercises	—	—	—	—	383	—	—	383
Balance at April 30, 2011	27,651,615	2,765	2,747,086	275	88,278	6,257	(23,519)	74,056
Proceeds from stock options exercised	986,875	99	—	—	4,940	—	—	5,039
Stock-based compensation	—	—	—	—	1,287	—	—	1,287
Conversion of Class B shares into Class A shares	160,000	16	(160,000)	(16)	—	—	—	—
Net earnings	—	—	—	—	—	11,343	—	11,343
Dividends declared	—	—	—	—	—	(9,576)	—	(9,576)
Tax benefit of stock option exercises	—	—	—	—	881	—	—	881
Balance at April 30, 2012	28,798,490	$2,880	2,587,086	$259	$95,386	$ 8,024	$(23,519)	$ 83,030
Proceeds from stock options exercised	386,356	38	—	—	1,952	—	—	1,990
Stock-based compensation	—	—	—	—	1,476	—	—	1,476
Net earnings	—	—	—	—	—	10,411	—	10,411
Dividends declared	—	—	—	—	—	(13,037)	—	(13,037)
Repurchase of common shares	—	—	—	—	—	—	(759)	(759)
Tax benefit of stock option exercises	—	—	—	—	133	—	—	133
Balance at April 30, 2013	29,184,846	$2,918	2,587,086	$259	$98,947	$ 5,398	$(24,278)	$ 83,244

See accompanying notes to consolidated financial statements.

American Software, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended April 30, 2013, 2012, and 2011
(In thousands)

	2013	2012	2011
Cash flows from operating activities:			
Net earnings attributable to American Software, Inc.	$ 10,411	$ 11,343	$ 7,364
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	4,153	4,302	3,922
Stock-based compensation expense	1,476	1,287	985
Bond amortization	15	112	285
Tax benefit of options exercised	133	881	383
Excess tax benefits from stock-based compensation	(131)	(616)	(190)
Net loss (gain) on investments	(328)	367	(96)
Retirement of property and equipment	90	—	—
Deferred income taxes	192	(92)	(245)
Changes in operating assets and liabilities:			
Purchases of trading securities	(14,710)	(18,196)	(15,117)
Proceeds from sales and maturities of trading securities	16,334	15,606	6,908
Accounts receivable, net	2,892	(1,252)	(7,420)
Prepaid expenses and other assets	22	(254)	462
Accounts payable and other liabilities	(3,271)	659	3,665
Deferred revenue	1,850	2,134	2,160
Net cash provided by operating activities	19,128	16,281	3,066
Cash flows from investing activities:			
Capitalized computer software development costs	(3,418)	(2,731)	(2,565)
Purchases of property and equipment, net of disposals	(736)	(372)	(302)
Proceeds from maturities of investments	1,188	5,837	8,704
Net cash (used in) provided by investing activities	(2,966)	2,734	5,837
Cash flows from financing activities:			
Repurchase of common stock	(759)	—	(369)
Excess tax benefits from stock-based compensation	131	616	190
Proceeds from exercise of stock options	1,990	5,039	2,729
Dividends paid	(15,471)	(9,487)	(9,255)
Net cash used in financing activities	(14,109)	(3,832)	(6,705)
Net change in cash and cash equivalents	2,053	15,183	2,198
Cash and cash equivalents at beginning of year	39,111	23,928	21,730
Cash and cash equivalents at end of year	$ 41,164	$ 39,111	$ 23,928
Supplemental disclosures of cash paid during the year for:			
Income taxes	$ 5,206	$ 6,057	$ 2,001
Supplemental disclosures of noncash operating, investing and financing activities:			
Accrual of dividends payable	$ —	$ 2,433	$ 2,345
Leasehold improvements allowance paid by lessor	$ —	$ —	$ 163

See accompanying notes to consolidated financial statements.

American Software, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
April 30, 2013, 2012, and 2011

(1) Presentation and Summary of Significant Accounting Policies

(a) Basis of Presentation

Founded in 1970 and headquartered in Atlanta, Georgia, American Software, Inc. and its subsidiaries (collectively, the "Company") are engaged in the development, marketing, and support activities of a broad range of computer business application software products. The Company's operations are principally in the computer software industry, and its products and services are used by customers within the United States and certain international markets. We provide our software solutions through three major business segments, which are further broken down into a total of four major product and service groups. The three business segments are (1) Supply Chain Management (SCM), (2) Enterprise Resource Planning (ERP), and (3) Information Technology (IT) Consulting.

- The SCM segment consists of our subsidiary, Logility, Inc. (see Note 8), which provides collaborative supply chain solutions to streamline and optimize the production, distribution and management of products between trading partners and Demand Management, Inc. ("DMI"), a wholly-owned subsidiary of Logility.
- The ERP segment consists of (1) American Software USA, Inc., which provides purchasing and materials management, customer order processing, financial, e-commerce, Flow Manufacturing and traditional manufacturing solutions, and (2) New Generation Computing (NGC), which provides industry specific business software to both retailers and manufacturers primarily in the apparel, sewn products and furniture industries.
- The IT Consulting segment consists of The Proven Method, Inc., an IT staffing and consulting services firm.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of American Software, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Revenue Recognition and Deferred Revenue

The Company recognizes revenue in accordance with the Software Revenue Recognition Topic of the Financial Accounting Standards Board's (FASB) Accounting Standards Codification.

License. License revenue in connection with license agreements for standard proprietary software is recognized upon delivery of the software, provided collection is considered probable, the fee is fixed or determinable, there is evidence of an arrangement, and vendor-specific objective evidence (VSOE) exists with respect to any undelivered elements of the arrangement. For multiple-element arrangements, the Company recognizes revenue under the residual method, whereby (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. We record revenues from sales of third-party products in accordance with Principal Agent Considerations within the Revenue Recognition Topic of the FASB Accounting Standards Codification. Furthermore, we evaluate sales through our indirect channel on a case-by-case basis to determine whether the transaction should be recorded gross or net, including but not limited to assessing whether or not the Company (1) acts as principal in the transaction, (2) takes title to the products, (3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and (4) acts as an agent or broker with compensation on a commission or fee basis. Accordingly, in most cases we record our sales through the DMI channel on a gross basis.

Subscription and other recurring revenues include fees for access rights to software solutions that are offered under a subscription-based delivery model where the users do not take possession of the software. Under this model, the software applications are hosted by the Company or by a third party and the customer accesses and uses the software on an as-needed basis over the Internet or via a dedicated line. The underlying arrangements typically (i) include a single fee for the service that is billed monthly, quarterly or annually, (ii) cover a period from 36 to 60 months and (iii) do not provide the customer with an option to take delivery of the software at any time during or after the subscription term. In addition, subscription and other recurring revenues include subscription-based software license revenues where the customer has taken physical possession of the software for a defined period of time. Subscription revenues are recognized ratably over the subscription term beginning on the commencement dates of each contract. As of April 30, 2013, revenue recorded under this accounting treatment has been minimal.

Maintenance. Revenue derived from maintenance contracts primarily includes telephone consulting, product updates, and releases of new versions of products previously purchased by the customer, as well as error reporting and correction services. Maintenance contracts are typically sold for a separate fee with initial contractual periods ranging from one to three years with renewal for additional periods thereafter. Maintenance fees are generally billed annually in advance. Maintenance revenue is recognized ratably over the term of the maintenance agreement. In situations where all or a portion of the maintenance fee is bundled with the license fee, revenue/VSOE for maintenance is determined based on prices when sold separately.

Services. Revenue derived from services primarily includes consulting, implementation, and training. Fees are primarily billed under time and materials arrangements and are recognized as services are performed. In accordance with the other presentation matters within the Revenue Recognition Topic of the FASB Accounting Standards Codification, the Company recognizes amounts received for reimbursement of travel and other out-of-pocket expenses incurred as revenue in the consolidated statements of operations under services and other. Reimbursements received from customers for out-of-pocket expenses were recorded in revenues and totaled approximately $2,239,000, $1,903,000, and $1,338,000 for 2013, 2012 and 2011, respectively.

Indirect Channel Revenue. We recognize revenues for sales made through indirect channels principally when the distributor makes the sale to an end-user, when the license fee is fixed or determinable, the license fee is nonrefundable, and the sale meets all other conditions for revenue recognition.

Deferred Revenue. Deferred revenue represents advance payments or billings for software licenses, services, and maintenance billed in advance of the time revenue is recognized.

Sales Taxes. We account for sales taxes collected from customers on a net basis.

Unbilled Accounts Receivable. The unbilled receivable balance consists of amounts generated from license fee and services revenues. At April 30, 2013 and 2012, unbilled license fees were approximately $1.1 million and $1.0 million, respectively, and unbilled services revenues were approximately $2.7 million and $3.6 million, respectively. Unbilled license fee accounts receivable represents revenue that has been recognized but under the terms of the license agreement, which include specified payment terms that are considered normal and customary, certain payments have not yet been invoiced to the customers. Unbilled services revenues primarily occur due to the timing of the respective billings, which occur subsequent to the end of each reporting period.

(d) Cost of Revenues

Cost of revenues for licenses includes amortization of capitalized computer software development costs, salaries and benefits and value-added reseller (VAR) commissions. Costs for maintenance and services revenues include the cost of personnel to conduct implementations, customer support and consulting, and other personnel-related expenses as well as agent commission expenses related to maintenance revenues generated by the indirect channel. Commission costs for maintenance are deferred and amortized over the related maintenance term.

(e) Cash Equivalents

Cash equivalents of $37.7 million and $36.8 million at April 30, 2013 and 2012, respectively, consist of overnight repurchase agreements and money market deposit accounts. The Company considers all such investments with original maturities of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows.

(f) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short- and long-term investments and accounts receivable. The Company maintains cash and cash equivalents and short- and long-term investments with various financial institutions. The Company's sales are primarily to companies located in North America and Europe. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. Accounts receivable are due principally from companies under stated contract terms.

(g) Returns and Allowances

The Company has not experienced significant returns or warranty claims to date and, as a result, the allowance for the cost of returns and product warranty claims at April 30, 2013 or 2012 is not significant.

The Company records an allowance for doubtful accounts based on the historical experience of write-offs and a detailed assessment of accounts receivable. The total amount of expense to operations were approximately $216,000, $238,000, and $173,000 for 2013, 2012, and 2011, respectively, which are included in general and administrative expenses in the accompanying consolidated statements of operations. In estimating the allowance for doubtful accounts, management considers the age of the accounts receivable, the Company's historical write-offs, and the credit worthiness of the customer, among other factors. Should any of these factors change, the estimates made by management will also change accordingly, which could affect the level of the Company's future provision for doubtful accounts. Uncollectible accounts are written off when it is determined that the specific balance is not collectible.

(h) Investments

Investments consist of commercial paper, corporate bonds, government securities, certificates of deposits and marketable equity securities. The Company accounts for its investments in accordance with the Investments—Debt and Equity Securities Topic of the FASB Accounting Standards Codification. The Company has classified its investment portfolio as "trading" and "held-to-maturity." "Trading" securities are bought and held principally for the purpose of selling them in the near term and are recorded at fair value. Unrealized gains and losses on trading securities are included in the determination of net earnings. "Held-to-maturity" investments are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts using the effective interest method. For the purposes of computing realized gains and losses, cost is identified on a specific identification basis. Investments with maturities less than one year as of the balance sheet date are classified as short-term investments and those that mature greater than one year are classified as long-term investments.

(i) Furniture, Equipment, and Purchased Computer Software

Furniture, equipment and purchased computer software are recorded at cost, less accumulated depreciation and amortization. Depreciation of buildings, computer equipment, purchased computer software, office furniture and equipment is calculated using the straight-line method based upon the estimated useful lives of the assets (three years for computer equipment and software, seven years for office furniture and equipment and thirty years for buildings). Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the related lease term, whichever is shorter. Depreciation and amortization expense on buildings, furniture, equipment and purchased computer software was $1,076,000, $1,183,000, and $1,232,000 in 2013, 2012 and 2011, respectively.

(j) Capitalized Computer Software Development Costs

The Company capitalizes certain computer software development costs in accordance with the FASB Accounting Standards Codification Costs of Software to be Sold, Leased or Marketed Topic. Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development expense until technological feasibility for the respective product is established. Thereafter, all software development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. The Company makes ongoing evaluations of the recoverability of its capitalized software projects by comparing the net amount capitalized for each product to the estimated net realizable value of the product. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, the Company writes off the amount by which the unamortized software development costs exceed net realizable value. Capitalized computer software development costs are being amortized ratably based on the projected revenues associated with the related software or on a straight-line basis over three years, whichever method results in a higher level of amortization. Amortization of capitalized computer software development costs is included in the cost of license revenues in the consolidated statements of operations.

Total Expenditures and Amortization. Total expenditures for capitalized computer software development costs, total research and development expense, and total amortization of capitalized computer software development costs are as follows:

	Years ended April 30,		
	2013	2012	2011
	(in thousands)		
Total capitalized computer software development costs	$ 3,418	$ 2,731	$2,565
Total research and development expense	8,882	8,226	7,388
Total research and development expense and capitalized computer software development costs	$12,300	$10,957	$9,953
Total amortization of capitalized computer software development costs	$ 2,501	$ 2,502	$1,892

Capitalized computer software development costs consist of the following at April 30, 2013 and 2012 (in thousands):

	2013	2012
Capitalized computer software development costs	$16,372	$12,954
Accumulated amortization	(7,664)	(5,163)
	$ 8,708	$ 7,791

Of the Company's capitalized software projects that are currently completed and being amortized, the company expects amortization expense for the next five years to be as follows (in thousands):

2014	$625
2015	—
2016	—
2017	—
2018	—
	$625

(k) Acquisition-Related Intangible Assets (exclusive of Logility's treasury stock repurchases)

Acquisition-related intangible assets are stated at historical cost and include acquired software and certain other intangible assets with definitive lives. The intangible assets are being amortized over a period ranging from two to six years. Total amortization expense related to acquisition-related intangible assets was approximately $501,000, $535,000 and $684,000 for 2013, 2012 and 2011, respectively, and is included in operating expense in the accompanying consolidated statements of operations.

Acquisition-Related Intangible Assets consist of the following (in thousands):

	2013	2012
Current Technology	$ 1,370	$ 1,370
Customer Relationships	790	790
Trademarks	76	76
	2,236	2,236
Less accumulated amortization	(1,619)	(1,118)
	$ 617	$ 1,118

The Company expects amortization expense for the next five years to be as follows based on intangible assets as of April 30, 2013 (in thousands):

2014	$472
2015	145
2016	—
2017	—
2018	—
	$617

(l) Goodwill and Other Intangibles

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the Intangibles-Goodwill and Other Topic of the FASB Accounting Standards Codification. The Company evaluates the carrying value of goodwill annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator.

In September 2011, the FASB issued an accounting standards update amending the guidance on the annual testing of goodwill for impairment. The update allows entities to first assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. If a greater than 50 percent likelihood exists that the fair value is less than the carrying amount then it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required.

The Company adopted the new guidance during the fourth quarter of fiscal 2012 and after considering such qualitative factors as macroeconomic conditions, industry and market conditions, overall financial performance and other Company-specific factors such as potential changes in strategy, the Company determined that it was not more likely than not that any impairment to goodwill occurred during the year ended April 30, 2013. Consequently, the Company was not required to perform the remaining two-step quantitative goodwill impairment test.

For the year ended April 30, 2011, the Company applied the required quantitative two-step goodwill impairment test. When evaluating whether the goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to its carrying amount, including goodwill. The Company identifies the reporting unit on a basis that is similar to its method for identifying operating segments as defined by the Segment Reporting Topic of the FASB Accounting Standards Codification. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. This evaluation is applied annually on each impairment testing date (April 30) unless there is a triggering event present during an interim period. The Company used the Income and Market approaches to test for goodwill impairment as of the Valuation Date. The methodology utilized to implement the Income approach was the discounted cash flow methodology. The methodologies utilized to implement the Market approach were the comparable company methodology and the comparable transaction methodology.

The Company considers the following valuation factors in connection with performing annual impairment testing:

- The nature of the business or entity, the risks to which it is subject, and its historical patterns of growth;
- The general economic outlook, the position of the industry in the existing economy, and the position of the business or entity within its industry;
- The book value and general financial condition of the business or entity;
- The earnings history and earnings capacity of the business or entity;
- The dividend-paying capacity of the business or entity;

- The market prices of stocks of businesses engaged in related activities, where such stocks are traded on an exchange or over-the-counter;
- Any recent sales of the common stock of the business and the size of the block of stock to be valued;
- The existence of undervalued tangible and intangible assets; and
- Other special factors and circumstances of the business or entity that can be judged as important to the overall value.

In the event of impairment, the loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. The Company performed its periodic review of its goodwill for impairment as of April 30, 2011 and did not identify any goodwill impairment as a result of the review.

Intangible assets with estimable useful lives are required to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with the Property, Plant, and Equipment Topic of the FASB Accounting Standards Codification.

Goodwill consisted of the following by segment (in thousands):

	Enterprise Resource Planning*	Supply Chain Management**	IT Consulting	Total
Balance at April 30, 2011, 2012 and 2013	$1,812	$10,789	$—	$12,601

* Goodwill related to New Generation Computing, Inc.

** Goodwill related to Logility, Inc., Demand Management, Inc. and Optiant, Inc.

Intangible Assets (including Acquisition-Related Intangible Assets) consisted of the following by segment (in thousands):

	Enterprise Resource Planning	Supply Chain Management	IT Consulting	Total
Balance at April 30, 2011	$—	$1,880	$—	$1,880
Amortization expense	—	(617)	—	(617)
Balance at April 30, 2012	$—	$1,263	$—	$1,263
Amortization expense	—	(576)	—	(576)
Balance at April 30, 2013	$—	$ 687	$—	$ 687

Goodwill and intangible assets include the effects of applying purchase accounting resulting from Logility's stock repurchases. Total amortization expense related to Logility Stock Buy-back Step Acquisition and purchased software was approximately $75,000, $82,000 and $112,000 for 2013, 2012 and 2011, respectively. For purposes of the disclosure above, amounts related to the buyback of Logility stock are presented as a component of the SCM segment.

Intangible assets related to Logility Stock Buy-back Step Acquisition and purchased software consist of the following (in thousands):

	2013	2012
Distribution Channel	$ 75	$ 75
Customer Relationships	477	477
Trademarks	155	155
	707	707
Less accumulated amortization	(637)	(562)
	$ 70	$ 145

The Company expects amortization expense for the next five years to be as follows based on intangible assets as of April 30, 2013 (in thousands):

2014	$ 64
2015	6
2016	—
2017	—
2018	—
	$ 70

(m) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n) Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including, but not limited to those related to VSOE, bad debts, capitalized software costs, goodwill, intangible asset impairment, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results could differ materially from these estimates under different assumptions or conditions.

(o) Stock Compensation Plans

The Company has four stock-based employee compensation plans under which options to purchase common stock of the Company were outstanding as of April 30, 2013. Those plans are described more fully in Note 6. In addition to two American Software plans, effective July 9, 2009, the Company adopted the Logility, Inc. 1997 Stock Plan and Logility, Inc. 2007 Stock Plan as equity plans of the Company in conjunction with the Company's acquisition of the shares of Logility common stock it did not previously own.

The Company recorded stock option compensation cost of approximately $1,476,000, $1,287,000 and $985,000 and related income tax benefits of approximately $436,000, $339,000 and $238,000 for the fiscal years ended April 30, 2013, 2012 and 2011, respectively. Stock-based compensation expense on current year grants is recorded on a straight-line basis over the vesting period for the entire award directly to additional paid-in capital.

Cash flows resulting from the tax benefits generated by tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) are classified as financing cash flows. During the years ended April 30, 2013, 2012 and 2011, the Company realized tax benefits from stock options generated in previous and current periods resulting in approximately $131,000, $616,000 and $190,000 of excess tax benefits which are included as a component of cash flows from financing activities in the accompanying 2013, 2012 and 2011 consolidated statements of cash flows, respectively.

(p) Impairment of Long-Lived Assets

The Company reviews long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(q) Comprehensive Income

The Comprehensive Income Topic of the FASB Accounting Standards Codification establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements.

The Company did not have any other comprehensive income items for 2013, 2012, or 2011.

(r) Earnings per Common Share

The Company has two classes of common stock of which Class B common shares are convertible into Class A common shares at any time, on a one-for-one basis. Under the Company's Articles of Incorporation, if dividends are declared, holders of Class A common shares shall receive a $.05 dividend per share prior to the Class B common shares receiving any dividend and holders of Class A common shares shall receive a dividend at least equal to Class B common shares dividends on a per share basis. As a result, the Company has computed the earnings per share in compliance with the Earnings Per Share Topic of the FASB Accounting Standards Codification, which requires companies that have multiple classes of equity securities to use the "two-class" method in computing earnings per share.

For the Company's basic earnings per share calculation, the Company uses the "two-class" method. Basic earnings per share are calculated by dividing net earnings attributable to each class of common stock by the weighted average number of shares outstanding. All undistributed earnings are allocated evenly between Class A and B common shares in the earnings per share calculation to the extent that earnings equal or exceed $.05 per share. This allocation is based on management's judgment after considering the dividend rights of the two-classes of common stock, the control of the Class B shareholders and the convertibility rights of the Class B shares to Class A shares. Due to Class B shares converting to Class A shares during the period, the distributed net earnings for Class B shares is calculated using the weighted average common shares outstanding during the period.

Diluted earnings per share is calculated similarly to basic earnings per share, except that the calculation includes the dilutive effect of the assumed exercise of options issuable under the Company's stock incentive plans. For the Company's diluted earnings per share calculation for Class A shares, the Company uses the "if-converted" method. This calculation assumes that all Class B common shares are converted into Class A common shares and, as a result, assumes there are no holders of Class B common shares to participate in undistributed earnings.

For the Company's diluted earnings per share calculation for Class B shares, the Company uses the "two-class" method. This calculation does not assume that all Class B common shares are converted into Class A common shares. In addition, this method assumes the dilutive effect of Class A stock options were converted to Class A shares and the undistributed earnings are allocated evenly to both Class A and B shares including Class A shares issued pursuant to those converted stock options. This allocation is based on management's judgment after considering the dividend rights of the two-classes of common stock, the control of the Class B shareholders and the convertibility rights of the Class B shares into Class A shares.

The following tables set forth the computation of basic earnings per common share and diluted earnings per common share (in thousands except for per share amounts), See Note 6 for total stock options outstanding and potentially dilutive:

Basic earnings per common share:

	Year Ended April 30, 2013		Year Ended April 30, 2012		Year Ended April 30, 2011	
	Class A	Class B	Class A	Class B	Class A	Class B
Distributed earnings	$ 0.48	$ 0.48	$ 0.36	$ 0.36	$ 0.36	$ 0.36
Undistributed earnings/(loss)	(0.10)	(0.10)	0.07	0.07	(0.07)	(0.07)
Total	$ 0.38	$ 0.38	$ 0.43	$ 0.43	$ 0.29	$ 0.29
Distributed earnings	$11,796	$1,242	$ 8,642	$ 931	$ 8,311	$ 989
Undistributed earnings/(loss)	(2,377)	(250)	1,595	175	(1,730)	(206)
Total	$ 9,419	$ 992	$10,237	$1,106	$ 6,581	$ 783
Basic weighted average common shares	24,586	2,587	23,840	2,615	23,004	2,747

Diluted EPS for Class A common shares using the If-Converted Method

Year Ended April 30, 2013

	Undistributed and distributed earnings to Class A Common	Class A Common Shares	EPS*
Per basic	$ 9,419	24,586	$0.38
Common stock equivalents	—	456	
	9,419	25,042	0.38
Class B conversion	992	2,587	
Diluted EPS for Class A	$10,411	27,629	$0.38

Year Ended April 30, 2012

	Undistributed and distributed earnings to Class A Common	Class A Common Shares	EPS*
Per basic	$10,237	23,840	$0.43
Common stock equivalents	—	643	
	10,237	24,483	0.42
Class B conversion	1,106	2,615	
Diluted EPS for Class A	$11,343	27,098	$0.42

Year Ended April 30, 2011

	Undistributed and distributed earnings to Class A Common	Class A Common Shares	EPS*
Per basic	$6,581	23,004	$0.29
Common stock equivalents	—	432	
	6,581	23,436	0.28
Class B conversion	783	2,747	
Diluted EPS for Class A	$7,364	26,183	$0.28

Diluted EPS for Class B common shares using the Two-Class Method

Year Ended April 30, 2013

	Undistributed and distributed earnings to Class B Common	Class B Common Shares	EPS*
Per basic	$992	2,587	$0.38
Reallocation of undistributed earnings from Class A shares to Class B shares	4	—	
Diluted EPS for Class B	$996	2,587	$0.38

Year Ended April 30, 2012

	Undistributed and distributed earnings to Class B Common	Class B Common Shares	EPS*
Per basic	$1,106	2,615	$0.43
Reallocation of undistributed earnings from Class A shares to Class B shares	(4)	—	
Diluted EPS for Class B	$1,102	2,615	$0.43

Year Ended April 30, 2011

	Undistributed and distributed earnings to Class B Common	Class B Common Shares	EPS*
Per basic	$783	2,747	$0.29
Reallocation of undistributed earnings from Class A shares to Class B shares	3	—	
Diluted EPS for Class B	$786	2,747	$0.29

* Amounts adjusted for rounding

(s) Advertising

All advertising costs are expensed as incurred. Advertising expenses, which are included within sales and marketing expenses, were $2.0 million, $1.8 million and $1.7 million in fiscal 2013, 2012 and 2011, respectively.

(t) Guarantees and Indemnifications

The Company accounts for guarantees in accordance with the Guarantee Topic of the FASB Accounting Standards Codification. The Company's sales agreements with customers generally contain infringement indemnity provisions. Under these agreements, the Company agrees to indemnify, defend and hold harmless the customer in connection with patent, copyright or trade secret infringement claims made by third parties with respect to the customer's authorized use of the Company's products and services. The indemnity provisions generally provide for the Company's control of defense and settlement and cover costs and damages finally awarded against the customer, as well as the Company's modification of the product so it is no longer infringing or, if it cannot be corrected, return of the product for a refund. The sales agreements with customers sometimes also contain indemnity provisions for death, personal injury or property damage caused by the Company's personnel or contractors in the course of performing services to customers. Under these agreements, the Company agrees to indemnify, defend and hold harmless the customer in connection with death, personal injury and property damage claims made by third parties with respect to actions of the Company's personnel or contractors. The indemnity provisions generally provide for the Company's control of defense and settlement and cover costs and damages finally awarded against the customer. The indemnity obligations contained in sales agreements generally have a limited life and monetary award. The Company has not previously incurred costs to settle claims or pay awards under these indemnification obligations. The Company accounts for these indemnity obligations in accordance with the Contingencies Topic of the FASB Accounting Standards Codification, and records a liability for these obligations when a loss is probable and reasonably estimable. The Company has not recorded any liabilities for these agreements as of April 30, 2013 or 2012.

The Company warrants to its customers that its software products will perform in all material respects in accordance with the standard published specifications in effect at the time of delivery of the licensed products to the customer generally for 90 days after delivery of the licensed products. Additionally, the Company warrants to its customers that services will be performed consistent with generally accepted industry standards or specific service levels through completion of the agreed upon services. If necessary, the Company will provide for the estimated cost of product and service warranties based on specific warranty claims and claim history. However, the Company has not incurred significant recurring expense under product or service warranties. Accordingly, the Company has no liabilities recorded for these agreements as of April 30, 2013 or 2012.

(u) Industry Segments

The Company operates and manages its business in three reportable segments. See Note 8 of the Consolidated Financial Statements.

(2) Investments

Investments consist of the following (in thousands):

	April 30, 2013	April 30, 2012
Trading:		
Debt securities:		
Tax-exempt state and municipal bonds	$13,031	$16,623
Corporate Bonds	1,486	863
Certificates of Deposit	240	1,212
Other government bonds	278	291
Total debt securities	15,035	18,989
Marketable equity securities	9,999	7,342
	$25,034	$26,331

April 30, 2013	Carrying value	Unrealized Gain	Unrealized Loss	Fair value
Held-to-maturity:				
Certificates of Deposit	$ —	—	—	$—
Tax-exempt state and municipal bonds	226	1	—	227
	$226	$ 1	$—	$227

April 30, 2012	Carrying value	Unrealized Gain	Unrealized Loss	Fair value
Held-to-maturity:				
Certificates of Deposit	$ 95	—	—	$ 95
Tax-exempt state and municipal bonds	1,333	16	—	1,349
	$1,428	$ 16	$—	$1,444

The total carrying value of all investments on a consolidated basis was approximately $25,260,000 and $27,759,000 at April 30, 2013 and 2012, respectively. At April 30, 2013, there were approximately $6,658,000 in trading investments included in investments-noncurrent in the accompanying consolidated balance sheets. At April 30, 2012, there were approximately $7,278,000 in trading investments and $230,000 in held-to-maturity investments included in investments-noncurrent in the accompanying consolidated balance sheets. As of April 30, 2013, the Company does not believe any investments to be other-than-temporarily impaired.

The contractual maturities of debt securities classified as trading at April 30, 2013 and 2012 were as follows (in thousands):

	2013	2012
Due within one year	$ 8,648	$11,986
Due within two years	4,776	5,628
Due within three years	751	540
Due after three years	860	835
	$15,035	$18,989

The contractual maturities of debt securities classified as held-to-maturity at April 30, 2013 and 2012 were as follows (in thousands):

	2013	2012
Due within one year	$226	$1,198
Due within two years	—	230
Due within three years	—	—
Due after three years	—	—
	$226	$1,428

In 2013, 2012 and 2011, the Company's investment portfolio of trading securities experienced net unrealized holding gains of approximately $815,000, $45,000 and $107,000, respectively, which have been included in other income/(loss), net in the accompanying consolidated statements of operations.

(3) Fair Value of Financial Instruments

The Company measures its investments based on a fair value hierarchy disclosure framework that prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. A number of factors affect market price observability including the type of asset or liability and its characteristics. This hierarchy prioritizes the inputs into three broad levels as follows:

- Level 1—Quoted prices in active markets for identical instruments.
- Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following is a general description of the valuation methodologies used for financial assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Cash Equivalents—Cash equivalents include investments in government obligation based money-market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.

Marketable Securities —Marketable securities utilizing Level 1 inputs include active exchange-traded equity securities and equity index funds, and most U.S. Government debt securities, as these securities all have quoted prices in active markets. Marketable securities utilizing Level 2 inputs include municipal bonds. We value these securities using market-corroborated pricing or other models that use observable inputs such as yield curves.

The following table presents our assets that we measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value (in thousands):

	April 30, 2013				April 30, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash equivalents	$37,716	—	—	$37,716	$36,831	—	—	$36,831
Marketable securities	11,215	13,548	—	$24,763	7,930	18,126	—	$26,056
Total	$48,931	$13,548	$—	$62,479	$44,761	$18,126	$—	$62,887

In addition to cash equivalents and marketable securities classified as trading securities, we also have an equity method investment valued at approximately $271,000 and approximately $226,000 in held-to-maturity investments which are not recorded at fair value and thus are not recorded in the table above. The held-to-maturity investments consist of tax-exempt state and municipal bonds and are recorded at amortized cost. Fair values for these securities are obtained from third party broker statements. The fair value amounts are primarily derived from quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. See Note 2 for the fair value of the Company's investments classified as "held-to-maturity."

The carrying amounts of cash, trade accounts receivable and unbilled accounts receivable, accounts payable, accrued compensation and related costs, and other current liabilities approximate fair value because of their short-term maturities.

(4) Furniture, Equipment and Purchased Software

Furniture, equipment and purchased software consisted of the following at April 30, 2013 and 2012 (in thousands):

	2013	2012
Buildings and leasehold improvements	$19,993	$19,967
Computer equipment and purchased software	9,611	9,358
Office furniture and equipment	4,367	4,200
	33,971	33,525
Less accumulated depreciation and amortization	29,489	28,613
	$ 4,482	$ 4,912

(5) Income Taxes

Income tax expense consisted of the following:

	Years ended April 30,		
	2013	2012	2011
	(In thousands)		
Current:			
Federal	$4,103	$5,335	$3,464
State	847	685	551
	4,950	6,020	4,015
Deferred:			
Federal	131	(85)	(225)
State	33	(7)	(20)
	164	(92)	(245)
	$5,114	$5,928	$3,770

The Company's actual income tax expense differs from the "expected" income tax expense calculated by applying the Federal statutory rate of 35% for fiscal years 2013 and 2012 and 34% for fiscal year 2011, to earnings before income taxes and noncontrolling interest as follows:

	Years ended April 30,		
	2013	2012	2011
	(In thousands)		
Computed "expected" income tax expense	$5,434	$6,045	$3,786
Increase (decrease) in income taxes resulting from:			
State income taxes, net of Federal income tax effect	568	405	377
Research and development credits	(584)	(259)	(447)
Change in valuation allowance for deferred tax assets	(187)	34	(43)
Tax contingencies	27	(59)	151
Other, net, including permanent items	(144)	(238)	(54)
	$5,114	$5,928	$3,770

Our effective income tax rates were 32.9%, 34.3% and 33.9% in 2013, 2012 and 2011, respectively. Our effective income tax rate takes into account the source of taxable income, by state, and available income tax credits. The provision for income taxes in 2013, 2012 and 2011 excludes approximately $160,000, $881,000 and $383,000, respectively, of tax benefits realized from the recognition of stock option deductions, which have been recorded in additional paid-in capital.

The significant components of deferred income tax (benefit) expense attributable to income from continuing operations before income taxes for the years ended April 30, 2013, 2012, and 2011 are as follows:

	Years ended April 30,		
	2013	2012	2011
	(In thousands)		
Deferred tax expense (benefit)	$ 351	$(126)	$(202)
(Decrease) increase in the valuation allowance for deferred tax assets	(187)	34	(43)
	$ 164	$ (92)	$(245)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 2013 and 2012 are presented as follows:

	2013	2012
	(In thousands)	
Deferred tax assets:		
Accruals and expenses not deducted for tax purposes	$ 1,018	$ 815
State net operating loss carryforwards	358	357
Intangible assets and fixed asset basis differences	1,191	1,039
Nonqualified stock options	1,287	927
Total gross deferred tax assets	3,854	3,138
Less valuation allowance	421	608
Net deferred tax assets	3,433	2,530
Deferred tax liabilities:		
Capitalized computer software development costs	(3,334)	(2,909)
Net gains/losses on trading securities	(458)	(143)
Goodwill	(511)	(425)
Other	(528)	(259)
Total gross deferred tax liabilities	(4,831)	(3,736)
Net deferred tax liabilities	$(1,398)	$(1,206)

At April 30, 2013, the Company has approximately $10.9 million of various state net operating loss carryforwards which are available to offset future state taxable income, if any, through 2033.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon reversal of deferred tax liabilities and expected future profitability, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at April 30, 2013.

On May 1, 2007, the Company adopted accounting provisions which require us to prescribe a recognition threshold and measurement attribution for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return.

As of April 30, 2013, 2012 and 2011, we have recorded approximately $1.2 million, $1.1 million, and $1.2 million, respectively, of unrecognized tax benefits, inclusive of interest and penalties, all of which would impact our effective tax rate if recognized. The liability for unrecognized tax benefits is recorded net of any federal tax benefit that would result from payment.

We recognize potential accrued interest and penalties related to unrecognized tax benefits within income tax expense. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. As of April 30, 2013 and 2012, we had recorded a liability for potential penalties and interest of approximately $191,000 and $161,000, respectively, related to uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows, excluding interest and penalties (in thousands):

	2013	2012
Balance at beginning of the period	$984	$1,081
Decreases as a result of positions taken during prior periods	(25)	(104)
Increases as a result of positions taken during the current period	22	7
Balance at April 30,	$981	$ 984

We conduct business globally and, as a result, file income tax returns in the United States Federal jurisdiction and in many state and foreign jurisdictions. We are no longer subject to state and local, or non-U.S. income tax examinations for years prior to 2000. We are no longer subject to U.S. Federal income tax examination for years prior to 2010. The Company's 2009 and 2008 U.S. Federal returns were audited by the Internal Revenue Service, and the examinations were concluded in November 2011 and 2009, respectively, with no changes to the returns as originally filed.

We do not anticipate that total unrecognized tax benefits will significantly change in the next twelve months.

(6) Shareholders' Equity

Except for the election or removal of Directors and class votes as required by law or the Articles of Incorporation, holders of both classes of common stock vote as a single class on all matters with each Class A common share entitled to cast one-tenth vote per share and each Class B common share entitled to cast one vote per share. Neither class has cumulative voting rights. Holders of Class A common shares, as a class, are entitled to elect 25% of the board of directors (rounded up to the nearest whole number of Directors) if the number of outstanding Class A common shares is at least 10% of the number of outstanding shares of both classes of common stock. No cash or property dividend may be paid to holders of Class B common shares during any fiscal year of the Company unless a dividend of $0.05 per share has been paid in such year on each outstanding Class A common share. This $0.05 per share annual dividend preference is noncumulative. Dividends per Class B common share during any fiscal year may not exceed dividends paid per Class A common share during each year. Each Class B common share is convertible at any time into one Class A common share at the option of the shareholder.

Stock Option Plans

As of April 30, 2013, the Company has outstanding stock options granted pursuant to four stock option plans. The 2001 Stock Option Plan (the "2001 Option Plan") became effective on September 1, 2000. This Plan was terminated and replaced by the 2011 Equity Compensation Plan (the "2011 Option Plan") effective May 17, 2010. Options outstanding under the 2001 Option Plan remain in effect, but no new options may be granted under the plan. Effective July 9, 2009, we adopted the Logility, Inc. 1997 Stock Plan and the Logility, Inc. 2007 Stock Plan as equity plans of American Software, although we will not grant any additional stock options under these plans.

Under the 2011 Option Plan, options to purchase Class A common shares are granted in the form of both incentive stock options and non-qualified stock options. The number of options granted under this plan is determined with each grant. By resolution of the Board of Directors, non-employee directors receive grants of non-qualified options to purchase 5,000 shares upon election and 3,000 shares at the end of each fiscal quarter. The price of such grants is equal to the closing market price of the shares on the date of grant. Options are exercisable based on the terms of such options, but no more than 6 years after the date of grant (or 5 years for incentive stock options granted to any person who owns 10% or more of the combined voting power of all classes of capital stock of the Company at the time of grant). A total of 2,500,000 shares are authorized for issuance pursuant to options granted under this Plan. See Note 10-Subsequent Events. When stock options are exercised, it is the Company's policy to issue stock from authorized shares rather than from treasury shares

Incentive and nonqualified options exercisable at April 30, 2013, 2012 and 2011 totaled 1,893,887, 1,690,101, and 2,121,592, respectively. Options available for grant at April 30, 2013, for the 2011 Option Plan are 433,143 shares.

A summary of changes in outstanding options for the year ended April 30, 2013 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at May 1, 2012	3,532,722	$6.69		
Granted	663,000	8.29		
Exercised	(386,356)	5.15		
Forfeited/cancelled	(58,186)	7.38		
Outstanding at April 30, 2013	3,751,180	$7.12	3.0	$5,002,230
Exercisable at April 30, 2013	1,893,887	$6.98	1.8	$2,939,971

The weighted-average grant date fair value of stock options granted during the years ended April 30, 2013, 2012, and 2011 are $2.90, $3.14, and $1.85 per share, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended April 30, 2013, 2012, and 2011:

	2013	2012	2011
Dividend yield	5.4%	5.6%	5.9%
Expected volatility	56.0%	55.4%	53.6%
Risk-free interest rate	2.4%	2.7%	3.0%
Expected term	4.3 years	4.3 years	4.2 years

The expected volatility is based on the historical volatility and other factors. The Company uses historical data to estimate stock option exercise and forfeiture rates. The expected term represents the period over which the share-based awards are expected to be outstanding. Beginning after December 31, 2007, the expected term was estimated using historical data. The dividend yield is an estimate of the expected dividend yield on the Company's stock. The risk-free rate is based on U.S. Treasury yields in effect at the time of the grant for the expected term of the stock options.

Options issued after May 1, 2007 with graded vesting are valued as a single award. The total value of the award is expensed on a straight-line basis over the vesting period with the amount of compensation cost recognized at any date at least equal to the portion of the grant date value of the award that is vested at that date. During the years ended April 30, 2013, 2012, and 2011, we issued 386,356, 986,875 and 754,301 shares of common stock, respectively, resulting from the exercise of stock options. The total intrinsic value of options exercised during the years ended April 30, 2013, 2012 and 2011 based on market value at the exercise dates was $1,163,699, $3,592,358 and $1,910,835, respectively. The fair value of grants vested during the years ended April 30, 2013, 2012 and 2011 was $1,447,612, $1,082,363 and $962,781, respectively. As of April 30, 2013, unrecognized compensation cost related to unvested stock option awards approximated $3.7 million and is expected to be recognized over a weighted average period of 1.8 years.

Stock Repurchases

On August 19, 2002, our Board of Directors approved a resolution authorizing the repurchase of up to 2.0 million shares of our Class A common stock. These repurchases have been and will be made through open market purchases at prevailing market prices. The timing of any repurchases will depend upon market conditions, the market price of our common stock and management's assessment of our liquidity and cash flow needs. In the fiscal year ended April 30, 2013, we repurchased 96,152 shares of common stock at a cost of approximately $759,000. For this repurchase plan, through April 30, 2013, we have repurchased 909,862 shares of common stock at a cost of approximately $4.9 million. Under all repurchase plans as of April 30, 2013, we have repurchased 4,444,815 shares of common stock at a cost of approximately $24.3 million.

(7) Commitments and Contingencies

(a) Leases

The Company leases office facilities and equipment under various operating leases. Rental expense for these leases approximated $854,000, $906,000, and $827,000 for the years ended April 30, 2013, 2012, and 2011, respectively.

The Company leased several floors of its headquarters in Atlanta, GA under various operating leases. Rental income for these leases approximated $418,000, $349,000 and $344,000 for the years ended April 30, 2013, 2012 and 2011, respectively. In addition, the Company owns other properties leased under various operating leases. Rental income for these leases approximated $225,000, $204,000 and $178,000 for the years ended April 30, 2013, 2012, and 2011, respectively. The rental income is included as a component of Other Income, Net in the accompanying consolidated statements of operations.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2013 are as follows (existence of renewal or escalation clauses) (in thousands):

Years ended April 30:	
2014	$ 687
2015	395
2016	180
2017	—
2018	—
	$1,262

Future minimum lease rentals receivable under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2013 are as follows (already included or prorated at the Company's occupied building) (in thousands):

Years ended April 30:	
2014	$ 565
2015	242
2016	108
2017	76
2018	76
Thereafter	70
	$1,137

(b) 401(k) Profit Sharing Plan

Employees are offered the opportunity to participate in the Company's 401(k) Profit Sharing Plan (the 401(k) Plan), which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, employees are eligible to participate on the first day of the month following the date of hire. Eligible employees may contribute up to 60% of pretax income to the 401(k) Plan. Subject to certain limitations, the Company may make a discretionary profit sharing contribution at an amount determined by the board of directors of the Company. The Company did not make profit sharing contributions for 2013, 2012, or 2011.

(c) Contingencies

The Company more often than not indemnifies its customers against damages and costs resulting from claims of patent, copyright, or trademark infringement associated with use of the Company's products. The

Company has historically not been required to make any payments under such indemnifications. However, the Company continues to monitor the conditions that are subject to the indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the indemnifications when those losses are estimable.

In addition, the Company warrants to customers that the Company's products operate substantially in accordance with the software product's specifications. Historically, no costs have been incurred related to software product warranties and none are expected in the future, and as such no accruals for software product warranty costs have been made. Additionally, the Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

(8) Segment information

The Company provides our software solutions through three major business segments, which are further broken down into a total of four major product and service groups. The three business segments are (1) Supply Chain Management (SCM), (2) Enterprise Resource Planning (ERP), and (3) Information Technology (IT) Consulting.

The SCM segment consists of Logility, Inc., a wholly-owned subsidiary, as well as its subsidiary, DMI, which provides collaborative supply chain solutions to streamline and optimize the forecasting, production, distribution and management of products between trading partners. The ERP segment consists of (1) American Software ERP, which provides purchasing and materials management, customer order processing, financial, e-commerce and traditional manufacturing solutions, and (2) New Generation Computing (NGC), which provides industry-specific business software to both retailers and manufacturers in the apparel, sewn products and furniture industries. The IT Consulting segment consists of The Proven Method, Inc., an IT staffing and consulting services firm. We also provide support for our software products, such as software enhancements, documentation, updates, customer education, consulting, systems integration services, and maintenance.

Our chief operating decision maker is the President and Chief Executive Officer. While the CEO is apprised of a variety of financial metrics and information, we manage our business primarily on a segment basis, with the CEO evaluating performance based upon segment operating profit or loss that includes an allocation of common expenses, but excludes certain unallocated expenses.

Following is information related to each segment as of and for the years ended April 30, 2013, 2012 and 2011:

	2013	2012	2011
Revenues:			
Enterprise Resource Planning	$ 12,825	$ 13,651	$13,548
Supply Chain Management	62,410	63,610	49,421
IT Consulting	25,232	25,375	22,620
	$100,467	$102,636	$85,589
Operating income/(loss) before intersegment eliminations:			
Enterprise Resource Planning	$ (4,741)	$ (4,947)	$ (4,166)
Supply Chain Management	16,881	19,335	12,348
IT Consulting	1,644	1,780	1,011
	$ 13,784	$ 16,168	$ 9,193
Intersegment eliminations:			
Enterprise Resource Planning	$ (1,916)	$ (1,571)	$ (1,796)
Supply Chain Management	1,804	1,503	1,720
IT Consulting	112	68	76
	$ —	$ —	$ —
Operating income (loss) after intersegment eliminations:			
Enterprise Resource Planning	$ (6,657)	$ (6,518)	$ (5,962)
Supply Chain Management	18,685	20,838	14,068
IT Consulting	1,756	1,848	1,087
	$ 13,784	$ 16,168	$ 9,193
Capital expenditures:			
Enterprise Resource Planning	$ 513	$ 162	$ 69
Supply Chain Management	196	205	390
IT Consulting	27	5	6
	$ 736	$ 372	$ 465
Capitalized Software:			
Enterprise Resource Planning	$ —	$ —	$ —
Supply Chain Management	3,418	2,731	2,565
IT Consulting	—	—	—
	$ 3,418	$ 2,731	$ 2,565
Depreciation and amortization:			
Enterprise Resource Planning	$ 916	$ 1,046	$ 1,157
Supply Chain Management	3,228	3,252	2,763
IT Consulting	9	4	2
	$ 4,153	$ 4,302	$ 3,922

	April 30, 2013	April 30, 2012	April 30, 2011
Identifiable assets:			
Enterprise Resource Planning	$ 36,985	$ 33,594	$ 30,515
Supply Chain Management	70,982	77,288	68,463
IT Consulting	5,103	5,671	5,854
	$113,070	$116,553	$104,832

International Revenue and Significant Customer

International revenues approximated $14.0 million or 14%, $16.2 million or 16%, and $12.1 million or 14%, of consolidated revenues for the years ended April 30, 2013, 2012, and 2011, respectively, and were derived primarily from customers in Canada and Europe.

One customer accounted for approximately 11%, 15% and 15% of consolidated revenue for the years ended April 30, 2013, 2012 and 2011, respectively, principally from our IT consulting segment. Accounts receivable from this customer were approximately $1.6 million at April 30, 2013 and 2012, respectively.

(9) Financial Statements and Supplementary Data (Unaudited)

The following schedule presents results for each quarter in the years ended April 30, 2013 and 2012 (in thousands, except per share amounts):

	Total revenues	Gross margins	Operating income	Net earnings	Diluted earnings per share*
Quarter ended:					
July 31, 2012	$ 25,914	$14,010	$ 3,721	$ 2,422	$0.09
October 31, 2012	26,263	14,680	4,236	2,771	0.10
January 31, 2013	23,076	12,032	2,291	2,140	0.08
April 30, 2013	25,214	14,185	3,536	3,078	0.11
Year ended April 30, 2013	$100,467	$54,907	$13,784	$10,411	$0.38
Quarter ended:					
July 31, 2011	$ 23,709	$13,192	$ 3,594	$ 2,288	$0.09
October 31, 2011	25,598	14,634	4,716	2,981	0.11
January 31, 2012	25,397	13,502	3,293	2,592	0.10
April 30, 2012	27,932	15,468	4,565	3,482	0.13
Year ended April 30, 2012	$102,636	$56,796	$16,168	$11,343	$0.42

* Quarterly amounts may not sum to full year total due to rounding.

(10) Subsequent Events

On May 15, 2013, our Board of Directors adopted, subject to shareholder approval, an amendment to the 2011 Option Plan to increase the number of Class A Common shares that may be subject to options under the 2011 Option Plan from 2,500,000 shares to 3,700,000 shares (the "Plan Amendment"). The Plan Amendment is subject to shareholder approval at the Company's upcoming 2013 annual meeting of stockholders.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 ("Exchange Act")) are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this annual report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Our disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Our chief executive officer and chief financial officer, with the assistance of our Disclosure Committee, have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of April 30, 2013. We perform this evaluation on a quarterly basis so that the conclusions concerning the effectiveness of our disclosure controls and procedures can be reported in our annual report on Form 10-K and quarterly reports on Form 10-Q. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective to provide such reasonable assurance as of April 30, 2013.

We believe our consolidated financial statements fairly present in all material respects our financial position, results of operations and cash flows in our annual report on Form 10-K. The unqualified opinion of our independent registered public accounting firm on our consolidated financial statements for the years ended April 30, 2013 and 2012 and each of the years in the three-year period ended April 30, 2013 is included in this Form 10-K.

Changes in Internal Control over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the last fiscal quarter of fiscal 2013 to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Reports on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting and the report of the independent registered public accounting firm on internal control over financial reporting are included under Item 8, "Financial Statements and Supplementary Data," of this report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for the Annual Meeting of Shareholders expected to be filed with the SEC on or prior to July 27, 2013 under the captions "Election of Directors," "Executive Compensation," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Business Conduct and Ethics," and "Committees of the Board of Directors."

ITEM 11. EXECUTIVE COMPENSATION

This information is set forth under the caption "Executive Compensation" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of management and others is set forth under the caption "Security Ownership of Management and Certain Beneficial Owners" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Policy Regarding Transactions with Related Persons

On December 8, 2003 our Board of Directors adopted a resolution directing the Audit Committee of the Board of Directors to establish and implement procedures for identifying and conducting an appropriate review of any proposed transaction that meets the definition of "related party transaction" within the meaning of Item 404 of SEC Regulation S-K. In January 2004 the Audit Committee adopted written procedures in accordance with such direction. Under those procedures, the Audit Committee reviews and evaluates any proposed related party transaction and determines whether the terms of such transaction, judged at the time of the determination, are fair to the Company. Our officers are instructed that when a related party transaction is proposed they are to bring it to the attention of the Audit Committee, which then reviews the transaction and makes a determination of whether it meets the above standard. The Audit Committee is required to prepare a report of its deliberations, conclusions and recommendations, and furnish that report to the full Board of Directors.

Information regarding director independence is set forth under the captions "Director Independence" and "Committees of the Board of Directors" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

This information is set forth under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) *Documents filed as part of this report.*

1. *Financial statements; All financial statements of the Company as described in Item 8 of this report on Form 10-K.*
2. *Financial statement schedule included in Part IV of this Form:*

	Page
Schedule II—Consolidated Valuation Accounts—for the three years ended April 30, 2013	103

All other financial statements and schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

3. *Exhibits*

The following exhibits are filed herewith or incorporated herein by reference:

3.1	The Company's Amended and Restated Articles of Incorporation, and amendments thereto.(1)
3.2	The Company's Amended and Restated By-Laws dated May 18, 2009.(2)
10.1	American Software, Inc. 401(k)/Profit Sharing Plan and Trust Agreement.(3)
10.2	Amendment to American Software, Inc. 401(k)/Profit Sharing Plan and Trust Agreement.(4)
10.3	The Logility, Inc. 1997 Stock Plan as Amended and Restated Effective July 9, 2009.(5)
10.4	The Logility, Inc. 2007 Stock Plan as Amended and Restated Effective July 9, 2009.(5)
10.5	The Company's 2001 Stock Option Plan, as Amended and Restated Effective August 17, 2009.(6)
10.6	The Company's 2011 Equity Compensation Plan.(7)
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a).
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a).
32.1	Certifications Pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

(1) Incorporated by reference herein. Filed by the Company as an exhibit to its quarterly report filed on Form 10-Q for the quarter ended October 31, 1990.

(2) Incorporated by reference herein. Filed by the Company as an exhibit to its quarterly report filed on Form 10-Q for the quarter ended January 31, 2010.

(3) Incorporated by reference herein. Filed by the Company as an exhibit to its Registration Statement No. 33-55214 filed on Form S-8 on December 1, 1992.

(4) Incorporated by reference herein. Filed by the Company as an exhibit to its annual report filed on Form 10-K for the fiscal year ended April 30, 2002.

(5) Incorporated by reference herein. Filed by the Company as an exhibit to its Registration Statement No. 333-160559 filed on Form S-8 on July 13, 2009.

(6) Incorporated by reference herein. Filed by the Company as an exhibit to its Registration Statement No. 333-161471 filed on Form S-8 on August 21, 2009.

(7) Incorporated by reference herein. Filed by the Company as an exhibit to its Registration Statement No. 333-168943 filed on Form S-8 on August 19, 2010.

SHEDULE II

AMERICAN SOFTWARE, INC.

CONSOLIDATED VALUATION ACCOUNTS

Years ended April 30, 2013, 2012, 2011
(In thousands)

Allowance for Doubtful Accounts

Year ended:	Balance at beginning of year	Amounts charged to expense	Other Additions(1)	Deductions (2)	Balance at end of year
April 30, 2013	$171	216	0	50	337
April 30, 2012	$243	238	0	310	171
April 30, 2011	$187	173	0	117	243

(1) Recovery of previously written-off amounts.
(2) Write-off of uncollectible accounts.

Deferred Income Tax Valuation Allowance

The deferred tax valuation allowance roll-forward is included in Item 8 of this Report in the Notes to Consolidated Financial Statements—Note 5.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN SOFTWARE, INC.

By: /s/ J. Michael Edenfield

J. Michael Edenfield
President, Chief Executive Officer, Director and Chief Operating Officer

Date: July 12, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ James C. Edenfield **James C. Edenfield**	Executive Chairman, Treasurer and Director	July 12, 2013
/s/ Thomas L. Newberry **Thomas L. Newberry**	Chairman of the Board of Directors	July 12, 2013
/s/ J. Michael Edenfield **J. Michael Edenfield**	President, Chief Executive Officer, Director and Chief Operating Officer	July 12, 2013
/s/ W. Dennis Hogue **W. Dennis Hogue**	Director	July 12, 2013
/s/ John J. Jarvis **John J. Jarvis**	Director	July 12, 2013
/s/ Thomas L. Newberry, V. **Thomas L. Newberry, V.**	Director	July 12, 2013
/s/ James B. Miller, Jr. **James B. Miller, Jr.**	Director	July 12, 2013
/s/ Vincent C. Klinges **Vincent C. Klinges**	Chief Financial Officer	July 12, 2013
/s/ Herman L. Moncrief **Herman L. Moncrief**	Controller and Principal Accounting Officer	July 12, 2013

Exhibit 21.1

American Software, Inc. Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
American Software Research and Development Corporation	Georgia
American Software U.K., Ltd.	United Kingdom
American Software USA, Inc.	Georgia
ASI Properties, Inc.	Georgia
Logility, Inc.	Georgia
New Generation Computing, Inc.	Florida
The Proven Method, Inc.	Georgia
Demand Management, Inc.	Georgia
Optiant, Inc.	Georgia

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Software, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-168943 on Form S-8 and No. 333-160559 on Form S-8) of American Software, Inc. of our reports dated July 12, 2013, with respect to the consolidated balance sheets of American Software, Inc. and subsidiaries as of April 30, 2013 and 2012, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2013, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of April 30, 2013, which reports appear in the April 30, 2013, annual report on Form 10-K of American Software, Inc.

/s/ KPMG LLP

Atlanta, Georgia
July 12, 2013

Exhibit 31.1

Certification Pursuant to Rule 13a-14(a)/15d-14(a)

I, J. Michael Edenfield, certify that:

1. I have reviewed this Annual Report on Form 10-K of American Software, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 12, 2013

By: /s/ J. Michael Edenfield

J. Michael Edenfield
Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Rule 13a-14(a)/15d-14(a)

I, Vincent C. Klinges, certify that:

1. I have reviewed this Annual Report on Form 10-K of American Software, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 12, 2013

By: /s/ Vincent C. Klinges

Vincent C. Klinges
Chief Financial Officer

Exhibit 32.1

Certifications Pursuant to Section 906 of
The Sarbanes-Oxley Act of 2002 (18 U.S.C Section 1350)

The undersigned, as the Chief Executive Officer of American Software, Inc., certifies that, to the best of his knowledge and belief, the Annual Report on Form 10-K for the fiscal year ended April 30, 2013 (the "Report"), which accompanies this certification, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of American Software, Inc. at the dates and for the periods indicated. The foregoing certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and shall not be relied upon for any other purpose.

This 12th day of July, 2013

/s/ J. Michael Edenfield
J. Michael Edenfield
Chief Executive Officer

The undersigned, as the Chief Financial Officer of American Software, Inc., certifies that, to the best of his knowledge and belief, the Annual Report on Form 10-K for the fiscal year ended April 30, 2013 (the "Report"), which accompanies this certification, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of American Software, Inc. at the dates and for the periods indicated. The foregoing certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and shall not be relied upon for any other purpose.

This 12th day of July, 2013

/s/ Vincent C. Klinges
Vincent C. Klinges
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to American Software, Inc. and will be retained by American Software, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

The information in this Exhibit 32.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

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EXECUTIVE OFFICERS

James C. Edenfield
Executive Chairman

J. Michael Edenfield
President and Chief Executive Officer

Vincent C. Klinges
Chief Financial Officer

James R. McGuone
General Counsel,
Vice President and Secretary

BOARD OF DIRECTORS

Thomas L. Newberry, Ph.D.
Chairman of the Board of Directors

James C. Edenfield
Executive Chairman

J. Michael Edenfield
President and Chief Executive Officer

W. Dennis Hogue
President, Hogue Enterprises

John J. Jarvis, Ph.D.
Former Executive Director, The Logistics Institute - Asia Pacific, Georgia Institute of Technology

James B. Miller, Jr.
Chairman, President, and Chief Executive Officer, Fidelity Southern Corporation

Thomas L. Newberry, V
Chief Executive Officer, 1% Club, Inc.

Offices

Worldwide Locations

Corporate Headquarters

470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-261-4381
Fax 404-264-5514
www.amsoftware.com

Subsidiaries

American Software USA, Inc.

470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-261-4381
Fax 404-264-5514

ASI Properties, Inc.

470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-261-4381
Fax 404-238-5514

Logility, Inc.

470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-261-9777
Fax 404-264-5813
www.logility.com

Birmingham UK
Fort Dunlop, Fort Parkway
Birmingham, B24 9FE
United Kingdom
Phone +44 (0) 121 629 7866
Fax +44 (0) 121 629 7701

Boston
34 Washington Street, Suite 210
Wellesley Hills, MA 02481
Phone 781-237-3383
Fax 781-237-0156

Burlington
8 New England Executive Park
Suite 130
Burlington, MA 01803
Phone 781-238-8855
Fax 781-238-8887

Chicago
1011 East Touhy Avenue, Suite 315
Des Plaines, IL 60018
Phone 847-699-6620
Fax 847-699-6671

Dallas
545 E. John Carpenter Freeway
Suite 300
Irving, TX 75062
Phone 972-719-9177
Fax 972-719-9178

Demand Management, Inc.

1 Cityplace Drive Suite 540
St. Louis, MO 63141
Phone: 314-991-7100
www.demandsolutions.com

New Generation Computing, Inc.

14900 Northwest 79th Court
Suite 100
Miami Lakes, FL 33016
Phone 305-556-9122
Fax 305-828-6358
www.ngcsoftware.com

The Proven Method, Inc.

470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-238-8480
Fax 404-238-8499
www.provenmethod.com

Market Makers

The following firms make a market in the common shares of American Software:

Archipelago Stock Exchange
Automated Trading Desk
Barclays Capital Inc./Le
Bats Trading Inc.
Canaccord Genuity Inc.
Cantor, Fitzgerald & Co.
Chicago Board Options Exchange
Citadel Derivatives Group LLC
Citadel Securities LLC
Citigroup Global Markets Inc.
Credit Suisse Securities USA
Direct Edge ECN LLC
G1 Execution Services LLC
Goldman, Sachs & Co.
Jefferies & Company Inc.
Knight Capital Americas LLC
Latour Trading LLC
Maxim Group LLC
Merrill Lynch, Pierce, Fenner
Morgan Stanley & Co. LLC
NASDAQ Execution Services LLC
National Stock Exchange
Needham & Company LLC
Pershing Advisor Solution LLC
RBC Capital Markets LLC
Riley & Co.
Stifel Nicolaus & Co.
SunTrust Capital Markets Inc.
Susquehanna Capital Group
Susquehanna Financial Group
Timber Hill Inc.
Two Sigma Securities LLC
UBS Securities LLC

Contact Information

American Software, Inc.
470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-261-4381
Fax 404-264-5514
www.amsoftware.com

Investor Contact

Pat McManus
Phone 404-364-7615
Fax 404-264-5298
invest@amsoftware.com

Annual Meeting

The annual meeting of shareholders will be held at 3:00 PM EST on Monday, August 19, 2013, at American Software Headquarters, 470 East Paces Ferry Road, NE, Atlanta, GA. All American Software shareholders are encouraged to attend.

Exchange: NASDAQ Global Market
Symbol: AMSWA

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the following address:

Transfer Agent

American Stock Transfer & Trust Company LLC

16633 N. Dallas Parkway,
Suite 600
Addison, TX 75001
Phone 972-588-1852
Cell 704-956-3386
Fax 972-588-1890
kokane@amstock.com
www.amstock.com

Independent Auditors

KPMG LLP

303 Peachtree Street, NE
Suite 2000
Atlanta, GA 30308-2355
Phone 404-222-3000

Forward-looking Statements

This annual report contains forward-looking statements that are subject to substantial risks and uncertainties. There are a number of factors that could cause actual results to differ materially from those anticipated by statements made herein. These factors include, but are not limited to, changes in general economic conditions, technology and the market for the Company's products and services, including economic conditions within the software application markets; the timely availability and market acceptance of these products and services; the challenges and risks associated with integration of acquired product lines and companies; the effect of competitive products and pricing; the Company's ability to satisfy in a timely manner the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted under that Section; the uncertainty of the viability and effectiveness of strategic alliances; and the irregular pattern of the Company's revenues. For further information about risks the Company could experience as well as other information, please refer to the Company's Form 10-K for the year ended April 30, 2013 furnished within and other reports and documents subsequently filed with the Securities and Exchange Commission.


AMERICAN SOFTWARE


AMERICAN
SOFTWARE

American Software
470 East Paces Ferry Road, NE, Atlanta, Georgia 30305
404-261-4381 • Fax 404-264-5514
www.amsoftware.com
invest@amsoftware.com